As filed with the Securities and Exchange Commission on January 4, 2006
Registration No. 333-128059

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 4
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SGX Pharmaceuticals, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	2834	06-1523147
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
10505 Roselle Street
San Diego, CA 92121
(858) 558-4850
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Michael Grey
President and CEO
SGX Pharmaceuticals, Inc.
10505 Roselle Street
San Diego, CA 92121
(858) 558-4850
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Frederick T. Muto, Esq. J. Patrick Loofbourrow, Esq. Charles S. Kim, Esq. Cooley Godward LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Annette North, Esq. Vice President, Legal Affairs and Corporate Secretary SGX Pharmaceuticals, Inc. 10505 Roselle Street San Diego, CA 92121 (858) 558-4850	Ora T. Fisher, Esq. Cheston J. Larson, Esq. Latham & Watkins LLP 135 Commonwealth Drive Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.     ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 4, 2006
4,000,000 Shares
Common Stock
      This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $11.00 and $13.00 per share.
      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “SGXP.”
      Investing in our common stock involves risks. See “Risk Factors” beginning on page 9.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to SGX	$	$
      The underwriters may also purchase up to an additional 600,000 shares from us at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.
      The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this preliminary prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver the shares against payment in New York, New York on                     , 2006.

CIBC World Markets	Piper Jaffray

JMP Securities

Page

Prospectus Summary	1
Risk Factors	9
Forward-Looking Statements	32
Use of Proceeds	33
Dividend Policy	33
Capitalization	34
Dilution	36
Selected Consolidated Financial Data	38
Management’s Discussion and Analysis of Financial Condition and Results of Operations	40
Business	53
Management	75
Related Party Transactions	96
Principal Stockholders	101
Description of Capital Stock	104
Shares Eligible for Future Sale	110
Underwriting	112
Legal Matters	116
Experts	116
Where You Can Find More Information	116
Index to Financial Statements	F-1
EXHIBIT 1.1
EXHIBIT 3.1
EXHIBIT 4.1
EXHIBIT 4.3
EXHIBIT 4.5
EXHIBIT 5.1
EXHIBIT 10.2
EXHIBIT 10.3
EXHIBIT 10.4
EXHIBIT 10.5
EXHIBIT 10.16
EXHIBIT 10.29
EXHIBIT 10.37
EXHIBIT 10.38
EXHIBIT 10.39
EXHIBIT 23.1

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospectus may have changed since that date.
In this prospectus “we,” “us,” “our” and “SGX” refer to SGX Pharmaceuticals, Inc. and its subsidiaries, unless explicitly noted otherwise.

i

Prospectus Summary
This summary highlights information contained in other parts of this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially “Risk Factors,” before deciding to invest in our common stock.
SGX Pharmaceuticals, Inc.
We are a biotechnology company focused on the discovery, development and commercialization of innovative cancer therapeutics. We are developing Troxatyl, a novel compound which is currently in a pivotal Phase II/ III clinical trial for the third-line treatment of Acute Myelogenous Leukemia, or AML, a blood cancer. Third-line treatment refers to the treatment of patients who have already received two regimens of chemotherapy with the goal of remission. There is no approved therapy or standard of care for the third-line treatment of AML. If the results of our ongoing Phase II/ III clinical trial are positive, we intend to complete submission of our rolling New Drug Application, or NDA, to the U.S. Food and Drug Administration, or FDA, in late 2006 or early 2007, leading to a potential product launch during 2007. We also plan to develop Troxatyl in combination with cytarabine, a generic compound often known as Ara-C, for the second-line treatment of AML. Second-line treatment refers to the treatment of patients who have already received one regimen of chemotherapy with the goal of remission. In addition, we are developing Troxatyl for the treatment of various solid tumors and are planning on developing Troxatyl for the treatment of Myelodysplastic Syndromes, or MDS, a group of precancerous conditions in which bone marrow does not produce enough mature, healthy blood cells. We licensed exclusive worldwide rights to Troxatyl from Shire BioChem Inc. in July 2004.
We are also building an internal oncology product pipeline and generating lead compounds, which are drug-like small molecules with characteristics that have the potential to be appropriate for treatment of disease, for ourselves and multiple partners. We are generating lead compounds through the application of our proprietary approach to drug discovery that is based upon the use of small fragments of drug-like molecules, known as Fragments of Active Structures, or FAST. We have successfully applied FAST to generate novel, potent and selective small molecule compounds in a matter of months for many proteins, or drug targets, that have been implicated in cancers and other diseases. Our first lead compound discovered using FAST is an inhibitor of an enzyme known as BCR-ABL. Based on industry experience and the preclinical status of our BCR-ABL program to date, we anticipate selecting a development candidate in early 2006 and filing an Investigational New Drug, or IND, application within approximately eight to ten months thereafter. In this program, we designed and are developing a lead compound as a treatment for Chronic Myelogenous Leukemia, or CML, a cancer of the bone marrow, which is resistant to treatment with the current standard of care, Gleevec® (imatinib mesylate) marketed by Novartis Pharmaceuticals Corporation. In this program, we have also focused on compounds that inhibit wild type forms of BCR-ABL. Additional internal programs are at the lead optimization stage and are focused on the target AurA, an Aurora kinase that has been implicated in tumor growth, and the targets MET and RON, two closely related proteins that control cell growth and division, and are implicated in a range of solid tumors. Lead optimization is the stage at which lead compounds are further modified to improve their potency, specificity and in vivo efficacy and reduce their toxicity. Based on our experience with FAST to date, our current portfolio of oncology drug targets, and the status of our active discovery programs, and assuming allocation of additional resources for research and development, we believe that FAST is capable of producing at least one new IND candidate per year, starting in 2006 with our BCR-ABL program candidate. Based on FAST and related technologies, we generated aggregate revenues from collaborations, commercial agreements and grants of approximately $60.1 million in 2003, 2004 and the first nine months of 2005.

The chart below summarizes the status of our most advanced ongoing and currently planned clinical and preclinical development programs:

Program/ Indication		Status

Troxatyl
•	Third-line AML	Pivotal Phase II/III trial ongoing (data expected second half of 2006)
•	Second-line AML	Phase I Ara-C combination trial (initiate first half of 2006)
Phase III Ara-C combination trial (initiate end of 2006)
•	MDS	Phase I/II trial (initiate 2006)
•	Solid tumors	Phase I/II trial (initiate 2006)
BCR-ABL
•	Gleevec-resistant CML	Preclinical development (IND expected end of 2006)
MET and RON
•	Solid tumors	Lead optimization
AurA
•	Solid tumors	Lead optimization
K-RAS
•	Solid tumors	Lead discovery
Troxatyl
Troxatyl is a novel analog of cytidine, one of the four nucleosides that are the building blocks of deoxyribonucleic acid, or DNA. Nucleoside analogs such as Troxatyl inhibit synthesis of DNA in dividing cells, thereby causing those cells to die. Based on preclinical studies and clinical trials, we believe Troxatyl has a number of unique properties and advantages for the treatment of various cancers. More than 700 patients were enrolled in Phase I and Phase II clinical trials conducted by Shire, in which Troxatyl was administered in the majority of cases by bolus intravenous, or IV, injection, to treat blood cancers and solid tumors. However, based on our recent clinical trials and preclinical studies, we now believe that neither the dose nor the bolus IV injection mode of administration utilized in those trials was optimal. Bolus IV injection involves administering the drug or potential drug as a single dose over a short period of time. In May 2005, we completed a Phase I/ II AML clinical trial in which Troxatyl was administered by continuous IV infusion over several days. Based on data from this trial, we believe Troxatyl is more active when administered by continuous IV infusion compared to bolus IV injection, and we believe we have identified the optimal dose of Troxatyl for the single-agent treatment of AML.
     Acute Myelogenous Leukemia
We are initially developing Troxatyl for the treatment of AML, a blood cancer that increases in incidence with age. According to the American Cancer Society, in the United States, approximately 16,000 adult patients have AML with approximately 12,000 new patients diagnosed each year. Long-term survival rates are less than 20%. Approximately 8,000 patients per year are eligible to receive second-line treatment for this disease. The vast majority of these patients are either non-responsive or relapse within six months. There is no approved therapy or standard of care for the third-line treatment of AML and, based on a recent M. D. Anderson Cancer Center study, the historical response rate for patients we are targeting in our current pivotal Phase II/III clinical trial is less than 5%.
Phase I/ II Trial by Continuous IV Infusion. We completed our first clinical trial evaluating Troxatyl dosing by continuous IV infusion in the second quarter of 2005. In this 48 patient trial, five patients achieved a complete response to their disease and four patients achieved a complete response with partial platelet recovery for an overall response rate of 19%. For the 15 patients who met the enrollment criteria for our current pivotal Phase II/ III trial and received Troxatyl for at least four days, the overall response rate was 27%. Importantly, the low-level toxicities we observed were not age-related. The duration of response has ranged from one to over 12 months. Several patients remain in active remission and median survival time for Troxatyl-treated patients who achieved either a complete response or a complete response with partial platelet recovery was over eight months. On the basis of these results, we have concluded the safety and response data in these patients compare favorably to the M. D. Anderson Cancer Center historical data and support further development of Troxatyl for the treatment of AML. However, later-stage or larger-scale clinical trials may not produce similar results to the results from our Troxatyl Phase I/II clinical trial or provide a basis for regulatory approval.
Current Phase II/ III Clinical Trial. In July 2005, we initiated a pivotal Phase II/ III clinical trial of Troxatyl for the third-line treatment of AML, with targeted enrollment of 211 patients. Following discussions with the FDA in connection with our End-of-Phase II Meeting in May 2005, we designed this trial with complete response as the primary clinical endpoint, or patient response on which a judgement will be made for FDA approval, and complete response with partial platelet recovery and duration of response as secondary endpoints. We expect to complete enrollment in the trial in the third quarter of 2006 and announce the results in the fourth quarter of 2006. If the results of this trial are positive, we intend to complete submission of our rolling NDA to the FDA in late 2006 or early 2007. We have recently been granted fast track designation for Troxatyl for the third-line treatment of AML, which may qualify us for a six-month review period by the FDA. Fast track designation means that the FDA has determined that the drug is intended to treat a serious or life-threatening condition for which there is no adequate therapy currently available. This designation also means that the FDA can take actions to expedite the development and review of a potential NDA.
Market Expansion Trials for AML. We are initially developing Troxatyl for the third-line treatment of AML because we believe this indication will provide the fastest route to market. However, we also plan to develop Troxatyl for the second-line treatment of AML. Additionally, we plan to evaluate Troxatyl in combination with the cancer drugs daunorubicin or mitoxantrone for the potential first-line treatment of AML.

Other Indications
Based on bolus IV injection Troxatyl data obtained by Shire, we are investigating Troxatyl as a potential product candidate for treatment of other cancers. Troxatyl administered by bolus IV injection has shown promising activity in various Phase I and Phase II clinical trials against MDS and solid tumors such as pancreatic cancer and renal cell carcinoma, the most common form of kidney cancer.
MDS represents a group of cancers in which bone marrow does not make enough mature, healthy blood cells. In 2006, we plan to initiate a single-arm, open-label Phase I/ II clinical trial of Troxatyl by continuous IV infusion in MDS patients who have failed Vidaza® (azacitidine), marketed by Pharmion Corporation, currently the only approved drug for this disease.
We are currently completing enrollment in a Phase I dose ranging clinical trial of Troxatyl by continuous IV infusion in patients with refractory solid tumors. No new or unexpected toxicities have been observed at exposure levels that now exceed those achieved in the previous Troxatyl trials dosed by bolus IV injection. We plan to initiate one or more Phase I/II clinical trials in 2006 of Troxatyl dosing by continuous IV infusion for one or more solid tumor indications, including liver cancer.
Research Programs
We are also building an internal oncology product pipeline and generating lead compounds for ourselves and multiple partners through application of our drug discovery platform, FAST. We are focusing on targets where we believe FAST could provide a distinct advantage over conventional methods of lead discovery, the process of identifying active new chemical entities, which may be transformed by subsequent modification into a clinically useful drug. We have identified a portfolio of approximately 20 oncology targets that we believe are clearly implicated in cancers. Our principal areas of focus in oncology drug discovery are on protein and enzyme targets that have been implicated in cancers and other diseases, including BCR-ABL, MET and RON, AurA and K-RAS.

Our Strategy
Our goal is to create a leading biotechnology company that discovers, develops and commercializes novel cancer drugs. Key elements of our strategy are to:

•	obtain regulatory approval of Troxatyl for AML;

•	develop Troxatyl for other cancer indications;

•	develop and expand our cancer pipeline;

•	continue to generate revenue through strategic partnering;

•	develop sales and marketing capabilities; and

•	expand our portfolio of product candidates through acquisitions and in-licensing.
Risks Related to Our Business
We are a relatively early stage biotechnology company and our business and our ability to execute on our business strategy is subject to a number of risks that you should be aware of before you decide to buy our common stock. In particular, Troxatyl is our only product candidate in clinical development. To date, we have not obtained regulatory approval of any product candidate. All of our other compounds or potential product candidates are in preclinical development or the discovery stage. Positive results from preclinical studies and early clinical trials should not be relied upon as evidence that later-stage or larger-scale clinical trials will succeed. Although the FDA has recently granted us fast track designation for Troxatyl for the third-line treatment of AML, this designation may not actually lead to a faster development or regulatory review or approval process. Our expected timeline for an NDA submission and obtaining regulatory approval could be delayed for several years. Troxatyl and any other product candidate that we may develop may never receive regulatory approval or be successfully commercialized. The technologies on which we rely are unproven and may not result in the discovery or development of commercially viable products. There are currently no drugs on the market and no drug candidates in clinical development that have been discovered or developed using our proprietary technologies. While we have received revenue from our existing collaborations and commercial agreements and research grants, we have not generated any revenue to date from product sales. As of September 30, 2005, we had an accumulated deficit of approximately $129.5 million, and we expect to continue to incur substantial losses for the foreseeable future. These risks are discussed more fully in “Risk Factors” beginning on page 9.
Recent Developments
In April 2005, certain existing preferred stockholders irrevocably committed to purchase approximately $7.5 million of additional shares of our Series B preferred stock in December 2005. In December 2005, we issued approximately $7.5 million of additional shares of our Series B preferred stock pursuant to these irrevocable commitments made in April 2005, resulting in estimated net proceeds of approximately $6.8 million. This transaction is discussed more fully in “Related Party Transactions—Stock Issuances—Series B Financing and Recapitalization” beginning on page 98. In December 2005, we also borrowed an additional $4.9 million under our line of credit and equipment financing agreement with Silicon Valley Bank and Oxford Finance Corporation. This transaction is described more fully in “Management’s Discussion and Analysis of Financial Condition—Liquidity and Capital Resources” beginning on page 47.

Corporate Information
We were incorporated in Delaware in July 1998, and our principal executive offices are located at 10505 Roselle Street, San Diego, California 92121. We changed our name to SGX Pharmaceuticals, Inc. from Structural GenomiX, Inc. in August 2005. Our telephone number is (858) 558-4850 and website address is http://www.sgxpharma.com. Information contained in, or accessible through, our website does not constitute a part of this prospectus.
Troxatyl® is a U.S. registered trademark owned by Shire Biochem Inc., a company within Shire Pharmaceuticals Group plc, for the anti-cancer agent troxacitabine. Both troxacitabine and the Troxatyl® trademark are licensed to our company. FASTtm is our trademark for our proprietary fragment-based drug discovery platform. We have applied for registration of our SGX Pharmaceuticals logo with the United States Patent and Trademark Office and have applications to register our SGX trademark in the United States, Australia, Canada, the European Union, Japan, Mexico and Switzerland. This prospectus also contains trademarks and tradenames of other companies, and those trademarks and tradenames are the property of their respective owners.

The Offering

Common stock offered by SGX Pharmaceuticals, Inc.	4,000,000 shares

Common stock to be outstanding after this offering	13,703,168 shares

Use of proceeds	We intend to use the net proceeds from this offering for the clinical development of Troxatyl and related milestone payments; further development of our research programs and initial clinical development stemming from our internal programs; working capital and general corporate purposes; and potential acquisition and in-licensing activities. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	SGXP
The number of shares of common stock that will be outstanding after this offering is based upon 9,703,168 shares outstanding as of December 31, 2005, and excludes the following:

•	1,146,686 shares of common stock subject to outstanding options under our 2000 equity incentive plan, with a weighted average exercise price of $2.13 per share;

•	247,928 shares of common stock reserved for future issuance under our 2000 equity incentive plan;

•	1,200,000 shares of common stock reserved for future issuance under our 2005 equity incentive plan, 2005 non-employee directors’ stock option plan and 2005 employee stock purchase plan, each of which will become effective upon the completion of this offering; and

•	195,629 shares of common stock subject to outstanding warrants, with a weighted average exercise price of $4.72 per share.

Unless otherwise stated, information in this prospectus assumes:

•	a 1-for-2 reverse stock split of our common stock effected on January 3, 2006;

•	the conversion of all our outstanding shares of preferred stock, including shares of our Series B preferred stock issued in December 2005 pursuant to irrevocable commitments made under our April 2005 Series B preferred stock purchase agreement, into 8,346,316 shares of common stock upon the completion of this offering;

•	the issuance of 500,000 shares of our common stock upon the completion of this offering upon the automatic conversion of a $6.0 million convertible note, assuming an initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus);

•	the issuance of 2,692 shares of our common stock upon the completion of this offering from the net exercise of a warrant, assuming an initial public offering price of $12.00 per share; and

•	no exercise of the over-allotment option granted to the underwriters.

Summary Consolidated Financial Data
The following tables present our summary consolidated financial data and should be read together with our consolidated financial statements and accompanying notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated financial data for the years ended December 31, 2000 and 2001 are derived from our audited consolidated financial statements, which are not included in this prospectus. The summary consolidated financial data at September 30, 2005 and for the nine months ended September 30, 2004 and 2005 are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

						Nine Months Ended
	Years Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

						(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue:
Grants	$–	$–	$350	$3,344	$6,380	$3,152	$451
Grants—subcontractor reimbursements	–	–	–	4,599	4,976	3,460	4,376
Collaborations and commercial agreements	–	1,338	2,986	10,135	15,941	11,819	9,923

Total revenue	–	1,338	3,336	18,078	27,297	18,431	14,750
Expenses:
Research and development	6,616	17,831	25,573	28,587	31,444	27,954	27,610
General and administrative	4,053	7,682	10,122	7,353	6,719	4,818	9,401
In-process technology	–	1,500	–	–	4,000	—	—

Total operating expenses	10,669	27,013	35,695	35,940	42,163	32,772	37,011

Loss from operations	(10,669)	(25,675)	(32,359)	(17,862)	(14,866)	(14,341)	(22,261)
Interest income	2,424	2,729	622	320	175	123	178
Interest expense	(126)	(302)	(932)	(1,219)	(669)	(538)	(253)
Interest expense associated with debenture	–	–	–	–	(3,392)	(732)	(1,188)

Net loss	(8,371)	(23,248)	(32,669)	(18,761)	(18,752)	(15,488)	(23,524)
Accretion to redemption value of redeemable convertible preferred stock	(274)	(329)	(329)	(329)	(329)	(247)	(219)

Net loss attributable to common stockholders	$(8,645)	$(23,577)	$(32,998)	$(19,090)	$(19,081)	$(15,735)	$(23,743)

Basic and diluted net loss attributable to common stockholders per share(1):
Historical	$(65.00)	$(86.05)	$(78.94)	$(44.92)	$(39.84)	$(33.69)	$(43.09)

Pro forma (unaudited)					$(10.00)		$(4.03)

Shares used to compute basic and diluted net loss attributable to common stockholders per share(1):
Historical	133	274	418	425	479	467	551

Pro forma (unaudited)					1,909		5,895

(1)	Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

	As of September 30, 2005

		Pro	Pro Forma
	Actual	Forma	As Adjusted(1)

	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$7,207	$18,908	$61,548
Working capital (deficit)	(1,205)	9,075	51,715
Total assets	22,708	34,409	77,049
Long-term debt obligations (including current portion)	11,416	16,283	10,283
Redeemable preferred stock	40,254	47,088	—
Accumulated deficit	(129,508)	(129,508)	(129,508)
Total stockholders’ (deficit) equity	(37,795)	(37,795)	57,933

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus) would increase (decrease) the net proceeds to us from this offering by $3.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses. The pro forma as adjusted information is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
The table above presents summary balance sheet data on an actual basis, on a pro forma basis and on a pro forma as adjusted basis. The pro forma balance sheet data gives effect to the issuance in December 2005 of approximately $7.5 million of our Series B preferred stock issued pursuant to irrevocable commitments made under our April 2005 Series B preferred stock purchase agreement, resulting in estimated net proceeds of approximately $6.8 million, and approximately $4.9 million of loan proceeds received from Silicon Valley Bank and Oxford Finance Corporation in December 2005 in connection with an existing credit facility. The pro forma as adjusted balance sheet data also gives effect to the sale of 4,000,000 shares of our common stock in this offering at an assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us, the automatic conversion of the $6.0 million convertible note into 500,000 shares of common stock at the assumed initial public offering price of $12.00 per share, and the automatic conversion of all preferred stock, including shares of our Series B preferred stock issued in December 2005 pursuant to irrevocable commitments made under our April 2005 Series B preferred stock purchase agreement.

Risk Factors
An investment in shares of our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information appearing elsewhere in this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, our business, financial condition, results of operations and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.
Risks Relating to Our Business
We are dependent on the success of our product candidate, Troxatyl, and we cannot give any assurance that it will receive regulatory approval or be successfully commercialized.
Troxatyl, which is our only product candidate in clinical development, is in a pivotal Phase II/III clinical trial for the third-line treatment of Acute Myelogenous Leukemia, or AML. We are conducting or planning additional clinical trials of Troxatyl for other indications. All of our other compounds or potential product candidates are in preclinical development or the discovery stage. Troxatyl may never receive regulatory approval or be successfully commercialized. In July 2004, we in-licensed worldwide rights to Troxatyl from Shire BioChem Inc. Shire has conducted substantially all of the preclinical and clinical development of Troxatyl to date. However, Troxatyl will require additional clinical trials and regulatory clearances which may never be obtained. Our clinical development program for Troxatyl may not lead to a commercial drug either because we fail to demonstrate that it is safe and effective in clinical trials and we therefore fail to obtain necessary approvals from the U.S. Food and Drug Administration, or FDA, and similar foreign regulatory agencies, or because we have inadequate financial or other resources to advance this product candidate through the clinical trial process. Any failure to obtain approval of Troxatyl would have a material and adverse impact on our business.
The clinical trial protocol and design for our ongoing pivotal Phase II/III clinical trial of Troxatyl for the third-line treatment of AML may not be sufficient to allow us to submit an NDA for Troxatyl or demonstrate efficacy at the level required by the FDA for product approval.
The clinical trial protocol and design for our pivotal Phase II/III clinical trial of Troxatyl for the third-line treatment of AML may prove to be insufficient for product approval. We discussed our clinical development plan and the details of the Phase II/III clinical trial protocol with the FDA in connection with an End-of-Phase II Meeting following our recently concluded Phase I/ II clinical trial. We posed specific questions regarding the proposed design, conduct and data analysis approach for our Phase II/III clinical trial to the FDA and received answers to each question and additional comments on other aspects of the protocol design. For example, the FDA suggested that we consider a randomized trial design rather than a single-arm trial design. However, we have decided to conduct the single-arm, open-label clinical trial as originally proposed and discussed with the FDA. We believe that a more traditional prospective, randomized, double-blind, controlled clinical trial is not viable because there currently is no standard of care for the third-line treatment of AML. We intend to compare the data from our single-arm clinical trial design to a selected group of 422 patients described in the M. D. Anderson Cancer Center’s recently published analysis of its experience with third-line treatment of 594 adult AML patients utilizing a variety of cancer drugs. The FDA has indicated that the results of our Phase II/III clinical trial and the published results from M. D. Anderson cannot be directly compared due to differences in the populations enrolled, but that the adequacy of the M. D. Anderson data and other literature to serve as a historical control will be considered during review of the New Drug Application, or NDA, for Troxatyl, if one is submitted. In addition, even if we achieve our desired endpoints for the trial, the results may not be sufficient to demonstrate compelling efficacy to the level required by the FDA for product approval.
The FDA also suggested that we submit a Special Protocol Assessment, or SPA, which drug development companies sometimes use to obtain an agreement with the FDA concerning the design and size of a clinical trial intended to form the primary basis of an effectiveness claim. However, we have not submitted and do not plan to submit an SPA for our ongoing Phase II/III clinical trial in part because a complete draft of our Phase II/III clinical protocol was submitted to and discussed with the FDA as part of the End-of-Phase II Meeting. However, without the FDA’s concurrence on an SPA, we cannot be certain that the design, conduct and data analysis approach for our ongoing Phase II/III clinical trial will be sufficient to allow us to submit or receive approval of an NDA for Troxatyl. We are currently in the process of enrolling patients in our Troxatyl Phase II/III clinical trial with targeted enrollment of approximately 211 third-line AML patients. If the FDA requires, or we otherwise determine, to amend our protocol, change our clinical trial design, increase enrollment targets or conduct additional clinical trials, our ability to obtain regulatory approval on the timeline we have projected would be jeopardized and we could be required to make significant additional expenditures related to clinical development. Any failure to obtain approval for Troxatyl would have a material and adverse impact on our business.
While we may seek to take advantage of various regulatory mechanisms intended to accelerate drug development and approval for Troxatyl for the third-line treatment for AML, we may not be able to submit an NDA for Troxatyl until the third quarter of 2009, at the earliest.
If the results of our ongoing pivotal Phase II/ III clinical trial of Troxatyl are positive, we plan to file an NDA for Troxatyl on the basis of this single study and seek FDA review under the accelerated approval regulations. Accelerated approval provides the opportunity for regulatory approval based on additional endpoints. However, there is no guarantee that we will successfully complete this Phase II/III clinical trial. Even if the Phase II/III trial is successfully completed, there are no assurances that the FDA will accept an NDA on the basis of a single Phase II/III study or review the NDA under the accelerated approval regulations. Failure to obtain review on the basis of a single study or accelerated approval could require us to complete additional and more extensive clinical trials, which would be costly and time consuming and delay potential FDA approval of Troxatyl for several years. If we do not obtain FDA agreement on these matters, we would not be able to submit an NDA for Troxatyl until the third quarter of 2009, at the earliest. Any failure to obtain accelerated approval of Troxatyl would have a material and adverse impact on our business. Even if we are able to obtain accelerated approval of Troxatyl from the FDA, the FDA still may not grant Troxatyl full approval for commercial sale. The FDA will likely require that we conduct additional post-approval clinical studies as a condition of any approval.
If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address an unmet medical need for this condition, the drug sponsor may apply for FDA fast track designation. In addition to the benefits of accelerated approval, fast track designation may lead to a shorter FDA review period, which can be as short as six months, and the ability to submit portions of an NDA as they become available for required FDA review. Although the FDA has recently granted us fast track designation for Troxatyl for the third-line treatment of AML, this designation may not actually lead to a faster development or regulatory review or approval process. Any fast track designation we may obtain may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data from our clinical development program or if a competitor’s product is approved for the indication we are seeking. Any fast track designation we may obtain will not guarantee that we will qualify for or be able to take advantage of the priority review procedures following the submission of an NDA. Additionally, if fast track designation were to be withdrawn for any product for which we obtain such designation, our ability to receive FDA approval could be delayed considerably.
Because the results of preclinical studies and early clinical trials are not necessarily predictive of future results, Troxatyl or any other product candidate we advance into clinical trials may not have favorable results in later clinical trials, if any, or receive regulatory approval.
Positive results from preclinical studies and early clinical trials should not be relied upon as evidence that later-stage or large-scale clinical trials will succeed. We will be required to demonstrate through clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. Success in preclinical testing and early clinical trials does not mean that later clinical trials will be successful because product candidates in later-stage clinical trials may fail to demonstrate sufficient safety and efficacy despite having progressed through initial clinical testing. Companies frequently suffer significant setbacks in advanced clinical trials, even after earlier clinical trials have shown promising results. In addition, there is typically an extremely high rate of attrition from the failure of drug candidates proceeding through clinical trials.
Our ongoing pivotal Phase II/III clinical trial of Troxatyl may not be successful for a variety of reasons, including the clinical trial design, the failure to enroll a sufficient number of patients, safety concerns and inability to demonstrate sufficient efficacy. In clinical trials to date, Troxatyl has been studied in more than 730 patients. However, most of the patients studied were enrolled in trials conducted by Shire under different dosing regimens and with different clinical endpoints than those we have conducted. Since licensing rights to Troxatyl from Shire in July 2004, we have completed only one Phase I/II clinical trial, which was completed in the second quarter of 2005, in which we administered by continuous intravenous, or IV, infusion doses of Troxatyl to 48 relapsed AML patients. This represents only a portion of the number of patients that will need to be studied to gain regulatory approval of Troxatyl for the third-line treatment of AML. We are currently in the process of enrolling patients in our pivotal Troxatyl Phase II/III clinical trial, with targeted enrollment of approximately 211 third-line AML patients. The data collected from clinical trials with larger patient populations may not demonstrate sufficient safety and efficacy to support regulatory approval of Troxatyl or any other product candidate we advance into clinical trials. If Troxatyl or any other product candidate we advance into clinical trials fails to demonstrate sufficient safety and efficacy in any clinical trial we are able to undertake, we would experience potentially significant delays in, or be required to abandon, development of that product candidate.
Troxatyl or any other product candidate we advance into clinical trials may cause undesirable side effects that could delay or prevent its regulatory approval or commercialization.
Common side effects resulting from dosing of Troxatyl by continuous IV infusion include the inflammation of mucus membranes inside the mouth, known as mucositis, hand and foot syndrome, and rash. Troxatyl can also result in prolonged suppression of blood cell production by the bone marrow, a condition known as aplasia, and overwhelming infection, known as sepsis, often leading to death. Because Troxatyl has been tested in relatively small populations under our current continuous IV infusion dosing regime, additional side effects may be observed as its development progresses.
Undesirable side effects caused by Troxatyl or any other product candidate we advance into clinical trials could interrupt, delay or halt clinical trials and could result in the denial of regulatory approval by the FDA or other regulatory authorities for any or all targeted indications. This, in turn, could prevent us from commercializing Troxatyl or any other product candidate we advance into clinical trials and generating revenues from its sale. In addition, if Troxatyl or any other product candidate receives marketing approval and we or others later identify undesirable side effects caused by the product:

•	regulatory authorities may withdraw their approval of the product;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product; or

•	our reputation may suffer.
Any one or a combination of these events could prevent us from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing the product, which in turn could delay or prevent us from generating significant revenues from the sale of the product.

Delays in the commencement or completion of clinical testing could result in increased costs to us and delay our ability to generate significant revenues.
Delays in the commencement or completion of clinical testing could significantly impact our product development costs. We do not know whether planned clinical trials will begin on time or be completed on schedule, if at all. The commencement of clinical trials can be delayed for a variety of reasons, including delays in:

•	obtaining regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective contract research organizations and trial sites;

•	manufacturing sufficient quantities of a product candidate;

•	obtaining institutional review board approval to conduct a clinical trial at a prospective site; and

•	identifying, recruiting and enrolling patients to participate in a clinical trial.

In addition, once a clinical trial has begun, patient recruitment and enrollment may be slower than we anticipate. Further, a clinical trial may be suspended or terminated by us, our collaborators, the FDA or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues; or

•	lack of adequate funding to continue the clinical trial.
If we experience delays in the completion of, or termination of, any clinical trial of Troxatyl or any other product candidate we advance into clinical trials, the commercial prospects for product candidates we may develop will be harmed, and our ability to generate product revenues from any product candidate we may develop will be delayed. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate. Even if we are able to ultimately commercialize Troxatyl or any other product candidates, other therapies for the same indications may have been introduced to the market during the period we have been delayed and such therapies may have established a competitive advantage over our products.
We rely on third parties to conduct our clinical trials, including our ongoing pivotal Phase II/III clinical trial for Troxatyl. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates.
The targeted enrollment for our recently initiated pivotal Phase II/ III Troxatyl clinical trial is 211 patients, and we expect to conduct this clinical trial in approximately 60 trial centers in the United States, Canada and Europe. We intend to rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct this clinical trial and clinical trials for any other product candidate that we advance into clinical trials. We may not be able to control the amount and timing of resources that third parties devote to our Phase II/III Troxatyl clinical trial. In the event that we are unable to maintain our relationship with any of our selected clinical trial sites, or elect to terminate the participation of any of these clinical trial sites, we may experience the loss of follow-up information on patients enrolled in our ongoing clinical trial unless we are able to transfer the care of those patients to another qualified clinical trial site. In addition, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, the integrity of the data generated at the applicable clinical trial site may be jeopardized. Moreover, for Troxatyl, we rely on third parties to transport bone marrow samples to the control laboratory and conduct sample evaluation. If these third parties do not successfully carry out their contractual duties or obligations or meet expected deadlines, or if the quality or accuracy of the clinical data obtained by the control laboratory is compromised due to the failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates.
Troxatyl and any other product candidates we advance into clinical trials are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays or prevent the receipt of the required approvals to commercialize our product candidates.
The clinical development, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution of Troxatyl or any other product candidates we advance into clinical trials are subject to extensive regulation by the FDA in the United States and by comparable governmental authorities in foreign markets. In the United States, neither we nor our collaborators are permitted to market our product candidates until we or our collaborators receive approval of a New Drug Application, or NDA, from the FDA. The process of obtaining NDA approval is expensive, often takes many years, and can vary substantially based upon the type, complexity and novelty of the products involved. Approval policies or regulations may change. In addition, as a company, we have not previously filed an NDA with the FDA. This lack of experience may impede our ability to obtain FDA approval in a timely manner, if at all, for our product candidates for which development and commercialization is our responsibility. Despite the time and expense invested, regulatory approval is never guaranteed. In addition, we expect to conduct a portion of the pivotal Phase II/III clinical trial for Troxatyl in Italy, France and Germany. As a result, we are subject to regulation by the European Medicines Agency, as well as the regulatory agencies in Italy, France and Germany, and have established a legal representative in the European Union, or E.U., to assist us in our interactions with these regulatory bodies. The FDA or any of the applicable European regulatory bodies can delay, limit or deny approval of a product candidate for many reasons, including:

•	a product candidate may not be safe and effective;

•	regulatory agencies may not find the data from preclinical testing and clinical trials to be sufficient;

•	regulatory agencies may not approve of our third party manufacturers’ processes or facilities; or

•	regulatory agencies may change their approval policies or adopt new regulations.
Also, recent events implicating questions about the safety of marketed drugs, including those pertaining to the lack of adequate labeling, may result in increased cautiousness by the FDA in reviewing new drugs based on safety, efficacy or other regulatory considerations and may result in significant delays in obtaining regulatory approvals. Any delay in obtaining, or inability to obtain, applicable regulatory approvals would prevent us from commercializing our product candidates.
Even if Troxatyl or any other product candidate we advance into clinical trials receives regulatory approval, our product candidates may still face future development and regulatory difficulties.
If Troxatyl or any other product candidate we advance into clinical trials receives U.S. regulatory approval, the FDA may still impose significant restrictions on the indicated uses or marketing of the product candidate or impose ongoing requirements for potentially costly post-approval studies. In addition, regulatory agencies subject a product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections. If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, our collaborators or us, including requiring withdrawal of the product from the market. Our product candidates will also be subject to ongoing FDA requirements for the labeling, packaging, storage, advertising, promotion, record-keeping and submission of safety and other post-market information on the drug. If our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters;

•	impose civil or criminal penalties;

•	withdraw regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to approved applications filed by us or our collaborators;

•	impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products or require a product recall.
Moreover, in order to market any products outside of the United States, we and our collaborators must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks described above regarding FDA approval in the United States. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States. As described above, such effects include the risk that our product candidates may not be approved for all indications requested, which could limit the uses of our product candidates and adversely impact potential royalties and product sales, and that such approval may be subject to limitations on the indicated uses for which the product may be marketed or require costly, post-marketing follow-up studies.
If we or our collaborators fail to comply with applicable domestic or foreign regulatory requirements, we and our collaborators may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Because we exclusively licensed our product candidate, Troxatyl, from Shire and our rights are subject to certain licenses to Shire from third parties, any dispute with Shire or between Shire and any of these third parties may adversely affect our ability to develop and commercialize Troxatyl.
In late July 2004, we licensed exclusive worldwide rights to our product candidate, Troxatyl, from Shire. If there is any dispute between us and Shire regarding our rights under the license agreement, our ability to develop and commercialize Troxatyl may be adversely affected. In addition, our exclusive license to Troxatyl is subject to the terms and conditions of a license from Yale University and the University of Georgia Research Foundation, Inc. to Shire. If Shire breaches the terms or conditions of any of these underlying licenses to Shire or otherwise is engaged in a dispute with any of these third party licensors, such breaches by Shire or disputes with Shire could result in a loss of, or other material adverse impact on, our rights under our exclusive license agreement with Shire. Any loss of our rights from Shire or through Shire from these third parties could delay or completely terminate our product development efforts for Troxatyl.
Our drug discovery approach and technologies are unproven and may not allow us to establish or maintain a clinical development pipeline or successful collaborations or result in the discovery or development of commercially viable products.
The technologies on which we rely are unproven and may not result in the discovery or development of commercially viable products. There are currently no drugs on the market and no drug candidates in clinical development that have been discovered or developed using our proprietary technologies. We have only recently transitioned our business strategy from focusing on our protein structure determination capabilities and developing our technology infrastructure, to focusing on drug discovery and development activities in the field of oncology. Our goal is to internally develop oncology product candidates and to leverage our approach to drug discovery that is based upon the use of small fragments of drug-like molecules, known as Fragments of Active Structures, or FAST, and related technologies, to form lead generation collaborations. Our most advanced development program based on our internal development efforts using FAST is at the preclinical development stage. The process of successfully discovering product candidates is expensive, time-consuming and unpredictable, and the historical rate of failure for drug candidates is extremely high. Research programs to identify product candidates require a substantial amount of our technical, financial and human resources even if no product candidates are identified. Data from our current research programs may not support the clinical development of our lead compounds or other compounds from these programs, and we may not identify any compounds suitable for recommendation for clinical development. Moreover, any compounds we recommend for clinical development may not be effective or safe for their designated use, which would prevent their advancement into clinical trials and impede our ability to maintain or expand our clinical development pipeline. If we are unable to identify new product candidates or advance our lead compounds into clinical development, we may not be able to establish or maintain a clinical development pipeline or generate product revenue. Our ability to identify new compounds and advance them into clinical development also depends upon our ability to fund our research and development operations, and we cannot be certain that additional funding will be available on acceptable terms, or at all. There is no guarantee that we will be able to successfully develop any product candidate we advance into clinical trials for commercial sale, attract the personnel and expertise required to be engaged in drug development or secure new lead generation collaborations.
If we fail to establish new collaborations and other commercial agreements, we may have to reduce or limit our internal drug discovery and development efforts.
Revenue generation utilizing our FAST drug discovery platform and related technologies will continue to be important to us in the near term by providing us with funds for reinvestment in our internal drug discovery and development. If we fail to establish a sufficient number of additional collaborations or commercial agreements on acceptable terms, we may not generate sufficient revenue to support our internal discovery efforts. In addition, since our existing collaborations and commercial agreements are generally not long-term contracts, we cannot be sure we will be able to continue to derive comparable revenues from these or other collaborations or commercial agreements in the future. Even if we successfully establish collaborations, these relationships may never result in the successful development or commercialization of any product candidates or the generation of sales or royalty revenue. Under our commercial arrangements with other pharmaceutical and biotechnology companies, such as under all of our beamline services agreements, we are providing specific services for fees and milestone payments without any interest in future product sales or profits. While we believe these commercial arrangements help to offset the expenses associated with our drug discovery efforts, we may under some circumstances find it necessary to divert valuable resources from our own development efforts in order to fulfill our contractual obligations.
We are dependent on our collaborations, and events involving these collaborations or any future collaborations could prevent us from developing or commercializing product candidates.
The success of our current business strategy and our near and long-term viability will depend in part on our ability to successfully establish new strategic collaborations. Since we do not currently possess the resources necessary to independently develop and commercialize all of the product candidates that may be discovered through our drug discovery platform, including lead compounds in our BCR-ABL program and other preclinical programs, we may need to enter into additional collaborative agreements to assist in the development and commercialization of some of these product candidates or in certain markets for a particular product candidate. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of our financial, regulatory or intellectual property position. And our discussions with potential collaborators may not lead to the establishment of new collaborations on acceptable terms.
We have a collaboration with Pierre Fabre Médicament for the development and commercialization of small molecule inhibitors in our solid tumor program targeting MET and RON, two closely related receptor tyrosine kinases, that the parties are currently negotiating to terminate. We have also entered into other drug discovery collaborations, such as those with the Cystic Fibrosis Foundation and Serono International S.A. With the exception of Pierre Fabre Médicament, where we have agreed to share costs of development, our collaborators have agreed to finance the clinical trials for product candidates resulting from these collaborations and, if they are approved, manufacture and market them. Accordingly, we are dependent on our collaborators to gain regulatory approval of, and to commercialize, product candidates resulting from most of our collaborations.
We have limited control over the amount and timing of resources that our current collaborators or any future collaborators (including collaborators resulting from a change of control) devote to our programs or potential products. These collaborators may breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our collaborators may not develop products that arise out of our collaborative arrangements or devote sufficient resources to the development, manufacture, marketing or sale of these products. Moreover, in the event of termination of a collaboration agreement, termination negotiations may result in less favorable terms than we would otherwise choose.
We and our present and future collaborators may fail to develop or effectively commercialize products covered by our present and future collaborations if:

•	we do not achieve our objectives under our collaboration agreements;

•	we or our collaborators are unable to obtain patent protection for the product candidates or proprietary technologies we discover in our collaborations;

•	we are unable to manage multiple simultaneous product discovery and development collaborations;

•	our potential collaborators are less willing to expend their resources on our programs due to their focus on other programs or as a result of general market conditions;

•	our collaborators become competitors of ours or enter into agreements with our competitors;

•	we or our collaborators encounter regulatory hurdles that prevent commercialization of our product candidates; or

•	we develop products and processes or enter into additional collaborations that conflict with the business objectives of our other collaborators.
If we or our collaborators are unable to develop or commercialize products as a result of the occurrence of any one or a combination of these events, we will be prevented from developing and commercializing product candidates.
Conflicts may arise between us and our collaborators that could delay or prevent the development or commercialization of our product candidates.
Conflicts may arise between our collaborators and us, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration. If any conflicts arise with existing or future collaborators, they may act in their self-interest, which may be adverse to our best interests. Any such disagreement between us and a collaborator could result in one or more of the following, each of which could delay or prevent the development or commercialization of our product candidates, and in turn prevent us from generating sufficient revenues to achieve or maintain profitability:

•	disagreements regarding the payment of research funding, milestone payments, royalties or other payments we believe are due to us under our collaboration agreements or from us under our licensing agreements;

•	uncertainty regarding ownership of intellectual property rights arising from our collaborative activities, which could prevent us from entering into additional collaborations;

•	actions taken by a collaborator inside or outside a collaboration which could negatively impact our rights under or benefits from such collaboration;

•	unwillingness on the part of a collaborator to keep us informed regarding the progress of its development and commercialization activities or to permit public disclosure of the results of those activities; or

•	slowing or cessation of a collaborator’s development or commercialization efforts with respect to our product candidates.
Our drug discovery efforts are dependent on continued access to and use of our beamline facility, which is subject to various governmental regulations and policies and a user agreement with the University of Chicago and the U.S. Department of Energy. If we are unable to continue the use of our beamline facility, we may be required to delay, reduce the scope of or abandon some of our drug discovery efforts, and may fail to perform under our collaborations, commercial agreements and grants, which would result in a material reduction in our current primary source of revenue.
We generate protein structures through our beamline facility, housed at the Advanced Photon Source at the Argonne National Laboratory, a national synchrotron-radiation facility funded by the U.S. Department of Energy, Office of Science, and Office of Basic Energy Sciences, located in Argonne, Illinois. Accordingly, our access to and use of the facility is subject to various government regulations and policies. In addition, our access to the beamline facility is subject to a user agreement with the University of Chicago and the U.S. Department of Energy with an initial five year term expiring in January 1, 2009. Although the term of our user agreement automatically renews for successive one-year periods, the University of Chicago may terminate the agreement and our access to the beamline facility by providing 60 days’ notice prior to the beginning of each renewal period. In addition, the University of Chicago may terminate the agreement for our breach, subject to our ability to cure the breach within 30 days. In the event our access to or use of the facility is restricted or terminated, we would be forced to seek access to alternate beamline facilities. There are currently only three alternate beamline facilities in the U.S. and two outside the U.S., which are comparable to ours. To obtain equivalent access at a single alternate beamline facility would likely require us building out a new beamline at such facility which could take over two years and would involve significant expense. However, we cannot be certain that we would be able to obtain equivalent access to such a facility on acceptable terms or at all. In the interim period, we would have to obtain beamlime access at a combination of facilities, and there is no guarantee that we would be able to obtain sufficient access time on acceptable terms or at all. However, we cannot be certain that additional beamline facilities will be available on acceptable terms, or at all. If alternate beamline facilities are not available, we may be required to delay, reduce the scope of or abandon some of our early drug discovery efforts. We may also be deemed to be in breach of certain of our commercial agreements. Even if alternate beamline facilities are available, we cannot be certain that the quality of or access to the alternate facilities will be adequate and comparable to those of our current facility. Failure to maintain adequate access to and use of beamline facilities may materially adversely affect our ability to pursue our own discovery efforts and perform under our collaborations, commercial agreements and grants, which are our current primary source of revenue.
If our competitors develop drug discovery technologies that are more advanced than ours, our ability to generate revenue from collaborations, commercial arrangements or grants may be reduced or eliminated.
The biotechnology and biopharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. There is also intense competition for fragment-based lead discovery collaborations. In addition, we understand that many large pharmaceutical companies are exploring the internal development of fragment-based drug discovery methods. Additionally, due to the high demand for treatments for AML, CML and other oncology therapeutic areas, research is intense and new technologies to enhance the rapid discovery and development of potential treatments are being sought out and developed by our competitors. If our competitors develop drug discovery technologies that are more advanced or more cost efficient or effective than ours, our revenue from collaborations, commercial arrangements and grants may be substantially reduced or eliminated.
If our competitors develop treatments for AML, CML or any other therapeutic area that are approved more quickly, marketed more effectively or demonstrated to be more effective than our current or future product candidates, our ability to generate product revenue will be reduced or eliminated.
Most cancer indications for which we are developing products have a number of established therapies with which our candidates will compete. Most major pharmaceutical companies and many biotechnology companies are aggressively pursuing new cancer development programs, including both therapies with traditional as well as novel mechanisms of action.
We are aware of competitive products in each of the markets we target. These competitive products include approved and marketed products as well as products in development. We expect Troxatyl, if approved for the treatment of AML, to compete with: cytarabine, a generic compound often known as Ara-C, which is also used in combination with the anthracycline agents daunorubicin, idarubicin, and mitoxantrone; Mylotarg® (gemtuzumab ozogamicin), marketed by Wyeth Pharmaceuticals Inc.; and Clolartm (clofarabine), marketed by Genzyme Corporation in the United States and under regulatory review in the E.U. In addition, we are aware of a number of other potential competing products, including: cloretazine (VNP40101M), which is being developed by Vion Pharmaceuticals, Inc. and is currently in a Phase III clinical trial in AML patients; Zarnestra® (tipifarnib), under development by Johnson & Johnson Pharmaceutical Research and Development, LLC; Velcadetm (bortezomib), under development for this indication by Millennium Pharmaceuticals, Inc.; Avastintm (bevacizumab), under development for this indication by Genentech, Inc.; Vidaza® (azacitidine), under development for this indication by Pharmion Corporation; and Dacogentm (decitabine), under development by MGI Pharma, Inc. and SuperGen, Inc. Numerous other potential competing products are in clinical treatment and preclinical development. Significant competitors in the area of fragment-based drug discovery include Astex Therapeutics Limited, Plexxikon Inc., Evotec AG and Sunesis Pharmaceuticals, Inc.
Many of our competitors have significantly greater financial, product development, manufacturing and marketing resources than us. Large pharmaceutical companies have extensive experience in clinical testing and obtaining regulatory approval for drugs. These companies also have significantly greater research capabilities than us. In addition, many universities and private and public research institutes are active in cancer research, some in direct competition with us. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.
Our competitors may succeed in developing products for the treatment of AML, CML or other diseases in oncology therapeutic areas in which our drug discovery programs are focused that are more effective, better tolerated or less costly than any which we may offer or develop. Our competitors may succeed in obtaining approvals from the FDA and foreign regulatory authorities for their product candidates sooner than we do for ours. We will also face competition from these third parties in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, and in acquiring and in-licensing technologies and products complementary to our programs or advantageous to our business.
We have limited experience in identifying, acquiring or in-licensing, and integrating third parties’ products, businesses and technologies into our current infrastructure. If we determine that future acquisition or in-licensing opportunities are desirable and do not successfully execute on and integrate such targets, we may incur costs and disruptions to our business.
An important part of our business strategy is to continue to develop a broad pipeline of product candidates. These efforts include potential licensing and acquisition transactions. For example, our product candidate, Troxatyl, was initially developed by Shire and licensed to us in July 2004. Although we are not currently a party to any other agreements or commitments and we have no understandings with respect to any such opportunities other than our agreement with Shire, in addition to our internal drug development efforts, we may seek to expand our product pipeline and technologies, at the appropriate time and as resources allow, by acquiring or in-licensing products, businesses or technologies that we believe are a strategic fit with our business and complement our existing product candidates, research programs and technologies. Future acquisitions, however, may entail numerous operational and financial risks including:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of our management’s time and attention to the development of acquired products or technologies;

•	incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions;

•	higher than expected acquisition and integration costs;

•	increased amortization expenses;

•	difficulties in and costs of combining the operations and personnel of any acquired businesses with our operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

•	inability to retain key employees of any acquired businesses.
Finally, we may devote resources to potential acquisitions or in-licensing opportunities that are never completed or fail to realize the anticipated benefits of such efforts.
We do not have internal manufacturing capabilities, and if we fail to develop and maintain supply relationships with collaborators or other third party manufacturers, we may be unable to develop or commercialize our products.
All of our manufacturing is outsourced to third parties with oversight by our internal managers. For Troxatyl, we currently rely on Raylo Chemicals Inc., a third party supplier for clinical trial quantities of troxacitabine, the active pharmaceutical ingredient in Troxatyl. In addition, the final pharmaceutical presentation of Troxatyl in the form of vials is manufactured by Ben Venue Laboratories, Inc., with whom we have an agreement covering immediate clinical trial needs. We currently do not have long-term supply arrangements with either of these suppliers. We intend to continue this practice of outsourcing our manufacturing services to third parties for any future clinical trials and large-scale commercialization of Troxatyl, and for any other product candidate we advance into clinical trials.
Our ability to develop and commercialize Troxatyl and any other products depends in part on our ability to arrange for collaborators or other third parties to manufacture our products at a competitive cost, in accordance with regulatory requirements and in sufficient quantities for clinical testing and eventual commercialization. We have not manufactured commercial batches of Troxatyl. These collaborators and third-party manufacturers may encounter difficulties with the small- and large-scale formulation and manufacturing processes required to manufacture Troxatyl or any other product candidate we advance into clinical trials. Such difficulties could result in delays in our clinical trials and regulatory submissions, in the commercialization of Troxatyl or another product candidate or, if Troxatyl or any other product candidate is approved, in the recall or withdrawal of the product from the market. Further, development of large-scale manufacturing processes may require additional validation studies, which the FDA must review and approve. Our inability to enter into or maintain agreements with collaborators or capable third party manufacturers on acceptable terms, including our current efforts relating to the production of Troxatyl, could delay or prevent the commercialization of our products, which would adversely affect our ability to generate revenues and could prevent us from achieving or maintaining profitability. Even if we are able to establish additional or replacement manufacturers, the effort to identify these sources and enter into definitive supply agreements may take a substantial amount of time and may not be available on acceptable economic terms.
In addition, we, our collaborators or other third party manufacturers of our products must comply with current good manufacturing practice, or cGMP, requirements enforced by the FDA through its facilities inspection program. These requirements include quality control, quality assurance and the maintenance of records and documentation. We, our collaborators or other third party manufacturers of our products may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. We have little control over third party manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any quantities supplied by third-parties is compromised due to their failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize Troxatyl or any other product candidates that we may develop.
If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell any products we may develop, we may not be able to generate product revenue.
We do not currently have a sales organization for the sales, marketing and distribution of pharmaceutical products. In order to commercialize any products, we must build our sales, marketing, distribution, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. In North America, we currently expect to commercialize our product candidate, Troxatyl, if it is approved, and certain other potential product candidates for other indications that are of strategic interest to us, and plan to establish internal sales and marketing capabilities for those product candidates. We plan to seek third party partners for indications and in territories, such as outside North America, which may require more extensive sales and marketing capabilities. The establishment and development of our own sales force to market any products we may develop in North America will be expensive and time consuming and could delay any product launch, and we cannot be certain that we would be able to successfully develop this capacity. If we are unable to establish our sales and marketing capability or any other non-technical capabilities necessary to commercialize any products we may develop, we will need to contract with third parties to market and sell any products we may develop in North America. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.
The commercial success of Troxatyl or any other product that we may develop depends upon market acceptance among physicians, patients, health care payors and the medical community.
Even if Troxatyl or any other product we may develop obtains regulatory approval, our products, if any, may not gain market acceptance among physicians, patients, health care payors and the medical community. The degree of market acceptance of any of our approved products will depend on a number of factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	availability of alternative treatments;

•	pricing and cost effectiveness;

•	effectiveness of our or our collaborators’ sales and marketing strategies; and

•	our ability to obtain sufficient third party coverage or reimbursement.
If Troxatyl or any of our other product candidates is approved but does not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate sufficient revenue from these products and we may not become profitable. Furthermore, to the extent Troxatyl fails to gain market acceptance for its initial proposed indication, the third-line treatment of AML, it may be more difficult for us to generate sufficient credibility with physicians and patients to commercialize Troxatyl for other indications.

We are subject to uncertainty relating to health care reform measures and reimbursement policies which, if not favorable to our product candidates, could hinder or prevent our product candidates’ commercial success.
The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care costs to contain or reduce costs of health care may adversely affect one or more of the following:

•	our ability to set a price we believe is fair for our products;

•	our ability to generate revenues and achieve profitability;

•	the future revenues and profitability of our potential customers, suppliers and collaborators; and

•	the availability of capital.
In certain foreign markets, the pricing of prescription drugs is subject to government control and reimbursement may in some cases be unavailable. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription drugs and the reform of the Medicare and Medicaid systems. For example, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 provides a new Medicare prescription drug benefit beginning in 2006 and mandates other reforms. While we cannot predict the full outcome of the implementation of this legislation, it is possible that the new Medicare prescription drug benefit, which will be managed by private health insurers and other managed care organizations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce prescription drug prices. This could harm our ability to market our products and generate revenues. It is also possible that other proposals having a similar effect will be adopted.
Our ability to commercialize our product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other organizations establish appropriate coverage and reimbursement levels for the cost of our products and related treatments. Third party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States, which could significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may result in lower prices for our product candidates or exclusion of our product candidates from coverage and reimbursement programs. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could significantly reduce our revenues from the sale of any approved product.
We will need to increase the size of our organization, and we may experience difficulties in managing growth.
As of December 31, 2005, we had 112 full-time employees. In the future, we will need to expand our managerial, operational, financial and other resources in order to manage and fund our operations and clinical trials, continue our research and development and collaborative activities, and commercialize our product candidates. It is possible that our management and scientific personnel, systems and facilities currently in place may not be adequate to support this future growth. Our need to effectively manage our operations, growth and various projects requires that we:

•	manage our clinical trials effectively;

•	manage our internal research and development efforts effectively while carrying out our contractual obligations to collaborators and other third-parties;

•	continue to improve our operational, financial and management controls, reporting systems and procedures; and

•	attract and retain sufficient numbers of talented employees.

We may be unable to successfully implement these tasks on a larger scale and, accordingly, may not achieve our research, development and commercialization goals.
If we fail to attract and keep key management and scientific personnel, we may be unable to successfully develop or commercialize our product candidates.
We will need to expand and effectively manage our managerial, operational, financial and other resources in order to successfully pursue our research, development and commercialization efforts for Troxatyl and our future product candidates. Our success depends on our continued ability to attract, retain and motivate highly qualified management and chemists, biologists, and preclinical and clinical personnel. The loss of the services of any of our senior management, particularly Michael Grey, our President and Chief Executive Officer, or Stephen Burley, our Chief Scientific Officer and Senior Vice President, Research, could delay or prevent the commercialization of our product candidates. We do not maintain “key man” insurance policies on the lives of these individuals or the lives of any of our other employees. We employ these individuals on an at-will basis and their employment can be terminated by us or them at any time, for any reason and with or without notice. We will need to hire additional personnel as we continue to expand our manufacturing, research and development activities.
We have scientific and clinical advisors who assist us in formulating our research, development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours.
We may not be able to attract or retain qualified management and scientific personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Diego, California area. If we are not able to attract and retain the necessary personnel to accomplish our business objectives, we may experience constraints that will impede significantly the achievement of our research and development objectives, our ability to raise additional capital and our ability to implement our business strategy. In particular, if we lose any members of our senior management team, we may not be able to find suitable replacements and our business may be harmed as a result.
Risks Relating to our Finances and Capital Requirements
We expect our net operating losses to continue for at least several years, and we are unable to predict the extent of future losses or when we will become profitable, if ever.
We have incurred substantial net operating losses since our inception. For the year ended December 31, 2004, we had a net loss attributable to common stockholders of $19.1 million. For the nine months ended September 30, 2005, we had a net loss attributable to common stockholders of $23.7 million. As of September 30, 2005, we had an accumulated deficit of approximately $129.5 million. We expect our annual net operating losses to increase over the next several years as we expand our research and development activities, and incur significant preclinical and clinical development costs. In particular, we expect our research and development expenses to increase substantially in connection with the further clinical development of Troxatyl. Because of the numerous risks and uncertainties associated with our research and development efforts and other factors, we are unable to predict the extent of any future losses or when we will become profitable, if ever. We will need to obtain regulatory approval and successfully commercialize Troxatyl or another future product candidate before we can generate revenues which would have the potential to lead to profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on an ongoing basis.

We currently lack a significant continuing revenue source and may not become profitable.
Our ability to become profitable depends upon our ability to generate significant continuing revenues. To obtain significant continuing revenues, we must succeed, either alone or with others, in developing, obtaining regulatory approval for, and manufacturing and marketing Troxatyl or any other product candidates with significant market potential. We have received revenues from collaborations, commercial agreements and grants totaling $14.8 million and $18.4 million for the nine months ended September 30, 2005 and 2004, respectively, and revenues from collaborations, commercial agreements and grants totaling $27.3 million, $18.1 million, and $3.3 million, for the years ended December 31, 2004, 2003, and 2002, respectively. Though we anticipate that our collaborations, commercial agreements and grants will continue to be our primary source of revenues for the next several years, we do not expect these revenues alone to be sufficient to lead to profitability.
Our ability to generate continuing revenues depends on a number of factors, including:

•	obtaining new collaborations and commercial agreements;

•	performing under current and future collaborations, commercial agreements and grants, including achieving milestones;

•	successful completion of clinical trials for Troxatyl and any other product candidate we advance into clinical trials;

•	achievement of regulatory approval for Troxatyl and any other product candidate we advance into clinical trials; and

•	successful sales, manufacturing, distribution and marketing of our future products, if any.
If we are unable to generate significant continuing revenues, we will not become profitable, and we may be unable to continue our operations.
We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts.
We believe that the net proceeds from this offering, together with interest thereon, our existing cash and cash equivalents, and cash commitments from existing collaborations, commercial agreements and grants, will be sufficient to meet our projected operating requirements into the second quarter of 2007. Because we do not anticipate that we will generate significant continuing revenues for several years, if at all, we will need to raise substantial additional capital to finance our operations in the future. Our additional funding requirements will depend on, and could increase significantly as a result of, many factors, including the:

•	terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	rate of progress and cost of our clinical trials and other research and development activities;

•	scope, prioritization and number of clinical development and research programs we pursue;

•	costs and timing of regulatory approval;

•	costs of establishing or contracting for sales and marketing capabilities;

•	costs of manufacturing;

•	extent to which we acquire or in-license new products, technologies or businesses;

•	effect of competing technological and market developments; and

•	costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.
Until we can generate significant continuing revenues, if ever, we expect to satisfy our future cash needs through public or private equity offerings, debt financings, or collaborations, commercial agreements and grants. We cannot be certain that additional funding will be available on acceptable terms, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our research and development programs or our commercialization efforts.
Raising additional funds by issuing securities or through licensing arrangements may cause dilution to existing stockholders, restrict our operations or require us to relinquish proprietary rights.
We may raise additional funds through public or private equity offerings, debt financings or licensing arrangements. To the extent that we raise additional capital by issuing equity securities, our existing stockholders’ ownership will be diluted. Any debt financing we enter into may involve covenants that restrict our operations. These restrictive covenants may include limitations on additional borrowing, specific restrictions on the use of our assets as well as prohibitions on our ability to create liens, pay dividends, redeem our stock or make investments. In addition, if we raise additional funds through licensing arrangements, it may be necessary to relinquish potentially valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us.
Our quarterly operating results may fluctuate significantly.
We expect our operating results to be subject to quarterly fluctuations. The revenues we generate, if any, and our operating results will be affected by numerous factors, including:

•	our addition or termination of research programs or funding support;

•	variations in the level of expenses related to our product candidates or research programs;

•	our execution of collaborative, licensing or other arrangements, and the timing of payments we may make or receive under these arrangements;

•	any intellectual property infringement lawsuit in which we may become involved; and

•	changes in accounting principles.
Quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.
We may incur substantial liabilities from any product liability claims if our insurance coverage for those claims is inadequate.
We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials, and will face an even greater risk if we sell our product candidates commercially. An individual may bring a liability claim against us if one of our product candidates causes, or merely appears to have caused, an injury. If we cannot successfully defend ourselves against the product liability claim, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in any one or a combination of the following:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to commercialize our product candidates.
We have product liability insurance that covers our clinical trials, up to an annual aggregate limit of $3.0 million in the United States, and other amounts in other jurisdictions. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for any of our product candidates. However, insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.
We use biological and hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time consuming or costly.
We use hazardous materials, including chemicals, biological agents and radioactive isotopes and compounds, that could be dangerous to human health and safety or the environment. Our operations also produce hazardous waste products. Federal, state and local laws and regulations govern the use, generation, manufacture, storage, handling and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our drug development efforts.
In addition, we cannot entirely eliminate the risk of accidental injury or contamination from these materials or wastes. If one of our employees was accidentally injured from the use, storage, handling or disposal of these materials or wastes, the medical costs related to his or her treatment would be covered by our workers’ compensation insurance policy. However, we do not carry specific biological or hazardous waste insurance coverage and our property and casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.
Risks Relating to our Intellectual Property
Our success depends upon our ability to protect our intellectual property and our proprietary technologies.
Our commercial success depends on obtaining and maintaining patent protection and trade secret protection for our product candidates, proprietary technologies and their uses, as well as successfully defending these patents against third party challenges. There can be no assurance that our patent applications will result in additional patents being issued or that issued patents will afford protection against competitors with similar technology, nor can there be any assurance that the patents issued will not be infringed, designed around, or invalidated by third parties. Even issued patents may later be found unenforceable, or be modified or revoked in proceedings instituted by third parties before various patent offices or in courts.
The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions for which important legal principles remain unresolved. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property. Accordingly, we cannot predict the breadth of claims that may be allowed or enforced in our patents or in third party patents.
The degree of future protection for our proprietary rights is uncertain. Only limited protection may be available and may not adequately protect our rights or permit us to gain or keep any competitive advantage. For example:

•	we might not have been the first to file patent applications for these inventions;

•	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	the patents of others may have an adverse effect on our business;

•	it is possible that none of our pending patent applications will result in issued patents;

•	our issued patents may not encompass commercially viable products, may not provide us with any competitive advantages, or may be challenged by third parties;

•	our issued patents may not be valid or enforceable; or

•	we may not develop additional proprietary technologies that are patentable.
Proprietary trade secrets and unpatented know-how are also very important to our business. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, third parties may still obtain this information or we may be unable to protect our rights. Enforcing a claim that a third party illegally obtained and is using our trade secrets or unpatented know-how is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secret information. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how, and we would not be able to prevent their use.
The intellectual property protection for Troxatyl is dependent primarily on third parties and our long term protection is primarily focused on methods of manufacturing and use and formulations.
With respect to Troxatyl, Shire retains the right to prosecute and maintain patents covering composition of matter, methods of manufacturing, specific methods of use, formulations, intermediates and modes of administration for this product candidate, while the University of Georgia Research Foundation, Inc. and Yale University are responsible for the patent portfolio related to methods of use for Troxatyl. We only have the right to comment on the patent prosecution. If Shire fails to appropriately prosecute and maintain patent protection for Troxatyl, or the University of Georgia Research Foundation, Inc. and Yale University fail to protect methods of use for Troxatyl, our ability to develop and commercialize Troxatyl may be adversely affected and we may not be able to prevent competitors from making, using and selling competing products. This failure to properly protect the intellectual property rights relating to Troxatyl could have a material adverse effect on our financial condition and results of operation.
Various patent applications and patents are directed to Troxatyl and its methods of manufacturing and use, along with Troxatyl formulations, intermediates and modes of administration. For example, one U.S. patent claims Troxatyl itself as a composition of matter. This U.S. composition of matter patent is due to expire in 2008 and there are corresponding applications pending in various other countries, as well as a granted European and Japanese patent. Additional U.S. patents encompass methods of treating cancer using Troxatyl, and, for example, methods of treating CML or AML with Troxatyl in patients previously treated with Ara-C, which patents are due to expire in 2015 and 2020, respectively.
We cannot guarantee that lack of composition of matter protection after 2008 will not adversely impact our collection of patents with respect to Troxatyl or that any of these patents will be found valid and enforceable, or that third parties will be found to infringe any of our issued patent claims. There can be no assurance that any of the patent applications will issue in any jurisdiction. Moreover, we cannot predict the breadth of claims that may be allowed or the actual enforceable scope of the Troxatyl patents.
If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.
Our commercial success also depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our collaborators are developing products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or proprietary technologies may infringe.
We may be exposed to, or threatened with, future litigation by third parties having patent, trademark or other intellectual property rights alleging that we are infringing their intellectual property rights. If one of these patents was found to cover our product candidates, proprietary technologies or their uses, or one of these trademarks was found to be infringed, we or our collaborators could be required to pay damages and could be unable to commercialize our product candidates or use our proprietary technologies unless we or they obtain a license to the patent or trademark, as applicable. A license may not be available to us or our collaborators on acceptable terms, if at all. In addition, during litigation, the patent or trademark holder could obtain a preliminary injunction or other equitable right which could prohibit us from making, using or selling our products, technologies or methods. In addition, we or our collaborators could be required to designate a different trademark name for our products, which could result in a delay in selling those products.
There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we or our collaborators infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

•	infringement and other intellectual property claims which, with or without merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

•	substantial damages for infringement, including treble damages and attorneys’ fees, which we may have to pay if a court decides that the product or proprietary technology at issue infringes on or violates the third party’s rights;

•	a court prohibiting us from selling or licensing the product or using the proprietary technology unless the third party licenses its technology to us, which it is not required to do;

•	if a license is available from the third party, we may have to pay substantial royalties, fees and/or grant cross licenses to our technology; and

•	redesigning our products or processes so they do not infringe, which may not be possible or may require substantial funds and time.
We have not conducted an extensive search of patents issued to third parties, and no assurance can be given that third party patents containing claims covering our products, technology or methods do not exist, have not been filed, or could not be filed or issued. Because of the number of patents issued and patent applications filed in our technical areas or fields, we believe there is a significant risk that third parties may allege they have patent rights encompassing our products, technology or methods. In addition, we have not conducted an extensive search of third party trademarks, so no assurance can be given that such third party trademarks do not exist, have not been filed, could not be filed or issued, or could not exist under common trademark law.
Other product candidates that we may develop, either internally or in collaboration with others, could be subject to similar risks and uncertainties.
We may not be able to obtain patent term extension/restoration or other exclusivity for our products which may subject us to increased competition and reduce or eliminate our opportunity to generate product revenue.
Various patent applications and patents are directed to Troxatyl and its methods of manufacturing and use, along with Troxatyl formulations, intermediates and modes of administration. For example, one U.S. patent claims Troxatyl itself as a composition of matter. This U.S. composition of matter patent is due to expire in 2008, and there are corresponding applications pending in various other countries, as well as a granted European and Japanese patent. Additional U.S. patents encompass methods of treating cancer using Troxatyl, and methods of treating CML or AML with Troxatyl in patients previously treated with Ara-C, which patents are due to expire in 2015 and 2020, respectively. In some of the major territories, such as the United States, Europe and Japan, patent term extension/restoration may be available to compensate for time taken during aspects of the product’s regulatory review. However, we cannot be certain that an extension will be granted, or if granted, what the applicable time period or the scope of patent protection afforded during any extended period will be. In addition, even though some regulatory agencies may provide some other exclusivity for a product under its own laws and regulations, we may not be able to qualify the product or obtain the exclusive time period. If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated.
Risks Relating to the Securities Markets and Investment in our Common Stock
Market volatility may affect our stock price and the value of your investment.
Following this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

•	changes in the development status of or clinical trial results for our product candidates, including the results for our ongoing pivotal Phase II/III trial of Troxatyl;

•	announcements of new products or technologies, commercial relationships or other events by us or our competitors;

•	events affecting our collaborations, commercial agreements and grants;

•	variations in our quarterly operating results;

•	changes in securities analysts’ estimates of our financial performance;

•	regulatory developments in the United States and foreign countries;

•	fluctuations in stock market prices and trading volumes of similar companies;

•	sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

•	additions or departures of key personnel;

•	discussion of us or our stock price by the financial and scientific press and in online investor communities; and

•	changes in accounting principles generally accepted in the United States.
An active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market after the offering. As a result, you may not be able to sell your shares of common stock at or above the offering price. In addition, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs and a diversion of management’s attention and resources, which could hurt our business, operating results and financial condition.
We may allocate the net proceeds from this offering in ways that you and other stockholders may not approve.
We intend to use the net proceeds from this offering for:

•	the clinical development of Troxatyl;

•	further development of our research programs and initial clinical development stemming from our internal programs;

•	working capital and general corporate purposes; and

•	potential acquisition and in-licensing activities.
Our management will, however, have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

Investors purchasing common stock in this offering will incur substantial dilution as a result of this offering and future equity issuances, and, as a result, our stock price could decline.
The initial public offering price for this offering is substantially higher than the pro forma, net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $7.97 per share. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased certain of their shares. Investors purchasing shares of common stock in this offering will contribute approximately 30% of the total amount we have raised since our inception, and will own approximately 30% of our total common stock immediately following the completion of this offering.
We believe that the net proceeds from this offering, together with interest thereon, our existing cash and cash equivalents, and cash commitments from existing collaborations, commercial agreements and grants, will be sufficient to meet our projected operating requirements into the second quarter of 2007. Because we will need to raise additional capital to fund our clinical development and research programs, among other things, we may conduct substantial additional equity offerings. These future equity issuances, together with the exercise of outstanding options and warrants and any additional shares issued in connection with acquisitions, will result in further dilution to investors.
Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
Provisions in our amended and restated certificate of incorporation and bylaws, both of which will become effective upon the completion of this offering, may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders, and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits stockholders owning in excess of 15% of our outstanding voting stock from merging or combining with us. Although we believe these provisions collectively provide for an opportunity to receive higher bids by requiring potential acquirors to negotiate with our board of directors, they would apply even if the offer may be considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.
We may incur increased costs as a result of changes in laws and regulations relating to corporate governance matters.
Changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules adopted by the Securities and Exchange Commission and by the Nasdaq Stock Market, will result in increased costs to us as we respond to their requirements. These laws and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to these laws and regulations and cannot predict or estimate the amount or timing of additional costs we may incur to respond to their requirements.

If our executive officers, directors and largest stockholders choose to act together, they may be able to control our operations and act in a manner that advances their best interests and not necessarily those of other stockholders.
After this offering, our executive officers, directors and holders of 5% or more of our outstanding common stock will beneficially own approximately 55% of our common stock. As a result, these stockholders, acting together, will be able to control all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders, and they may act in a manner that advances their best interests and not necessarily those of other stockholders.
9,703,168 shares, or approximately 71%, of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to decline significantly.
After this offering, based on the number of shares outstanding as of December 31, 2005, we will have outstanding 13,703,168 shares of common stock. This includes the 4,000,000 shares we are selling in this offering, which may be sold in the public market immediately unless held by an affiliate of ours, the conversion of all of our outstanding shares of preferred stock, including shares of our Series B preferred stock issued in December 2005 pursuant to irrevocable commitments made under our April 2005 Series B preferred stock purchase agreement, into 8,346,316 shares of common stock upon completion of this offering, the issuance of 500,000 shares of our common stock upon the completion of this offering upon the automatic conversion of a $6.0 million convertible note at the assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus) and the issuance of 2,692 shares of common stock upon the completion of this offering from the net exercise of a warrant at the assumed initial public offering price of $12.00 per share. 9,703,168 shares, or approximately 71%, of our total outstanding shares as well an aggregate of 1,342,315 shares issuable upon exercise of outstanding options and warrants will become available for resale in the public market as shown in the chart below.

Number of Shares	Type of Securities	Date of Availability for Resale into Public Market

8,151,342	Common stock	180 days after the date of this prospectus due to lock-up agreements the holders of these shares have with the underwriters or with us. However, the underwriters can waive these restrictions under the lock-up agreements with the underwriters and allow those stockholders to sell their shares at any time.
500,000	$6.0 million note convertible into common stock	Freely tradeable pursuant to Rule 144 under the Securities Act of 1933, as amended, subject to the 180-day lock-up referenced above.
1,051,827	Common stock	From time to time after expiration of the 180-day lock-up upon completion of their respective one-year holding periods, or earlier if the holders exercise any available registration rights.
1,146,686	Options exercisable for common stock under our 2000 equity incentive plan	Upon the exercise of the options in the future, if ever, with all shares subject to a 180-day lock-up.
195,629	Warrants exercisable for common stock	Upon the exercise of the warrants in the future, if ever, with all shares subject to a 180-day lock-up.
We intend to file a registration statement under the Securities Act of 1933, as amended, or Securities Act, as promptly as possible after the effective date of this offering to register the shares of common stock issuable upon exercise of the outstanding options referenced above as well as shares that we may issue in the future under our 2005 equity incentive plan, 2005 non-employee directors’ stock option plan and 2005 employee stock purchase plan as shown in the chart below:

Plan	Number of Shares of Common Stock Reserved for Issuance

2005 equity incentive plan	750,000 shares plus the number of shares remaining available for future issuance under our 2000 equity incentive plan that are not covered by outstanding options as of the effective date of this offering or that would otherwise have reverted to the share reserve under the 2000 plan.
2005 non-employee directors’ stock option plan	75,000.
2005 employee stock purchase plan	375,000.
The share reserves for our 2005 equity incentive plan, 2005 non-employee directors’ stock option plan and 2005 employee stock option plan are subject to the following increases:

•	The share reserve for our 2005 equity incentive plan is subject to an automatic annual share increase in an amount up to and including the lesser of 3.5% of the total number of shares of our common stock outstanding at the end of the fiscal year immediately preceding the increase in the share reserve or 500,000 shares (or a smaller number of shares as may be determined by our board of directors).

•	The share reserve for our 2005 non-employee directors’ stock option plan is subject to an automatic annual share increase in an amount up to and including the aggregate number of shares subject to options granted to our non-employee directors during the fiscal year immediately preceding the increase in the share reserve (or a smaller number of shares as may be determined by our board of directors).

•	The share reserve for our 2005 employee stock purchase plan is subject to an automatic annual share increase in an amount up to and including the lesser of 1.0% of the total number of shares of our common stock outstanding at the end of the fiscal year immediately preceding the increase in the share reserve or 150,000 shares (or a smaller number of shares as may be determined by our board of directors).

Because each of these plans provides for automatic annual increases to its respective share reserve, such increases will not require stockholder approval. Any increase in our plan share reserves will cause dilution to existing stockholders. Once we register any new shares that we may issue under each of our plans, those shares will be freely tradeable upon issuance.
If any of these events cause a large number of our shares to be sold in the public market, the sales could reduce the trading price of our common stock and impede our ability to raise future capital. See “Shares Eligible for Future Sale” for a more detailed description of sales that may occur in the future.

Forward-Looking Statements
This prospectus contains forward-looking statements, including statements regarding the progress and timing of our clinical trials, the goals of our research and development activities, the safety and efficacy of our product candidates, the potential success of our existing and future collaborations and commercial agreements, our expected future revenues, operations and expenditures, and our projected cash needs, that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements relate to future events or our future financial performance and include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or the negative of those terms, and similar expressions.
Forward-looking statements include, but are not limited to, statements about:

•	our ability to successfully complete preclinical and clinical development of Troxatyl and any future product candidates and demonstrate the safety and efficacy of Troxatyl and any future product candidates in clinical trials within anticipated time frames, if at all;

•	the trial design for our ongoing pivotal Phase II/III clinical trial for Troxatyl;

•	the success of the development and commercialization efforts of our existing and future collaborators and our ability to enter into new collaborations, commercial agreements and strategic alliances;

•	our ability to obtain, maintain and successfully enforce adequate patent and other intellectual property protection of any of our product candidates that may be approved for sale;

•	the content and timing of submissions to and decisions made by the FDA and other regulatory agencies;

•	our ability to manufacture, or otherwise secure the manufacture of, sufficient amounts of our product candidates for clinical trials and, if approved, products for commercialization activities;

•	our ability to develop a sufficient sales and marketing force or enter into agreements with third parties to market and sell any of our product candidates that may be approved for sale;

•	the success of our competitors; and

•	our ability to raise additional funds in the capital markets, through arrangements with collaborators or from other sources.
Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.
Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995.

Use of Proceeds
We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $42.6 million, based upon an assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus) and after deducting the underwriting discount and estimated offering expenses. A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) the net proceeds to us from this offering by $3.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses. If the underwriters fully exercise the over-allotment option, we estimate that our net proceeds from this offering will be approximately $49.3 million.
We intend to use the majority of the net proceeds from this offering to fund research and development activities, including approximately 35% to 45% to fund the clinical development of Troxatyl and related milestone payments that may be payable to Shire, and approximately 35% to 45% to fund the further development of our research programs and initial clinical development stemming from our internal programs. In particular, we anticipate that approximately 20% to 30% of the net proceeds will be used to complete our pivotal Phase II/III clinical trial of Troxatyl for the third-line treatment of AML. However, due to the risks inherent in the clinical trial process and given the early stage of development of our programs, we are unable to estimate with any certainty the total costs or when we will incur these costs in the continued development of our product candidates for potential commercialization. We anticipate that the net proceeds from this offering will be sufficient to enable us to file an NDA with the FDA for accelerated approval of Troxatyl for the third-line treatment of AML. In addition, we cannot forecast with any degree of certainty which drug candidates will be subject to future collaborative or licensing arrangements, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.
We anticipate using approximately 15% to 25% of the net proceeds from this offering for working capital and general corporate purposes. In particular, we expect to allocate approximately 5% to 15% of the net proceeds for increased general and administrative expenses, approximately 5% to 15% for increased costs associated with potential further expansion of our employee base and facilities, and up to approximately 5% to 10% to repay a portion of our debt under our line of credit and equipment financing agreement with Silicon Valley Bank and Oxford Finance Corporation. This debt arrangement allows us to borrow up to $8.0 million for general working capital and $2.0 million for equipment and leasehold improvements. The debt bears interest at the rate of approximately 10% per annum and is due in monthly installments over three years. We currently have $8.0 million of indebtedness outstanding under this facility which is being used for general working capital and $867,000 used for equipment purchases.
We may also use a portion of the net proceeds for potential acquisition and in-licensing activities. In particular, we may acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies or products. To the degree that we pursue any of these transactions, the amount of proceeds that we have available for working capital and general corporate purposes may decrease. We have no present plans or commitments relating to any of these types of transactions.
Pending the use of the net proceeds from this offering, we intend to invest these funds in short-term, interest-bearing investment-grade securities.
We believe that the net proceeds from this offering, together with interest thereon, our existing cash and cash equivalents, and our cash commitments from existing collaborations, commercial agreements and grants, will be sufficient to meet our projected operating requirements into the second quarter of 2007.
Dividend Policy
We have never declared or paid any cash dividends on our common stock and do not expect to pay cash dividends in the foreseeable future. The payment of dividends by us on our common stock is limited by our debt agreements. Any future determination related to dividend policy will be made at the discretion of our board of directors.

Capitalization
The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2005:

•	on an actual basis;

•	on a pro forma basis to give effect to (1) the issuance in December 2005 of approximately $7.5 million of our Series B preferred stock pursuant to irrevocable commitments made under our April 2005 Series B preferred stock purchase agreement, resulting in estimated net proceeds of approximately $6.8 million, and (2) approximately $4.9 million of loan proceeds received in December 2005 from Silicon Valley Bank and Oxford Finance Corporation; and

•	on a pro forma as adjusted basis to also give effect to (1) the filing of an amended and restated certificate of incorporation to authorize 75,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock, (2) the sale of 4,000,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus), after deducting the underwriting discount and estimated offering expenses, (3) the conversion of all of our outstanding shares of preferred stock, including shares of our Series B preferred stock issued in December 2005 pursuant to irrevocable commitments made under our April 2005 Series B preferred stock purchase agreement, into 8,346,316 shares of common stock upon the completion of this offering, (4) the issuance of 500,000 shares of our common stock upon the completion of this offering upon the automatic conversion of a $6.0 million convertible note at the assumed initial public offering price of $12.00 per share and (5) the issuance of 2,692 shares of our common stock upon the completion of this offering from the net exercise of a warrant at the assumed initial public offering price of $12.00 per share.

You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of September 30, 2005

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(unaudited)
	(in thousands except share
	amounts)
Cash and cash equivalents(1)	$7,207	$18,908	$61,548

Long-term debt obligations (including current portion)	$11,416	$16,283	$10,283
Redeemable convertible preferred stock, $0.001 par value: 19,000,000 shares authorized; 15,192,354 shares issued and outstanding, actual; 16,692,654 shares issued and outstanding, pro forma; no shares authorized, issued or outstanding, pro forma as adjusted	40,254	47,088	–
Stockholders’ (deficit) equity:
Preferred stock, $0.001 par value: no shares authorized, issued or outstanding, actual and pro forma; 5,000,000 shares authorized and no shares issued and outstanding, pro forma as adjusted	–	–	–
Common stock, $0.001 par value: 50,000,000 shares authorized and 650,793 shares issued and outstanding, actual and pro forma; 75,000,000 shares authorized and 13,499,801 shares issued and outstanding, pro forma as adjusted	1	1	13
Notes receivable from stockholders	(57)	(57)	(57)
Additional paid-in capital(1)	99,560	99,560	195,276
Deferred compensation	(7,791)	(7,791)	(7,791)
Accumulated deficit	(129,508)	(129,508)	(129,508)

Total stockholders’ (deficit) equity(1)	(37,795)	(37,795)	57,933

Total capitalization(1)	$13,875	$25,576	$68,216

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus) would increase (decrease) each of pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity and total capitalization by $3.7 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.
The number of shares of common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of September 30, 2005 and excludes, as of that date:

•	1,403,151 shares of common stock subject to outstanding options under our 2000 equity incentive plan, with a weighted average exercise price of $2.05 per share;

•	153,166 shares of common stock reserved for future issuance under our 2000 equity incentive plan;

•	1,200,000 shares of common stock reserved for future issuance under our 2005 equity incentive plan, 2005 non-employee directors’ stock option plan and 2005 employee stock purchase plan, each of which will become effective upon the completion of this offering; and

•	170,826 shares of common stock subject to outstanding warrants, with a weighted average exercise price of $4.04 per share.

Dilution
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. The historical net tangible book deficiency of our common stock as of September 30, 2005 was approximately $(41.3) million, or approximately $(63.41) per common share, based on the number of common shares outstanding as of September 30, 2005. Historical net tangible book value per share is determined by dividing the number of outstanding shares of our common stock into our total tangible assets (total assets less intangible assets) less total liabilities. Pro forma net tangible book value of approximately $5.8 million, or $0.65 per share of our common stock, represents our historical net tangible book value, taking into account the automatic conversion of our preferred stock upon completion of this offering, including shares of our Series B preferred stock issued in December 2005 pursuant to irrevocable commitments made under our April 2005 Series B preferred stock purchase agreement for estimated net proceeds of approximately $6.8 million.
Investors participating in this offering will incur immediate, substantial dilution. After giving effect to the sale of common stock offered in this offering at the assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus), and after deducting the underwriting discount and estimated offering expenses payable by us, and after giving effect to the conversion of all outstanding shares of preferred stock as of September 30, 2005, and the conversion of the shares of Series B preferred stock issued in December 2005 pursuant to irrevocable commitments made under our April 2005 Series B preferred stock purchase agreement, into 8,346,316 shares of common stock upon completion of this offering, and after giving effect to the issuance of 500,000 shares of our common stock upon the completion of this offering upon the automatic conversion of a $6.0 million convertible note at the assumed initial public offering price of $12.00 per share, and after giving effect to $4.9 million of additional indebtedness, and after giving effect to the issuance of 2,692 shares of our common stock upon the completion of this offering from the net exercise of a warrant at the assumed initial public offering price of $12.00 per share, our pro forma as adjusted net tangible book value as of September 30, 2005 would have been approximately $54.5 million, or approximately $4.03 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $3.38 per share to existing common stockholders, and an immediate dilution of $7.97 per share to investors participating in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$12.00
Historical net tangible book value per share as of September 30, 2005	$(63.41)
Pro forma increase in net tangible book value per share attributable to conversion of convertible preferred stock	64.06

Pro forma net tangible book value per share before this offering	0.65
Pro forma increase in net tangible book value per share attributable to existing common stockholders, including the issuance of 500,000 shares of our common stock upon the completion of this offering upon the automatic conversion of a $6.0 million convertible note at the assumed initial public offering price of $12.00 per share	3.38

Pro forma as adjusted net tangible book value per share after this offering		4.03

Pro forma dilution per share to investors participating in this offering		$7.97

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2005, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering, after giving effect to the shares of Series B preferred stock issued in December 2005 pursuant to irrevocable commitments made under our April 2005 Series B preferred stock purchase agreement for estimated net proceeds of approximately $6.8 million, the issuance of 500,000 shares of our common stock upon the completion of this offering upon the automatic conversion of a $6.0 million convertible note at the assumed initial public offering price of $12.00 per share, and after giving effect to the issuance of 2,692 shares of our common stock upon the completion of this offering from the net exercise of a warrant at the assumed initial public offering price of $12.00 per share, before deducting the underwriting discount and estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

	(in thousands)
Existing stockholders before this offering	9,500	70%	$112,070	70%	$11.80
Investors participating in this offering	4,000	30%	48,000	30%	$12.00

Total	13,500		$160,070		$11.85

A $1.00 increase (decrease) in the assumed initial public offering price of $12.00 per share would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and the average price per share paid by all stockholders by $4.0 million, $4.0 million and $0.30, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses.
The discussion and tables above assume no exercise of the underwriters’ over-allotment option and no exercise of any outstanding options or warrants. If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 67% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to 4,600 shares or 33% of the total number of shares of common stock to be outstanding after this offering.
As of September 30, 2005, there were:

•	1,403,151 shares of common stock subject to outstanding options under our 2000 equity incentive plan, having a weighted average exercise price of $2.05 per share;

•	153,166 shares of common stock reserved for future issuance under our 2000 equity incentive plan; and

•	170,826 shares of common stock subject to outstanding warrants, having a weighted average exercise price of $4.04 per share.

Effective upon the completion of this offering, our 2000 equity incentive plan will terminate and an aggregate of 750,000 shares of our common stock, plus the number of shares remaining available for future issuance under our 2000 equity incentive plan that are not covered by outstanding options as of such date, will be reserved for issuance under our 2005 equity incentive plan. In addition, effective upon the completion of this offering, an aggregate of 75,000 and 375,000 shares of our common stock will be reserved for issuance under our 2005 non-employee directors’ stock option plan and our 2005 employee stock purchase plan, respectively. These share reserves will be subject to automatic annual increases in accordance with the terms of the plans. Furthermore, we may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that any of these options or warrants are exercised, new options are issued under our equity incentive plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

Selected Consolidated Financial Data
The following selected consolidated financial data should be read together with our consolidated financial statements and accompanying notes, “Selected Consolidated Financial Data,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004, and the selected balance sheet data as of December 31, 2003 and 2004, are derived from our audited consolidated financial statements, which are included in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2000 and 2001, and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002, are derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated statement of operations data for the nine months ended September 30, 2004 and 2005, and the selected consolidated balance sheet data as of September 30, 2005, are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

						Nine Months Ended
	Years Ended December 31,					September 30,

	2000	2001	2002	2003	2004	2004	2005

						(unaudited)
	(in thousands, except per share data)
Statement of Operations Data:
Revenue:
Grants	$–	$–	$350	$3,344	$6,380	$3,152	$451
Grants—subcontractor reimbursements	–	–	–	4,599	4,976	3,460	4,376
Collaborations and commercial agreements	–	1,338	2,986	10,135	15,941	11,819	9,923

Total revenue	–	1,338	3,336	18,078	27,297	18,431	14,750
Expenses:
Research and development	6,616	17,831	25,573	28,587	31,444	27,954	27,610
General and administrative	4,053	7,682	10,122	7,353	6,719	4,818	9,401
In-process technology	–	1,500	–	–	4,000	–	–

Total operating expenses	10,669	27,013	35,695	35,940	42,163	32,772	37,011

Loss from operations	(10,669)	(25,675)	(32,359)	(17,862)	(14,866)	(14,341)	(22,261)
Interest income	2,424	2,729	622	320	175	61	178
Interest expense	(126)	(302)	(932)	(1,219)	(669)	(538)	(253)
Interest expense associated with debenture	–	–	–	–	(3,392)	(670)	(1,188)

Net loss	(8,371)	(23,248)	(32,669)	(18,761)	(18,752)	(15,488)	(23,524)
Accretion to redemption value of redeemable convertible preferred stock	(274)	(329)	(329)	(329)	(329)	(247)	(219)

Net loss attributable to common stockholders	$(8,645)	$(23,577)	$(32,998)	$(19,090)	$(19,081)	$(15,735)	$(23,743)

Basic and diluted net loss attributable to common stockholders per share(1):
Historical	$(65.00)	$(86.05)	$(78.94)	$(44.92)	$(39.84)	$(33.69)	$(43.09)

Pro forma (unaudited)					$(10.00)		$(4.03)

Shares used to compute basic and diluted net loss attributable to common stockholders per share(1):
Historical	133	274	418	425	479	467	551

Pro forma (unaudited)					1,909		5,895

(1)	Please see Note 1 to our consolidated financial statements for an explanation of the method used to calculate the historical and pro forma net loss per share and the number of shares used in the computation of the per share amounts.

	As of December 31,
						As of September 30,
	2000	2001	2002	2003	2004	2005

						(unaudited)
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$71,175	$50,615	$24,255	$13,635	$11,512	$7,207
Working capital (deficit)	69,201	38,548	15,656	1,042	(8,634)	(1,205)
Total assets	75,736	72,095	47,721	35,943	28,332	22,708
Long-term debt obligations (including current portion)	1,645	7,707	15,789	13,487	23,420	11,416
Redeemable preferred stock	82,981	87,648	87,977	88,306	74,850	40,254
Accumulated deficit	(11,019)	(34,596)	(67,594)	(86,684)	(105,765)	(129,508)
Total stockholders’ deficit	(10,779)	(30,882)	(60,237)	(78,044)	(78,782)	(37,795)

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of the prospectus may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.
Overview
We are a biotechnology company focused on the discovery, development and commercialization of innovative cancer therapeutics. We are developing Troxatyl, a novel compound which is currently in a pivotal Phase II/ III clinical trial for the third-line treatment of Acute Myelogenous Leukemia, or AML. In addition, we are developing Troxatyl for the treatment of earlier stage AML as well as for various solid tumors, and plan to develop Troxatyl for the treatment of Myelodysplastic Syndromes, or MDS. We are also building an internal cancer product pipeline and generating lead compounds for ourselves and multiple partners through the application of our proprietary approach to drug discovery that is based upon the use of small fragments of drug-like molecules, known as Fragments of Active Structures, or FAST. We have successfully applied FAST to generate novel, potent and selective small molecule compounds in a matter of months for many proteins, or drug targets, that have been implicated in cancers and other diseases. Based on our experience with FAST to date, our current portfolio of oncology drug targets, and the status of our active discovery programs, and assuming some additional resources from the net proceeds of this offering, we believe that FAST is capable of producing at least one new Investigational New Drug application, or IND, candidate per year, starting in 2006.
We currently have 11 active revenue-generating collaborations, commercial agreements and grants based upon FAST and related technologies with pharmaceutical and biotechnology companies, including Eli Lilly & Company and Serono International S.A., as well as government and other agencies. We generated approximately $14.8 million in revenues from collaborations, commercial agreements and grants during the nine months ended September 30, 2005 and generated approximately $27.3 million, $18.1 million and $3.3 million in revenues from collaborations, commercial agreements and grants during the years ended December 31, 2004, 2003 and 2002, respectively. We have incurred significant losses since our inception in 1998, as we have devoted substantially all of our efforts to research and development activities, including clinical trials. As of September 30, 2005, our accumulated deficit was approximately $129.5 million. We expect to incur substantial and possibly increasing losses for the next several years as we:

•	continue the clinical trials and prepare for the commercialization of our product candidate, Troxatyl;

•	develop and expand our oncology pipeline; and

•	acquire or in-license oncology products or discovery technologies that are complementary to our own.
We were incorporated in Delaware in July 1998. To date, we have not generated any revenues from the sale of therapeutic drugs. We have financed our operations and internal growth through private placements of our preferred stock, our collaboration, commercial agreement and grant revenue, and debt financings.
Financial Operations Overview

Collaboration, Commercial Agreement and Grant Revenue
Collaboration, commercial agreement and grant revenue has primarily been a result of various collaborations, commercial agreements and grants with pharmaceutical companies and biotechnology companies, as well as government and other agencies. We also periodically receive non-refundable payments for achieving certain milestones during the term of our agreements.

Research and Development Expense
Research and development expense consists primarily of costs associated with clinical trials of Troxatyl, compensation, including stock-based, and other expenses related to research and development personnel, facilities costs and depreciation. We charge all research and development expenses to operations as they are incurred.
Our development activities are primarily focused on the development of Troxatyl. We initiated our pivotal Phase II/III clinical trial for the third-line treatment of AML in July 2005. We expect to complete enrollment in our Phase II/III clinical trial in the third quarter of 2006 and to announce results in the fourth quarter of 2006. We completed our first clinical trial evaluating Troxatyl dosing by continuous intravenous, or IV, infusion in the second quarter of 2005 and are currently completing enrollment in a Phase I dose ranging clinical trial of Troxatyl by continuous IV infusion in patients with refractory solid tumors.
We incurred $5.5 million, $3.5 million, and $9.0 million of expenses related to the development of Troxatyl in 2004, the nine months ended September 30, 2005, and cumulatively through September 30, 2005, respectively. These expenses for 2004 and cumulatively through September 30, 2005 include $4.0 million paid to Shire BioChem Inc. to in-license exclusive worldwide rights to Troxatyl.
Our research activities are focused on building an internal oncology pipeline and generating lead compounds for ourselves and multiple partners through application of our FAST drug discovery platform. We have identified a portfolio of approximately 20 oncology drug targets that we believe are clearly implicated in cancers. Our most advanced programs based upon FAST are focused on compounds that inhibit BCR-ABL, AurA and MET and RON. Based on our research activities and experience with FAST to date, our current portfolio of oncology drug targets, and the status of our active discovery programs, and assuming allocation of additional resources for research and development, we believe that FAST is capable of producing at least one IND candidate per year, starting in 2006 with our BCR-ABL program candidate.
We incurred approximately $6.4 million, $451,000, and $10.5 million of internal research expenses in connection with our NIH grants in 2004, the nine months ended September 30, 2005, and cumulatively through September 30, 2005, respectively. We also incurred $5.0 million, $4.4 million, and $14.0 million of expenses to subcontractors in connection with our research under NIH grants in 2004, the nine months ended September 30, 2005, and cumulatively through September 30, 2005, respectively.
All other research and development expenses are for various programs in the pre-clinical and research and discovery stages. For these pre-clinical programs, we use our internal resources including our employees and discovery infrastructure, across several projects, and many of our costs are not attributable to a specific project but are directed to broadly applicable research projects. Accordingly, we do not account for our internal research and development costs on a project basis. Research and development expense also includes approximately $3.6 million of stock-based compensation expense associated with employees performing research and development activities for the nine months ended September 30, 2005.
We expect our research and development expense to increase as we advance Troxatyl and new product candidates into later stages of clinical development. We are unable to estimate with any certainty the costs we will incur in the continued development of Troxatyl and of other product candidates for commercialization. We expect to continue to expand our research and development activities relating to the clinical development and preclinical research of treatments in the oncology area.
Clinical development timelines, likelihood of success and associated costs are uncertain and therefore vary widely. Although we are currently focused primarily on Troxatyl for the treatment of AML, we anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct toward each project on an on-going basis in response to the scientific and clinical success of each product candidate and each additional indication for Troxatyl.
At this time, due to the risks inherent in the clinical trial process, development completion dates and costs vary significantly for each product candidate and are difficult to estimate. The lengthy process of seeking regulatory approvals and the subsequent compliance with applicable regulations require the expenditure of substantial additional resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals for our product candidates could cause our research and development expenditures to increase and, in turn, have a material adverse effect on our results of operations. We cannot be certain when any cash flows from our current product candidates will commence.

General and Administrative Expense
General and administrative expense consists primarily of compensation, including stock-based, and other expenses related to our corporate administrative employees, legal fees and other professional services expenses. After this offering, we anticipate increases in general and administrative expense as we add personnel, become subject to reporting obligations applicable to publicly-held companies and continue to develop and prepare for commercialization of our product candidates.
As a public company, we will operate in an increasingly demanding regulatory environment which will subject us to the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, or SEC, expanded disclosures, accelerated reporting requirements and more complex accounting rules. Company responsibilities required by the Sarbanes-Oxley Act include establishing corporate oversight and adequate internal control over financial reporting. As a result of these factors, until we are able to implement comprehensive accounting policies and procedures, we may not be able to prepare and disclose, in a timely manner, our financial statements and other required disclosures or comply with existing or new reporting requirements.

Stock-Based Compensation Expense
Stock-based compensation expense represents the amortization of deferred compensation resulting from the difference between the exercise price and the deemed fair value, as estimated by us for financial reporting purposes, of our common stock on the date stock options were granted to employees and non-employee directors.

Interest Income
Interest income consists of interest earned on our cash and cash equivalents.

Interest Expense
Interest expense represents interest on our debt and secured promissory notes in an aggregate principal amount of $13.4 million that we issued in two tranches in a secured bridge financing in July and September 2004, which were converted into redeemable convertible preferred stock in April 2005.
Critical Accounting Policies and Estimates
The discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. Actual results could differ from those estimates. While our significant accounting policies are described in more detail in Note 1 of the Notes to Consolidated Financial Statements included elsewhere in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements:

Revenue Recognition
Our collaboration agreements and commercial agreements contain multiple elements, including non-refundable upfront fees, payments for reimbursement of research costs, payments for ongoing research, payments associated with achieving specific milestones and, in the case of our collaboration agreements, development milestones and royalties based on specified percentages of net product sales, if any. We apply the revenue recognition criteria outlined in Staff Accounting Bulletin No. 104, Revenue Recognition and Emerging Issues Task Force, or EITF, Issue 00-21, Revenue Arrangements with Multiple Deliverables, or EITF 00-21. In applying these revenue recognition criteria, we consider a variety of factors in determining the appropriate method of revenue recognition under these arrangements, such as whether the elements are separable, whether there are determinable fair values and whether there is a unique earnings process associated with each element of a contract.
Cash received in advance of services being performed is recorded as deferred revenue and recognized as revenue as services are performed over the applicable term of the agreement.
When a payment is specifically tied to a separate earnings process, revenues are recognized when the specific performance obligation associated with the payment is completed. Performance obligations typically consist of significant and substantive milestones pursuant to the related agreement. Revenues from milestone payments may be considered separable from funding for research services because of the uncertainty surrounding the achievement of milestones for products in early stages of development. Accordingly, these payments could be recognized as revenue if and when the performance milestone is achieved if they represent a separate earnings process as described in EITF 00-21.
In connection with certain research collaborations and commercial agreements, revenues are recognized from non-refundable upfront fees, which we do not believe are specifically tied to a separate earnings process, ratably over the term of the agreement. Research services provided under some of our collaboration agreements and commercial agreements are on a fixed fee basis. Revenues associated with long-term fixed fee contracts are recognized based on the performance requirements of the agreements and as services are performed.
Revenues derived from reimbursement of direct out-of-pocket expenses for research costs associated with grants are recorded in compliance with EITF Issue 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, and EITF Issue 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred. According to the criteria established by these EITF Issues, in transactions where we act as a principal, with discretion to choose suppliers, bear credit risk and perform part of the services required in the transaction, we record revenue for the gross amount of the reimbursement. The costs associated with these reimbursements are reflected as a component of research and development expense in the statements of operations.
None of the payments that we have received from collaborators to date, whether recognized as revenue or deferred, is refundable even if the related program is not successful.
     Stock-Based Compensation Expense
Stock-based compensation expense for stock options granted to employees and directors has been determined as the difference between the exercise price and the fair value of our common stock on the date of grant, as estimated by us for financial reporting purposes, on the date those options were granted. It also includes stock-based compensation for options granted to consultants that has been determined in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods and Services, as the fair value of the equity instruments issued and is periodically revalued as the options vest. Stock-based compensation expense depends on the amount of stock options and other equity compensation awards we grant to our employees, consultants and directors and the exercise price of those options.
Deferred stock compensation, which is a non-cash charge, results from employee stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the estimated fair value of the underlying common stock on the date of grant. Given the absence of an active market for our common stock through 2004, our board of directors considered, among other factors, the liquidation preferences, anti-dilution protection and voting preferences of the preferred stock over the common stock in determining the estimated fair value of the common stock for purposes of establishing the exercise prices for stock option grants.
As a result of initiating this offering, we have revised our estimate of the fair value of our common stock for the last six months of 2004 and the nine months ended September 30, 2005 for financial reporting purposes. This was done retrospectively by management, a related party, and we did not obtain contemporaneous valuations from an independent valuation specialist. In reassessing the value of our common stock in 2004 and 2005, we considered the price we received in April 2005 for our Series B preferred stock of $4.71 per share ($9.42 per share on an assumed converted basis), since this was an arms-length transaction. Starting on July 1, 2004, we reduced the value that we originally attributed to the preferences on the preferred stock mentioned above by 10% of the price of the preferred stock. Accordingly, we estimated the fair value at 90% of the Series B preferred stock price, or $4.24 per share ($8.48 per share on an assumed converted basis). We kept this value constant until April 2005 when we steadily increased the estimated fair value to $14.06 per common share based on an assessment of market considerations, including discussions with the underwriters in this offering. Furthermore, we believe this valuation approach is consistent with valuation methodologies applied to other similar companies for financial reporting purposes pursuing an initial public offering.
For stock option and restricted stock grants to employees and non-employee directors, we recorded deferred stock compensation, net of forfeitures, totaling $0 in 2004 and $15.1 million in the nine months ended September 30, 2005, which represent the difference between the revised fair value for financial reporting purposes of our common stock and the option exercise price at the date of grant. Deferred compensation will be amortized to expense over the vesting period of the related options using an accelerated method. Based upon stock option grants through September 30, 2005, the expected future amortization expense for deferred stock compensation is $9.2 million, $4.1 million, $1.6 million, $241,000 and $21,000 for the years ending December 31, 2005, 2006, 2007, 2008, and 2009, respectively.

Deferred Tax Asset Valuation Allowance
Our estimate for the valuation allowance for deferred tax assets requires us to make significant estimates and judgments about our future operating results. Our ability to realize the deferred tax assets depends on our future taxable income as well as limitations on utilization. A deferred tax asset must be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized prior to its expiration. The projections of our operating results on which the establishment of a valuation allowance is based involve significant estimates regarding future demand for our products, competitive conditions, product development efforts, approvals of regulatory agencies and product cost. We have recorded a full valuation allowance on our net deferred tax assets as of December 31, 2003 and 2004 due to uncertainties related to our ability to utilize our deferred tax assets in the foreseeable future. These deferred tax assets primarily consist of certain net operating loss carryforwards and research and development tax credits.
Results of Operations

Nine Months Ended September 30, 2004 Compared to 2005
Collaboration, Commercial Agreement and Grant Revenue. Collaboration, commercial agreement and grant revenue declined from $18.4 million for the nine months ended September 30, 2004 to $14.8 million for the nine months ended September 30, 2005. The decrease of $3.6 million, or 20.0%, was due to the timing of revenue recognition as we were able to recognize $2.0 million of revenue under a collaborative research agreement in April 2004 due to the expiration of certain provisions within the agreement and $1.6 million due to a decrease in new agreements signed in 2005 as we changed our business strategy to focus on oncology drug discovery and development.

Research and Development Expense. Research and development expense decreased from $28.0 million for the nine months ended September 30, 2004 to $27.6 million for the nine months ended September 30, 2005. The decrease was primarily attributable to lower salaries and related expenses as a result of personnel reductions in 2004 and the first half of 2005. These personnel reductions were to reduce the amount of cash used in operations as we changed our business strategy to focus on oncology drug discovery and development. We expect our research and development costs to increase in the future as we conduct clinical development of Troxatyl for the treatment of AML and other indications, as well as advance other preclinical product candidates into clinical development.
General and Administrative. General and administrative expense increased from $4.8 million for the nine months ended September 30, 2004 to $9.4 million for the nine months ended September 30, 2005. The increase was primarily attributable to an increase in equity-based compensation for option and restricted stock grants in 2005 which we are amortizing to expense as described below. We expect our general and administrative expense to increase in the future due to our responsibilities as a publicly-held company and the related requirements of the Sarbanes-Oxley Act.
Amortization of Stock-Based Compensation. Deferred stock-based compensation for stock options has been determined as the difference between the exercise price as determined by our board of directors on the date of grant and the deemed fair value of our common stock for financial reporting purposes. In connection with the grant of stock options and restricted stock grants to employees and non-employee directors, we recorded deferred stock-based compensation of $15.1 million for the nine months ended September 30, 2005. We recorded these amounts as components of stockholders’ equity and are amortizing the amounts, using an accelerated method, as a non-cash charge to operating expenses over the vesting period of the options. We recorded amortization of stock-based compensation of $7.4 million for the nine months ended September 30, 2005. We anticipate recording additional amortization of deferred stock-based compensation related to employee stock option grants of approximately $1.8 million for the fourth quarter of 2005 and $4.1 million, $1.6 million, $241,000 and $21,000 for the years ending December 31, 2006, 2007, 2008 and 2009, respectively. In April 2005, we agreed to issue warrants to purchase 115,000 shares of our common stock to two former employees and recorded a related compensation expense of $1.3 million.
Interest Income. Interest income increased from $123,000 for the nine months ended September 30, 2004 to $178,000 for the nine months ended September 30, 2005. The increase was due primarily to higher cash and cash equivalent balances in 2005 compared to 2004.
Interest Expense. Interest expense (excluding interest expense associated with our bridge notes issued in July and September 2004) decreased from $538,000 for the nine months ended September 30, 2004 to $253,000 for the nine months ended September 30, 2005. The decrease was due primarily to the lower debt levels in 2005 versus 2004 (excluding indebtedness under our bridge notes issued in July and September 2004).
Interest Expense Associated with Bridge Notes. We also recorded interest expense of $732,000 and $1.2 million during the nine months ended September 30, 2004 and 2005, respectively, related to the bridge notes issued in July and September 2004. Included in the bridge note interest expense is the amortization of the fair value of warrants issued in connection with the bridge notes. We determined the fair value of the warrants on the grant date using the Black-Scholes pricing model. This resulted in aggregate expense of approximately $1.7 million, which is recorded against the principal balance. The remaining $363,000 was recognized as interest expense in the nine months ended September 30, 2005.
Also included in the bridge note interest expense is an additional non-cash charge of approximately $1.7 million against the principal balance of the bridge notes. This amount represents the difference between the conversion price of the bridge notes and the underlying value of the stock to be issued upon conversion of the bridge notes. The remaining $363,000 of this non-cash charge was recognized as interest expense in the nine months ended September 30, 2005.

Year Ended December 31, 2003 Compared to 2004
Collaboration, Commercial Agreement and Grant Revenue. Collaboration, commercial agreement and grant revenue increased from $18.1 million for the year ended December 31, 2003 to $27.3 million for the year ended December 31, 2004. The increase of $9.2 million, or 51%, was due to an increase in research grant revenue of $3.4 million and an increase in revenue from collaborations and commercial agreements of $5.8 million.
Research and Development Expense. Research and development expense increased from $28.6 million for the year ended December 31, 2003 to $31.4 million for the year ended December 31, 2004. The increase of $2.8 million, or 10%, was due primarily to expenses incurred to support increased research and development activity, commensurate with higher Troxatyl related development costs.
General and Administrative. General and administrative expense decreased from $7.4 million for the year ended December 31, 2003 to $6.7 million for the year ended December 31, 2004. The decrease of $0.7 million, or 8.6%, was due primarily to personnel reductions.
In-process Technology. In 2004, we acquired the exclusive worldwide rights to Troxatyl from Shire BioChem Inc. Under the terms of the agreement, we made an upfront payment of $3.0 million and a payment of $1.0 million on the one-year anniversary of the agreement. We are also required to make milestone payments based on successful development and approval of Troxatyl, and we will also be required to make royalty payments based on net sales. We recorded a one-time charge of $4.0 million for purchased in-process research and development related to the upfront and one-year anniversary payments in 2004 based on the fact that the technology acquired did not have established feasibility and had no alternative future use.
Interest Income. Interest income decreased from $320,000 for the year ended December 31, 2003 to $175,000 for the year ended December 31, 2004. The decrease was due primarily to lower average cash and cash equivalent balances in 2004 than in 2003.
Interest Expense. Interest expense (excluding interest expense associated with our bridge notes issued in July and September 2004) decreased from $1.2 million for the year ended December 31, 2003 to $669,000 for the year ended December 31, 2004. The decrease was due primarily to repayment of some of our lease lines resulting in lower debt levels in 2004 compared to 2003 (excluding indebtedness under our bridge notes issued in July and September 2004).

Interest Expense Associated with Bridge Notes
We also recorded interest expense of $3.4 million in 2004 related to the bridge notes issued in July and September 2004. Included in the bridge note interest expense is the amortization of the fair value of warrants issued in connection with the bridge notes resulting in aggregate expense of approximately $1.7 million, which was recorded against the principal balance and was being amortized over the term of the bridge notes. Of the bridge note discount, approximately $1.4 million was recognized as interest expense in 2004.
Also included in the bridge note interest expense is an additional non-cash charge of approximately $1.7 million against the principal balance of the bridge notes. This amount represents the difference between the conversion price of the bridge notes and the underlying value of the stock to be issued upon conversion of the bridge notes. Approximately $1.4 million of this non-cash charge was recognized as interest expense in 2004.

Year Ended December 31, 2002 Compared to 2003
Collaboration, Commercial Agreement and Grant Revenue. Research and development revenue increased from $3.3 million for the year ended December 31, 2002 to $18.1 million for the year ended December 31, 2003. The increase of $14.8 million, or 441.9%, was due primarily to an increase in research grant revenue of $7.6 million and an increase in revenue from collaborations and commercial agreements of $7.2 million.

Research and Development Expense. Research and development expense increased from $25.6 million for the year ended December 31, 2002 to $28.6 million for the year ended December 31, 2003. The increase of $3.0 million, or 11.8%, was due primarily to additional expenses to support higher revenue levels resulting from increased collaboration and commercial agreement activity.
General and Administrative. General and administrative expense decreased from $10.1 million for the year ended December 31, 2002 to $7.4 million for the year ended December 31, 2003. The decrease of $2.7 million, or 27.4%, was due primarily to personnel reductions.
Interest Income. Interest income decreased from $622,000 for the year ended December 31, 2002 to $320,000 for the year ended December 31, 2003. The decrease was due primarily to lower average cash and cash equivalent balances in 2003 than in 2002.
Interest Expense. Interest expense increased from $932,000 for the year ended December 31, 2002 to $1.2 million for the year ended December 31, 2003. The increase was due primarily to new lease lines.
Liquidity and Capital Resources

Sources of Liquidity
We have historically funded our operations primarily through the sale of our equity securities, funds received from our collaborations, commercial agreements and grant revenue and debt financings. For the nine months ended September 30, 2005, we received net proceeds from the sale of Series B preferred stock in April 2005 of approximately $6.7 million. In April 2005, certain of our existing investors also irrevocably committed to purchase in December 2005 additional shares of Series B preferred stock. These additional shares of Series B preferred stock were issued in December 2005 pursuant to these outstanding commitments under our April 2005 Series B preferred stock purchase agreement, resulting in estimated net proceeds of approximately $6.8 million.
We have received revenues from collaborations, commercial agreements and grants totaling $14.8 million and $18.4 million for the nine months ended September 30, 2005 and 2004, respectively, and revenues from collaborations, commercial agreements and grants totaling $27.3 million, $18.1 million, and $3.3 million, for the years ended December 31, 2004, 2003, and 2002, respectively. We anticipate existing collaborations, commercial agreements and grants will provide approximately $6 million to $8 million of additional proceeds in 2005 and approximately $18.0 million in 2006. These additional proceeds are subject to us performing certain services and achieving certain milestones under the existing agreements. If we were to fail to perform these services or achieve these milestones, we would not receive the additional proceeds under these agreements.
During the year ended December 31, 2004, we borrowed approximately $14.1 million pursuant to the bridge notes issued in July and September 2004 and from our line of credit and notes payable. During the years ended December 31, 2003 and 2002, we borrowed approximately $1.3 million and $10.0 million from our line of credit and notes payable. We made debt repayments of $2.7 million for the nine months ended September 30, 2005, and debt repayments of $3.9 million, $3.9 million, and $2.0 million for the years ended December 31, 2004, 2003, and 2002, respectively. In April 2005, the $13.4 million of indebtedness under our bridge notes issued in July and September 2004 was converted into shares of Series A-2 preferred stock. As of September 30, 2005, an aggregate of $5.4 million was outstanding under our line of credit. The debt agreements subject us to certain financial and non-financial covenants. As of September 30, 2005, we were in compliance with these covenants. These obligations are secured by our assets, excluding intellectual property, and are due in monthly installments through 2008. They bear interest at effective rates ranging from approximately 9.14% to 10.60% and include terminal payments at the end of the loans ranging from 0% to approximately 3.2%.
In September 2005, we entered into a line of credit and equipment financing agreement with Silicon Valley Bank and Oxford Finance Corporation to provide $8.0 million of general purpose working capital financing and $2.0 million of equipment and leasehold improvements financing. The debt bears interest at a rate of approximately 10% per annum and is due in monthly installments over three years. One-half of the proceeds were available to us immediately under the line of credit and equipment financing agreement, $4.0 million of general purpose working capital became available in December 2005 and the remaining $1.0 million of equipment and leasehold improvement financing will become available in the second quarter of 2006. In September 2005, we borrowed $4.0 million for general purpose working capital under this facility, which is recorded in current liabilities as of September 30, 2005, and issued the lenders warrants to purchase an aggregate of 40,763 shares of our Series B preferred stock, which will become exercisable for 20,381 shares of our common stock, at an exercise price of $9.42 per share, upon the completion of the offering contemplated by this prospectus. In December 2005, we borrowed approximately $4.9 million of additional funds under this line of credit and equipment financing agreement, and issued the lenders warrants to purchase an additional 49,607 shares of our Series B preferred stock, which will become exercisable for 24,803 shares of our common stock, at an exercise price of $9.42 per share, upon the completion of the offering contemplated by this prospectus. Additional warrants may be issued under this facility based upon future draw amounts under the facility.

Cash Flows
Our cash flows for 2006 and beyond will depend on a variety of factors, some of which are discussed below, including the timing of the completion of the offering contemplated by this prospectus and the use of those proceeds as described under “Use of Proceeds” elsewhere in this prospectus.
As of September 30, 2005, cash and cash equivalents totaled approximately $7.2 million as compared to $11.5 million at December 31, 2004, a decrease of approximately $4.3 million. The decrease resulted primarily from $27.1 million of expenses and equipment purchases (excluding non-cash items totaling approximately $11.8 million) offset by $14.8 million of revenue under grants, collaborations and commercial agreements, $6.7 million from the sale of our preferred stock, and $1.3 million which we borrowed (net of repayments) as described above. We had $11.7 million of net cash used in operations and approximately $638,000 of purchases of property and equipment and other items. The net cash used in operating activities primarily funded the net loss for the nine months ended September 30, 2005 of $23.5 million, partially offset by non-cash charges for depreciation and amortization of $3.2 million and stock-based compensation of $8.7 million.
As of December 31, 2004, cash and cash equivalents totaled approximately $11.5 million compared to $13.6 million as of December 31, 2003, a decrease of approximately $2.1 million. The decrease resulted primarily from $35.6 million of expenses (excluding non-cash items of a $10.4 million) offset by $27.3 million of revenue under grants, collaborations and commercial agreements and $9.5 million which we borrowed (net of repayments) as described above. We had net cash used in operations of $11.0 million and purchases of property and equipment of $1.2 million. The net cash used in operating activities primarily reflected the net loss for 2004 of $18.8 million, partially offset by non-cash charges for depreciation and amortization of $5.0 million and $2.8 million of discount on warrants associated with the bridge notes.
Our net cash decreased by $16.8 million and $10.1 million in 2002 and 2003, respectively. These decreases were primarily the result of expenses totaling approximately $32.9 million and $30.2 million in 2002 and 2003, respectively (excluding non-cash items totaling approximately $3.1 million and $6.6 million, respectively). These expenses were offset by revenue under grants, collaborations and commercial agreements of $3.3 million in 2002 and $18.1 million in 2003. We also borrowed $8.0 million (net of repayments) in 2002 and repaid (net of new borrowings) $2.6 million in 2003. In 2002, we liquidated $9.9 million of our short-term investments and purchased $5.3 million in property and equipment.
We expect our cash outflows to increase as we advance Troxatyl and new product candidates into later stages of clinical development. If we successfully develop and obtain regulatory approval of Troxatyl for the treatment of AML, we will be required to pay up to $17.0 million to Shire as milestone payments, $11.0 million of which is payable upon the satisfaction of specified milestone events leading up to and including the filing of an NDA. We are unable to estimate with any certainty the costs we will incur in the continued development of Troxatyl and of other product candidates for commercialization. We also expect to continue to expand our research and development activities relating to the clinical development and preclinical research of treatments in the oncology area. Although we are currently focused primarily on Troxatyl for the treatment of AML, we anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct toward each project on an on-going basis in response to the scientific and clinical success of each product candidate and each additional indication for Troxatyl.
     Funding Requirements
Our future capital uses and requirements depend on numerous factors, including but not limited to the following:

•	terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	rate of progress and cost of our clinical trials and other research and development activities;

•	scope, prioritization and number of clinical development and research programs we pursue;

•	costs and timing of regulatory approval;

•	costs of establishing or contracting for sales and marketing capabilities;

•	costs of manufacturing;

•	extent to which we acquire or in-license new products, technologies or businesses;

•	effect of competing technological and market developments; and

•	costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.
We believe that the net proceeds from this offering, together with interest thereon, our existing cash and cash equivalents, and our cash commitments from existing collaborations, commercial agreements and grants, will be sufficient to meet our projected operating requirements into the second quarter of 2007.
Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources that were primarily generated from the proceeds of offerings of our equity securities, our collaboration, commercial agreement and grant revenue, and debt financing. In addition, we may finance future cash needs through the sale of other equity securities, strategic collaboration agreements and debt financing. However, we may not be successful in obtaining additional collaboration agreements or commercial agreements, or in receiving milestone or royalty payments under existing agreements. In addition, we cannot be sure that our existing cash and cash equivalents will be adequate or that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or our stockholders. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. Failure to obtain adequate financing may also adversely affect our ability to operate as a going concern. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.
     Off-Balance Sheet Arrangements
As of September 30, 2005, and December 31, 2002, 2003 and 2004, we have not invested in any variable interest entities. We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships. We do not have relationships or transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties other than as described in the Notes to Financial Statements included elsewhere in this prospectus.
Contractual Obligations
The following summarizes our long-term contractual obligations as of December 31, 2004:

		Payments Due by Period

		Less than	1 to	4 to	More than
Contractual Obligations	Total	1 Year	3 Years	5 Years	5 Years

		(in thousands)
Bridge notes payable(1)	$13,154	$13,154	–	–	–
Long-term debt obligations(2)	4,319	2,958	1,029	280	52
Operating lease obligations	4,757	2,194	958	898	707
License obligations(3)	1,000	1,000	–	–	–

Total	$23,230	$19,306	$1,987	$1,178	$759

(1)	The principal and interest under the bridge notes converted into shares of our preferred stock in April 2005.

(2)	Long term debt obligations do not include a convertible note payable of $6.0 million, which can only be settled through the issuance of shares of our common stock upon an initial public offering or the sale of our business. Long-term debt obligations also do not include $8.9 million of indebtedness incurred in September and December 2005 under our credit and equipment financing agreement with Silicon Valley Bank and Oxford Finance Corporation.

(3)	License obligations do not include contingent payments of up to $17.0 million payable to Shire upon the completion of milestones related to the successful development and approval of Troxatyl for the treatment of AML, $11.0 million of which is payable upon the satisfaction of specified milestone events leading up to and including the filing of an NDA. License obligations also do not include royalties, including minimum royalty payments of approximately $10.0 million over a four-year period following product launch, or other milestone payments that may be payable in the future to Shire upon the occurrence of other development and regulatory events for solid tumor and other indications. Because we have not yet completed clinical development or obtained regulatory approval of Troxatyl for any indication, we are currently unable to estimate the amount or timing of any of these other potential payments.

We also enter into agreements with clinical sites that conduct our clinical trials. We make payments to sites based upon the number of patients enrolled. For the nine months ended September 30, 2005 and the year ended December 31, 2004, we had made aggregate payments of approximately $1.9 million and $0.3 million, respectively, in connection with our clinical trials. At this time, due to the variability associated with these agreements, we are unable to estimate with certainty the future patient enrollment costs we will incur and therefore have excluded these costs from the above table. We do, however, anticipate that these costs will increase significantly in future periods as a result of the commencement of the pivotal Phase II/ III trial for Troxatyl in July 2005.
As of December 31, 2004, we had approximately $367,000 in restricted cash associated with our facility lease.
Related Party Transactions
For a description of our related party transactions, see “Related Party Transactions.”
Income Taxes
As of December 31, 2004, we had federal and California net operating loss carryforwards of $78.9 million and $40.4 million, respectively, which begin to expire in 2019 and 2009, respectively, if not utilized. We also had federal and California research and development tax credit carryforwards totaling $3.3 million and $2.3 million, respectively. The federal research and development tax credit carryforward will begin to expire in 2019, unless previously utilized.

Pursuant to Internal Revenue Code Sections 382 and 383, and similar state provisions, use of our net operating loss and tax credit carryforwards may be limited as a result of certain cumulative changes in our stock ownership. The annual limitations may result in the expiration of net operating losses and credits prior to utilization.
At December 31, 2004 and 2003, we had deferred tax assets primarily representing the benefit of net operating loss carryforwards. We did not record a benefit for the deferred tax assets because realization of the deferred tax assets was uncertain and, accordingly, a valuation allowance has been provided to completely offset the deferred tax assets.
Quantitative and Qualitative Disclosures about Market Risk
The primary objective of our cash management activities is to preserve our capital for the purpose of funding operations while at the same time maximizing the income we receive from our investments without significantly increasing risk. As of September 30, 2005, we had cash equivalents consisting primarily of money market investments. Due to the liquidity of our money market investments, a 1% movement in market interest rates would not have a significant impact on the total value of our cash equivalents. We do not have any holdings of derivative financial or commodity instruments, or any foreign currency denominated transactions.
Recently Issued Accounting Pronouncements
In November 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of unallocated overhead resulting from abnormally low production (or idle capacity), freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement will be effective for inventory costs during the fiscal years beginning after June 15, 2005. We do not believe that the adoption of this statement will have a material impact on our financial condition or results of operations.
On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004),“Share-Based Payment,” or SFAS 123R, which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees or directors, including grants of employee and director stock options, to be recognized as an expense on the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123R must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt SFAS 123R on January 1, 2006.
As permitted by SFAS 123, we currently account for share-based payments to employees using the intrinsic value method under APB Opinion No. 25 and, as such, generally recognize no compensation cost for employee stock options issued at fair market value. Accordingly, the adoption of the fair value method under SFAS 123R will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss and loss per share in Note 1 to our consolidated financial statements.
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions,” or SFAS 153. SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted beginning January 1, 2006. We are currently evaluating the effect that the adoption of SFAS 153 will have on our consolidated results of operations and financial condition but do not expect it to have a material impact.

Business
We are a biotechnology company focused on the discovery, development and commercialization of innovative cancer therapeutics. We are developing Troxatyl, a novel compound which is currently in a pivotal Phase II/III clinical trial for the third-line treatment of Acute Myelogenous Leukemia, or AML, a blood cancer. Third-line treatment refers to the treatment of patients who have already received two regimens of chemotherapy with the goal of remission. There is no approved therapy or standard of care for the third-line treatment of AML. If the results of our ongoing Phase II/III clinical trial are positive, we intend to complete submission of our rolling New Drug Application, or NDA, to the U.S. Food and Drug Administration, or FDA, in late 2006 or early 2007, leading to a potential product launch during 2007. While Troxatyl has not been compared to other chemotherapeutic agents in head-to-head studies, based on preclinical data and clinical data gathered from more than 730 patients, we believe that Troxatyl may be superior, in terms of both efficacy and tolerability, to currently utilized therapies for the second- and third-line treatment of AML, as well as other cancers. We licensed exclusive worldwide rights to Troxatyl from Shire BioChem Inc. in July 2004.
We are also building an internal oncology product pipeline and generating lead compounds, which are drug-like small molecules with characteristics that have the potential to be appropriate for treatment of disease, for ourselves and multiple partners through the application of our proprietary approach to drug discovery that is based upon the use of small fragments of drug-like molecules, known as Fragments of Active Structures, or FAST. We have successfully applied FAST to generate novel, potent and selective small molecule compounds in a matter of months for many proteins, or drug targets, that have been implicated in cancers and other diseases. Our first product candidate discovered using FAST is an inhibitor of an enzyme known as BCR-ABL. Based on industry experience and the preclinical status of our BCR-ABL program to date, we anticipate selecting a development candidate in early 2006 and filing an Investigational New Drug, or IND, application within approximately eight to ten months thereafter. In this program, we designed and are developing this product candidate as a treatment for Chronic Myelogenous Leukemia, or CML, a cancer of the bone marrow, which is resistant to treatment with the current standard of care, Gleevec® (imatinib mesylate) marketed by Novartis Pharmaceuticals Corporation. In this program, we have also focused on compounds that inhibit wild type forms of BCR-ABL. Additional internal programs are at the lead optimization stage and are focused on the target AurA, an Aurora kinase that has been implicated in tumor growth, and the targets MET and RON, two closely related proteins that control cell growth and division and are implicated in a range of solid tumors. Lead optimization is the stage at which lead compounds are further modified to improve their potency, specificity and in vivo efficacy and reduce their toxicity. Based on our experience with FAST to date, our current portfolio of oncology drug targets, and the status of our active discovery programs, and assuming allocation of additional resources for research and development, we believe that FAST is capable of producing at least one new IND candidate per year, starting in 2006 with our BCR-ABL program candidate. Based on FAST and related technologies, we have generated aggregate revenues from collaborations, commercial agreements and grants of approximately $60.1 million in 2003, 2004 and the first nine months of 2005.

The chart below summarizes the status of our most advanced ongoing and currently planned clinical and preclinical development programs:

Program/Indication	Status	Marketing Rights

Troxatyl		SGX (Worldwide)
• Third-line AML	Pivotal Phase II/III trial ongoing (data expected second half of 2006)
• Second-line AML	Phase I Ara-C combination trial (initiate first half of 2006) Phase III Ara-C combination trial (initiate end of 2006)
• MDS	Phase I/II trial (initiate 2006)
• Solid tumors	Phase I/II trial (initiate 2006)
BCR-ABL		SGX (Worldwide)
• Gleevec-resistant CML	Preclinical development (IND expected end of 2006)
MET and RON		SGX (US/Canada/Mexico) Pierre Fabre (Europe)
• Solid tumors	Lead optimization	Shared (Rest of World)
AurA		SGX (Worldwide)
• Solid tumors	Lead optimization
K-RAS		SGX (Worldwide)
• Solid tumors	Lead discovery
Troxatyl
Troxatyl is a novel analog of cytidine, one of the four nucleosides that are the building blocks of deoxyribonucleic acid, or DNA. Nucleoside analogs such as Troxatyl inhibit synthesis of DNA in dividing cells, thereby causing those cells to die. Several nucleoside analogs have been used for many years as anti-cancer and anti-viral treatments. Troxatyl has a markedly different chemical structure and different biochemical properties than the commonly used cytidine analogs Gemzar® (gemcitabine), marketed by Eli Lilly and Company, and cytarabine, a generic compound often known as Ara-C. For example, some cancer cells develop resistance to Ara-C, by using an enzyme to break it down. Troxatyl is not broken down by this enzyme. In addition, based on preclinical studies, Troxatyl is effective against cancer cells which have become resistant to other cancer drugs by rapidly pumping them out of the cell.
Based on preclinical studies and clinical trials, we believe the unique properties and advantages of Troxatyl include:

•	activity against tumors that are resistant to multiple cancer drugs, including Ara-C, anthracyclines, another class of drugs commonly used in the treatment of AML, and Gemzar, which is often used for the treatment of certain solid tumors;

•	entrance into cells by slow, passive diffusion, which is a different route than many other cancer drugs and may provide the basis for improved safety and activity profiles;

•	a more manageable and transient side effect profile, including absence of significant central nervous system and liver toxicity in patients, as compared to Ara-C; and

•	synergy in combination with Ara-C, Gemzar and Gleevec.
Based on these characteristics, we believe Troxatyl has the potential to improve overall survival rates and quality of life for patients and therefore be an effective therapy for various cancers.
More than 700 patients were enrolled in Phase I and Phase II clinical trials conducted by Shire, in which Troxatyl was administered in the majority of cases by bolus intravenous, or IV, injection to treat blood cancers and solid tumors. Promising early clinical results were observed in AML, where treatment with Troxatyl resulted in an 18% overall response rate in relapsed or refractory disease patients. Bolus IV injection involves administering the drug or potential drug as a single dose over a short period of time.

However, based on our recent clinical trials and preclinical studies, we now believe that neither the dose nor bolus IV injection mode of administration utilized in those trials was optimal. Because Troxatyl enters cells by passive diffusion, cancer cells require longer exposure to achieve desired intracellular concentrations of Troxatyl than can be achieved by periodic IV administration. This conclusion was corroborated by preclinical studies such as one that showed the concentration of Troxatyl required to kill cancer cells was reduced by approximately ten-fold when time of exposure was increased from one to three days. These considerations provided the basis for the design of our Phase I/ II clinical trial in which Troxatyl was administered for the third-line treatment of AML by continuous IV infusion over several days. Based on data from this trial completed in May 2005, we believe Troxatyl is more active when administered by continuous IV infusion compared to IV, and we believe we have identified the optimal dose of Troxatyl for the single-agent treatment of AML.
Based on clinical experience and preclinical data, we also believe Troxatyl in combination with Ara-C for the second-line treatment of AML may provide efficacy superior to Ara-C alone, which is widely used for this indication. Second-line treatment refers to the treatment of patients who have already received one regimen of chemotherapy with the goal of remission. In addition to our ongoing pivotal Phase II/ III clinical trial of Troxatyl for the third-line treatment of patients with AML, we intend to initiate a Phase III clinical trial of Troxatyl for the second-line treatment of AML in 2006.
Troxatyl has also shown promising activity in Phase I and Phase II clinical trials in the treatment of various other cancers or precancerous conditions, such as Myelodysplastic Syndromes, or MDS, a group of precancerous conditions in which bone marrow does not produce enough mature, healthy blood cells, and solid tumors such as pancreatic cancer and renal cell carcinoma. Based on these results, we are conducting a Phase I clinical trial for the treatment of solid tumors, and intend to initiate clinical trials for the treatment of MDS and other solid tumor indications.
In July 2004, we licensed exclusive worldwide rights to Troxatyl from Shire. Under the terms of the agreement, we made an upfront payment of $3.0 million and a payment of $1.0 million on the one-year anniversary of the agreement. We will also be required to make milestone payments of up to $17.0 million based on successful development and regulatory approval of Troxatyl for the treatment of AML, and will be required to make royalty payments based on net sales, including minimum royalty payments of approximately $10.0 million over a four-year period following product launch. In the future, we may owe additional milestone payments to Shire upon the occurrence of other development and regulatory events for solid tumor and other indications. At the time, we received an exclusive license to issued U.S. patents, issued foreign patents, pending U.S. applications and pending foreign applications covering composition of matter, method of use and treatment, formulation and process relating to Troxatyl. Various patent applications and patents are directed to Troxatyl and its methods of manufacturing and use, along with Troxatyl formulations, intermediates and modes of administration. For example, one U.S. patent claims Troxatyl itself as a composition of matter. This U.S. composition of matter patent is due to expire in 2008 and there are corresponding applications pending in various other countries, as well as a granted European and Japanese patent. Additional U.S. patents encompass methods of treating cancer using Troxatyl, and methods of treating CML or AML with Troxatyl in patients previously treated with Ara-C, which patents are due to expire in 2015 and 2020 respectively. We believe that this intellectual property will provide the basis for patent protection of the composition of matter until 2008 in the United States and for methods of treatment combinations of Troxatyl and other compounds, methods of use and treatment, and formulation and process until at least 2015 in the United States, the E.U. and certain other jurisdictions. Certain of these patents may be eligible for patent term extension by up to an additional five years in the United States.

Acute Myelogenous Leukemia
We are initially developing Troxatyl for the treatment of AML, a blood cancer that increases in incidence with age. According to the American Cancer Society, AML represents approximately 90% of all acute leukemias in adults. In the United States, approximately 16,000 adult patients have AML with approximately 12,000 new patients diagnosed each year. Although induction chemotherapy, typically with Ara-C and an anthracycline, another class of chemotherapy drug, such as daunorubicin or idarubicin, results in complete remission in 50% to 60% of patients, relapse is common and long-term survival rates are less than 20%. Second-line treatment of AML often involves re-treatment with high dose Ara-C, and may also involve an anthracycline. In addition, the FDA has approved Mylotarg® (gemtuzumab ozogamicin), marketed by Wyeth Pharmaceuticals Inc., as second-line treatment for certain AML patients. We estimate approximately 8,000 patients per year are eligible to receive second-line treatment for this disease. The vast majority of these patients are either non-responsive or relapse within six months. There is no approved therapy or standard of care for the third-line treatment of AML and, based on a recent M. D. Anderson Cancer Center study, the historical response rate for patients we are targeting in our current pivotal Phase II/ III clinical trial is less than 5%. Because of the high relapse rate and poor long-term survival of AML patients after treatment with cancer drugs, the treatment goal for healthier patients is tumor eradication for at least three months to permit time for the identification of a suitable bone marrow donor and preparation of patients for this potentially curative, life-saving procedure.
Phase I/ II Clinical Trial by Continuous IV Infusion. We completed our first clinical trial evaluating Troxatyl dosing by continuous IV infusion in May 2005. This 48 patient trial enrolled various types of relapsed AML patients, including patients who had failed two or more prior chemotherapy regimens, patients who had also failed bone marrow transplantation and patients who failed to respond to prior treatment. Eight groups of patients received varying treatment regimens, ranging from 8.4 to 14.0 mg/m2/day of Troxatyl, for two to six days. Five patients achieved a complete response to their disease and four patients achieved a complete response with partial platelet recovery for an overall response rate of 19%. Importantly, the low-level toxicities we observed were not age-related, which is significant because the incidence of AML increases with age. The toxicities of currently available therapies, such as Ara-C and the anthracyclines, are known to be age-related. The duration of response has ranged from one to over 12 months. Several patients remain in active remission and median survival time for patients who achieved either a complete response or a complete response with partial platelet recovery was over eight months.
Results from this Phase I/ II clinical trial include:

•	at optimal dosing in this trial, the dose by continuous IV infusion of Troxatyl (12 mg/m2/day for five consecutive days, or a total dose of 60 mg/m2) is 50% higher than that obtained via consecutive daily IV dosing in a previous trial conducted by Shire (8 mg/m2/day for five consecutive days, or a total dose of 40 mg/m2); and

•	all nine patients who responded to Troxatyl achieved sustained levels of Troxatyl in the blood of approximately 80 ng/mL or higher and received dosing for greater than three days.
On the basis of these results, we have concluded that the safety and response data in these patients compare favorably to the M. D. Anderson Cancer Center historical data and support further development of Troxatyl for the treatment of AML. As part of our analysis of this Phase I/ II clinical trial to determine the optimal strategy for further clinical development, we evaluated tumor response, side effect profiles and levels of Troxatyl in the blood across the different dose groups.
Because Troxatyl is primarily removed from the body by the kidneys, we evaluated the effect of kidney function on patient tumor response and side effect profile. Patients with the lowest kidney function achieved the highest levels of Troxatyl in the blood. Conversely, patients with the best kidney function were much less likely to achieve the drug levels of 80 ng/mL that we found closely associated with overall response. Consequently, for our pivotal Phase II/ III clinical trial, we have chosen to exclude the approximately 20% of AML patients with the highest and lowest kidney function.
Summary data from our Phase I/ II clinical trial are highlighted in the table below. In this table, “Phase II/ III eligible” consists of those patients who both met our inclusion criteria for kidney function for our current pivotal Phase II/ III clinical trial and were patients whose duration of response to second-line therapy was less than six months.

Dosed> 3 Days and
	All Patients	Dosed> 3 Days	Phase II/III Eligible

Patients	48	41	15
Complete Response	5 (10%)	5 (12%)	2 (13%)
Complete Response with Partial Platelet Recovery	4 (8%)	4 (10%)	2 (13%)
Overall Response	9 (19%)	9 (22%)	4 (27%)
Severe or Life-Threatening Toxicity	10 (21%)	9 (22%)	5 (33%)
In August 2005, physicians at the M. D. Anderson Cancer Center published in Cancer an analysis of their experience with the third-line treatment of 594 adult AML patients utilizing a variety of cancer drugs and therapies. This is the largest set of historical data that has been published for this patient group. To further evaluate the results of our Phase I/II clinical trial, we compared the responses of the subset of patients that would have been eligible for inclusion in our current pivotal Phase II/III clinical trial to a subset of 422 similar patients in the M. D. Anderson database to which we had been provided access in early 2005. For this subset of patients in our Phase I/II trial, we observed a complete response rate of 13% and a complete response with partial platelet recovery rate of 13%, with an overall response rate of 27%. By contrast, the historical comparison group had a complete response rate of 4.7%. The median survival time for Troxatyl treated patients who achieved either a complete response or a complete response with partial platelet recovery was over eight months (with several patients remaining in active remission), which is greater than the historical data of approximately 2.1 months.
Current Phase II/ III Clinical Trial. Based on the results of our Phase I/II clinical trial, in July 2005 we initiated a pivotal Phase II/III clinical trial of Troxatyl for the third-line treatment of AML, with targeted enrollment of 211 patients. We are conducting a single-arm, open-label clinical trial. Because there is currently no approved therapy or standard of care for this patient population, we will compare the results of this trial to historical results observed at M. D. Anderson Cancer Center in similar patients. The enrollment criteria specify that patients must have received at least two previous regimens of induction chemotherapy to be considered third-line. In addition, they either must not have achieved a remission with two prior chemotherapy regimens, or must have relapsed after a first remission and failed to respond to a first salvage treatment or relapsed less than six months after a second complete response. Following discussions with the FDA in connection with our End-of-Phase II Meeting in May 2005, we designed our pivotal Phase II/III clinical trial with complete response as the primary clinical endpoint, or patient response on which a judgment will be made for FDA approval, and complete response with partial platelet recovery and duration of response as secondary endpoints. The clinical trial has been designed to enroll a sufficient number of patients to reliably detect a doubling of the historical complete response rate of 4.7% derived from the M. D. Anderson Cancer Center database.
The Phase II/III patient population is similar to that studied in our recently completed Phase I/II Troxatyl clinical trial. However, in contrast to the Phase I/II Troxatyl clinical trial, all patients will receive what we believe to be the optimal dosing by continuous IV infusion of 12 mg/m2/day for five days. Clinical response will be assessed and confirmed within approximately 90 days after dosing in each patient. Our data and safety monitoring board will perform interim safety and efficacy evaluations during this trial. We expect to complete enrollment in the trial in the third quarter of 2006 and announce the results in the fourth quarter of 2006.
To support the planned NDA submission and to further evaluate the relationship between kidney function and the level of Troxatyl in patients’ blood, we will carry out two parallel Phase I/II Troxatyl clinical trials dosing by continuous IV infusion. In one trial, we will target AML patients with high kidney function and, in the other, AML patients with poor kidney function, both patient groups that are being excluded from enrollment in our current pivotal Phase II/III trial. If the results of this pivotal Phase II/III trial are positive, we intend to complete submission of our rolling NDA to the FDA in late 2006 or early 2007. We have recently been granted fast track designation for Troxatyl for the third-line treatment of AML which may qualify us for a six-month review period by the FDA. Fast track designation means that the FDA has determined that the drug is intended to treat a serious or life-threatening condition for which there is no adequate therapy currently available. This designation also means that the FDA can take actions to expedite the development and review of a potential NDA.
Market Expansion Trials for AML. We are initially developing Troxatyl for the third-line treatment of AML, because we believe this indication will provide the fastest route to market. However, we also plan to develop Troxatyl for the second-line treatment of AML. In the first half of 2006, we plan to initiate a Phase I clinical trial of Troxatyl in combination with Ara-C to determine optimal combination dosing. Later in 2006, we plan to initiate a controlled Phase III clinical trial of Troxatyl in combination with Ara-C versus Ara-C alone in the second-line treatment of AML. Additionally, we plan to evaluate Troxatyl in combination with the cancer drugs daunorubicin or mitoxantrone for the potential first-line treatment of AML. We believe this clinical development path may lead to combination therapy with Troxatyl and currently utilized cancer drugs, which may be more effective than monotherapy for the treatment of earlier stage AML patients.

Myelodysplastic Syndromes
MDS represents a group of precancerous conditions in which bone marrow does not make enough mature, healthy blood cells. MDS occurs when blood cells remain in an immature stage within the bone marrow and never develop into mature cells capable of performing their necessary functions. MDS patients often need frequent blood transfusions to help fight fatigue and anemia. According to the Aplastic Anemia & MDS International Foundation, more than 80% of MDS cases occur in persons over 60 years old. Although the exact number of cases of MDS in the United States is unknown because, until recently, there had been no registry tracking this information, most estimates are between 12,000 and 20,000 new cases each year, with similar incidence and prevalence rates in Europe.
Commonly used classification systems group MDS patients into multiple risk groups, depending on the severity of disease, and have proven useful in identifying rates of survival and the likelihood of transformation to AML. MDS survival times range from approximately four months to six years. MDS often causes death from bleeding and infection, while transformation to AML occurs in approximately one-third of MDS patients. In 2004, the FDA approved Vidaza® (azacitidine), marketed by Pharmion Corporation, the first pharmaceutical treatment approved for this disease. This drug achieved a 16% overall response rate in its pivotal trial for MDS.
Troxatyl administered by bolus IV injection has shown promising activity against MDS in various Phase I and Phase II clinical trials conducted by Shire. For example, aggregate data from two clinical trials evaluating Troxatyl by bolus IV injection in combination with Ara-C or idarubicin showed five of eight high-risk MDS or MDS transformed to AML patients achieved a complete response, with durations of response ranging from at least six to 13 months. In our Phase I/II trial evaluating Troxatyl dosing by continuous IV infusion, the two AML patients who previously had MDS, while not achieving a complete response, survived to 19 and 23 months.
In 2006, we plan to initiate a single-arm, open-label Phase I/II clinical trial of Troxatyl in high-risk MDS patients or MDS patients who have failed Vidaza. We will conduct a trial designed to establish appropriate dosing in an attempt to identify a Phase II Troxatyl dose by continuous IV infusion and dosing regimen for MDS. If results of this trial are positive, we would then conduct a larger Troxatyl clinical trial in high-risk patients as first-line therapy in combination with Vidaza. Specifically, following treatment with Troxatyl by continuous IV infusion, patients would be treated with Vidaza. Such a combination cancer treatment regimen would use Troxatyl to clear the patient’s bone marrow of leukemic immature stage blood cells in order to achieve a complete response, and Vidaza to stimulate bone marrow production of healthy blood cells to reduce blood transfusion frequency and potentially improve survival. We believe that combination treatment of MDS with Troxatyl by continuous IV infusion and Vidaza has the potential to delay transformation of MDS to AML, increase overall survival, reduce blood transfusion frequency and improve overall quality of life for these patients.

Solid Tumors
Based on bolus IV injection Troxatyl data obtained by Shire, we are investigating Troxatyl as a potential product candidate for treatment of solid tumors. Troxatyl administered by bolus IV injection has shown promising activity against pancreatic cancer and renal cell carcinoma, the most common form of kidney cancer.
Pancreatic Cancer. According to the American Cancer Society, pancreatic cancer currently ranks as the fourth leading cause of cancer death in the United States. Survival rates for pancreatic cancer are extremely low, and the American Cancer Society estimates that there will be approximately 32,180 new cases of pancreatic cancer and 31,800 deaths in 2005. The disease is often resistant to chemotherapy and radiation therapy and tends to spread quickly to other parts of the body. According to the American Cancer Society, only 4% of all patients are alive five years after a diagnosis of pancreatic cancer. Currently, Gemzar is the standard of care for the first-line treatment for patients with advanced pancreatic cancer that cannot be removed by surgery.
Troxatyl administered by bolus IV injection has demonstrated promising activity in pancreatic cancer as a single agent. Troxatyl by bolus IV injection was evaluated in a Phase I clinical trial and subsequently in two Phase II open label, single-arm clinical trials in patients with advanced pancreatic cancer. In the first Phase II clinical trial, a total of 15 patients were enrolled, nine of whom were previously treated with either Gemzar or 5-fluorouracil, a widely used cancer drug. Clinical benefit response, an index including decreased pain, weight gain and performance status following chemotherapy, was the primary endpoint and two patients attained a clinical benefit response. In this Phase II clinical trial, median survival time was 22.9 weeks for patients who had not been previously treated with cancer drugs and 18.4 weeks for patients who had been previously treated. In the second Phase II clinical trial, 55 patients with generally more advanced disease were dosed with Troxatyl by bolus IV injection. Four-week cycles of treatment were repeated until disease progression. Time to treatment failure was the primary endpoint and overall survival was the secondary endpoint. In this Phase II clinical trial, time to treatment failure was 3.5 months and median survival time was 5.6 months. We believe these results compare favorably to Gemzar. In its pivotal Phase III clinical trial for the treatment of pancreatic cancer, Gemzar showed time to treatment failure of 2.3 months and median survival time of 5.7 months.
In preclinical studies, Troxatyl has shown synergistic activity in cells and additive activity in vivo in combination with Gemzar. A Phase I clinical trial showed that Troxatyl combined well with Gemzar for treatment of various solid tumors, including pancreatic cancer showing that the two agents could be combined at close to the maximum single agent doses with no unexpected toxicities being experienced.
Renal Cell Carcinoma. According to the National Comprehensive Cancer Network, renal cell carcinoma comprises about 90% of kidney cancer. This cancer develops within the kidney’s microscopic filtering systems, the lining of tiny tubes that ultimately lead to the bladder. The American Cancer Society estimates that, in the United States in 2005, approximately 36,160 new cases of kidney cancer will be diagnosed, and an estimated 12,660 deaths will occur. According to the American Cancer Society, the overall five-year relative survival rate is 64%.
In previous clinical trials conducted by Shire, Troxatyl administered by bolus IV injection as a single agent demonstrated activity in renal cell carcinoma, for which the only approved treatment is interleukin-2. Troxatyl by bolus IV injection was studied in a Phase II open label, single-arm clinical trial in 35 patients with advanced or metastatic renal cell carcinoma. Prolonged survival was seen in both intermediate and high risk populations. In the intermediate risk group, median survival time was approximately 18 months compared with approximately ten months seen in certain historical data. In the high risk group, median survival time was approximately eight months compared with approximately four months seen in certain historical data.
Development Plan. We are currently completing enrollment in a Phase I dose ranging clinical trial of Troxatyl by continuous IV infusion in patients with refractory solid tumors. No new or unexpected toxicities have been observed at exposure levels that now exceed those achieved in the previous Troxatyl trials dosed by bolus IV injection. We plan to initiate one or more Phase I/II clinical trials of Troxatyl by continuous IV infusion in 2006 for one or more solid tumor indications, including liver cancer. We expect to announce initial patient response data from the first of these trials in the second half of 2007 with one-year survival data being announced thereafter. In preclinical studies, Troxatyl inhibits the hepatitis B virus and has demonstrated activity against liver cancer. Because liver cancer is often associated with hepatitis B infection, we believe the combined anti-viral and anti-cancer properties of Troxatyl may provide additional benefits to these patients.
Research Programs
We are also building an internal oncology product pipeline and generating lead compounds for ourselves and multiple partners through application of our drug discovery platform, FAST. We are focusing on targets where we believe FAST could provide a distinct advantage over conventional methods of lead discovery, the process of identifying active new chemical entities, which may be transformed by subsequent modification into a clinically useful drug. We have identified a portfolio of approximately 20 oncology drug targets that we believe are clearly implicated in cancers. Our principal areas of focus in oncology drug discovery are on protein and enzyme targets that have been implicated in cancers and other diseases, including BCR-ABL, MET and RON, AurA and K-RAS.

BCR-ABL Kinase Inhibitor Program
Our most advanced program based upon FAST is focused on compounds that inhibit both wild type and Gleevec-resistant mutant forms of BCR-ABL tyrosine kinase, the enzyme that is responsible for CML. Treatment of CML patients with Gleevec, a drug that generated sales of over $1.6 billion in 2004, results in complete remission in greater than 95% of patients. However, we believe approximately 3% to 4% of patients develop resistance every year, and we estimate approximately 16% of CML patients are currently Gleevec-resistant. There is no approved pharmaceutical treatment for patients who develop Gleevec-resistant CML, although some patients are eligible to undergo bone marrow or stem cell transplants, which are risky and expensive compared to treatment with a targeted therapy such as an inhibitor of BCR-ABL. The goal of our BCR-ABL program is to develop a once-daily oral therapy for the treatment of both first-line and Gleevec-resistant CML.
There are four mutations in the kinase domain of BCR-ABL that represent the most common mechanisms of resistance. We have identified several novel chemical series that are inhibitors of both the wild type and the most common mutant forms of the BCR-ABL enzyme, including the T315I mutation. Novartis is currently conducting a Phase II clinical trial with a second generation BCR-ABL inhibitor and Bristol-Myers Squibb, or BMS, recently completed its rolling NDA submission for dasatinib (BMS-354825), a BCR-ABL inhibitor which is directed at patients who are resistant or intolerant to prior therapy. Although each of their product candidates inhibits some Gleevec-resistant BCR-ABL mutants, neither inhibits the T315I mutant, and we believe T315I resistance to the new BMS inhibitor has already been observed in a Phase I clinical trial.
We believe that new BCR-ABL inhibitors, such as the one we are developing, will be used both in combination with Gleevec in the first-line treatment of Gleevec-susceptible CML and as monotherapy or in combination with agents other than Gleevec in the second-line treatment of Gleevec-resistant CML. Based on our industry experience and the preclinical status of our BCR-ABL program to date, we plan to identify a development candidate in early 2006 for formal pre-IND studies and file an IND application within approximately eight to ten months thereafter. We intend to begin clinical trials in 2007 in Gleevec-resistant CML patients with the T315I mutation.

MET and RON Solid Tumor Program
We have a joint drug discovery and development agreement with Pierre Fabre Médicament (successor-in-interest to UroGene, S.A. in July 2005) for discovery and clinical development of novel cancer drugs for solid tumors. We are applying our FAST lead discovery technology to MET and RON, two closely related proteins, known as receptor tyrosine kinases, implicated in a range of solid tumors. The primary objective of the program is to generate a single inhibitor of both targets. Under the terms of the agreement, we will jointly develop small molecule inhibitors against solid tumor targets. This agreement is structured as a 50/50 collaboration, with each party contributing an equal number of full time equivalent personnel and equally sharing costs. We have exclusive commercialization rights in the United States, Canada and Mexico to drugs developed under the agreement, and Pierre Fabre has exclusive commercialization rights in Europe. Commercialization rights in the rest of the world to drugs developed under the agreement are to be shared in a manner to be determined by the parties. The parties are currently negotiating a proposed termination of this agreement pursuant to which it is anticipated that each party will have worldwide rights to data and materials developed under the collaboration.
FAST—Our Drug Discovery Platform
FAST is our proprietary approach to drug discovery that is based upon the use of small fragments of drug-like molecules for rapid identification of novel, potent and selective small molecule inhibitors of drug targets. Through the application of FAST, we are building an internal oncology product pipeline and discovering lead compounds for our strategic partners. FAST can be applied to a wide range of drug discovery targets by utilizing the rapid determination of protein structures to allow both the identification and rapid optimization of small molecule fragments that bind to specific targets. FAST addresses many of the limitations of traditional approaches utilized by large pharmaceutical companies to find lead compounds, making it an attractive technology for targets that have not yielded promising leads from high-throughput screening. Unlike traditional lead discovery approaches, which require ultra high-throughput screening of large numbers of random compounds, FAST optimizes the likelihood of developing a successful drug candidate by focusing on a very small number of low molecular weight, water-soluble fragments, that once identified, can be optimized rapidly by further focused synthesis to enable the delivery of novel, potent and selective modulators of drug targets.
FAST is based upon our proprietary fragment library of approximately 1,000 structurally diverse, low molecular weight compounds. We developed FAST through the integration of a series of technology capabilities, including:

•	a high-throughput capability to generate many different crystals of a target protein in parallel;

•	the evaluation of our library of fragments and direct visualization of bound fragments utilizing X-ray crystallography; and

•	the use of novel computational design methods and iterative synthetic chemistry to optimize these fragments into drug-like lead compounds.
We have combined these technologies to generate an efficient platform for drug discovery that delivers lead compounds active against a wide range of targets, while accessing high chemical diversity and the potential for good drug-like properties.
We have invested significant resources in the development of technology to produce large numbers of protein variants and to evaluate their ability to produce high quality protein crystals. We have developed customized, robotic technologies for setup, storage, retrieval and imaging of protein crystallization experiments. Our current instrumentation supports in excess of 40,000 crystallization experiments per day. We generate protein structures through our beamline facility, housed at the Advanced Photon Source at the Argonne National Laboratory, a national synchrotron-radiation facility funded by the U.S. Department of Energy, Office of Science, and Office of Basic Energy Sciences, located in Argonne, Illinois. This facility produces an extremely intense, highly focused X-ray beam to generate high-resolution data from approximately 50 crystals per day. We believe we are the only drug discovery company with continuous access to such a high powered X-ray source.
Our FAST drug discovery platform provides us with the capacity to pursue many different targets to the early lead stage and beyond. Internally, we have identified a portfolio of approximately 20 oncology targets that we believe are clearly implicated in cancers. We believe that FAST could provide a distinct advantage over conventional methods of lead discovery for these and other targets. Our most advanced programs based upon FAST are focused on compounds that inhibit BCR-ABL and MET and RON. We are applying FAST to generate novel and potent lead compounds for well-validated protein and enzyme targets, including AurA and K-RAS. Our goal in each of these programs is to develop small molecule drugs with improved efficacy and reduced side effect profiles compared to current therapies or development compounds. Based on our experience with FAST to date, our current portfolio of oncology drug targets, and the status of our active discovery programs, and assuming allocation of additional resources for research and development, we believe that FAST is capable of producing at least one IND candidate per year, starting in 2006 with our BCR-ABL program candidate.
Collaborations, Commercial Agreements and Grants
We currently have 11 active revenue-generating collaborations, commercial agreements and grants based upon FAST and related technologies with pharmaceutical and biotechnology companies, as well as government and other agencies. We generated aggregate revenues from collaborations, commercial agreements and grants of approximately $63.5 million in 2002, 2003, 2004 and the first nine months of 2005. We are using FAST to identify lead compounds for our strategic partners in their therapeutic areas of interest. Our internal drug discovery activities are focused on oncology targets. Our active agreements are summarized in the tables below:
Collaborations and Grants:

Party	Scope	Start Date	Payments to SGX

Cystic Fibrosis Foundation Therapeutics, Inc.	Drug discovery	July 2005	Upfront payment; technology access fees; research funding; milestones; royalties
F. Hoffmann-La Roche Ltd.*	Lead compounds for Roche targets	Oct. 2004	Upfront payment; research funding; milestones; royalties on sales
National Institutes of Health	Protein Structure Initiative	July 2005	Research funding
Serono International S.A.	Lead compounds for Serono targets	Mar. 2004	Upfront payment; milestones; royalties on sales

*	The research term of this agreement ended on December 31, 2005; however, the parties are not expected to designate an early lead series until February 2006.

Commercial Agreements:

Party	Scope	Start Date	Payments to SGX

Amgen, Inc.	Structural data on Amgen targets and compounds	Feb. 2005	Annual payments
Eli Lilly & Company	Structural data on Eli Lilly targets and compounds	Apr. 2003	Upfront payment; research funding; technology access fees
Eli Lilly & Company	Structural data on Eli Lilly targets and compounds	Dec. 2003	Upfront payment; funding
Exelixis Inc.	Structural data on Exelixis targets and compounds	Aug. 2005	Upfront payment; funding
Millennium Pharmaceuticals, Inc.	Structural data on Millennium targets and compounds	Oct. 2004	Upfront payment; funding
OSI Pharmaceuticals, Inc.	Structural data on OSI targets and compounds	Aug. 2003	Upfront payment; research funding; research milestones
F. Hoffmann-La Roche Ltd.	Structural data on Roche targets and compounds	Dec. 2005	Upfront payment; funding
Biogen Idec Inc.	Structural data on Biogen Idec targets and compounds	Dec. 2005	Upfront payment; funding

Cystic Fibrosis Foundation Therapeutics, Inc.
In July 2005, we entered into a drug discovery collaboration agreement with Cystic Fibrosis Foundation Therapeutics, Inc., or CFFT, the drug discovery and development arm of the Cystic Fibrosis Foundation. Under the collaboration, we will employ our proprietary FAST lead generation technology with the objective of generating novel small molecule therapies that function as “correctors” of the F508 deletion mutation found in the cystic fibrosis transmembrane conductance regulator, or CFTR. The F508 deletion mutation is the most commonly observed mutation in patients with cystic fibrosis. Individuals with the mutation fail to transport the CFTR protein to the cell surface, resulting in impaired function of the lung epithelium. Correctors of the mutant protein are expected to increase the amount of the mutant protein that is transported to the cell surface, resulting in more rapid clearing of lung infections and improved lung function. CFFT will be responsible for product development and we will be eligible for clinical development milestones and royalties on product sales. The research term of this collaboration agreement continues until July 2008. Our drug discovery agreement with CFFT may be terminated earlier by either party in the event of a material breach by the other party, subject to prior notice and the opportunity to cure. In addition, CFFT has the right to terminate the drug discovery agreement without cause upon certain specified circumstances, at which time it must make a termination payment to us. Furthermore, CFFT may terminate the drug discovery agreement without cost at any time within 60 days following our failure to successfully complete a key milestone. Over the term of the collaboration, CFFT may provide to us over $15.0 million in an upfront payment and in technology access, research and research milestone payments. In July 2005, CFFT paid us $1.0 million pursuant to this agreement. In addition, upon the sublicensing by CFFT of any lead series generated in the collaboration, we are eligible to receive the greater of a specified percentage of any sublicensing proceeds, or a specified royalty percentage and up to $8.25 million in milestone payments, assuming the successful completion of all developmental, and clinical trial-related milestones, including for Phase I, Phase II and Phase III clinical trials, and necessary regulatory approvals. Royalty or sublicensing payment obligations under the agreement continue on a country-by-country and product-by-product basis until the later of the date on which no valid patent claims relating to a product exist or 10 years from the date of the first sale of the product.

F. Hoffmann-La Roche Ltd.
In August 2004, we entered into a collaboration agreement with F. Hoffmann-La Roche Ltd., or Roche, for the discovery and development of anti-viral therapeutics. Under the terms of the agreement, we sought to discover novel small molecule inhibitors, referred to as early lead series, against a viral drug target using our proprietary FAST drug discovery platform. Roche will be responsible for worldwide development and commercialization of product candidates arising from the collaboration. The research term of this collaboration agreement ended on December 31, 2005; however, the parties are not expected to designate an early lead series until February 2006. Roche paid us an upfront fee and research funding through September 30, 2005 totaling approximately $1.4 million, and will be further obligated to pay us up to approximately $17.2 million in the form of additional research funding, milestone payments upon the occurrence of specified preclinical and clinical development milestones, including the designation of specified early lead series, and royalties on sales of products licensed to Roche under the agreement.
On a country-by-country basis and a collaboration product-by-collaboration product basis, the general terms of this collaboration agreement, including the royalty obligations under the agreement, continue until the later of the expiration of the last to expire of the patent rights covering a collaboration product in the applicable country or ten years from the first commercial sale of a collaboration product in the applicable country, unless the agreement is earlier terminated. Either party may terminate the collaboration agreement in the event of material breach by the other party, subject to prior notice and the opportunity to cure. In addition, subject to certain provisions, Roche may terminate the agreement upon the expiration of the collaboration term by giving us 90 days’ prior written notice.

NIH Cooperative Agreement Award
In July 2005, we received a $48.5 million National Institutes of Health Cooperative Agreement Award from the National Institute of General Medical Sciences, or NIGMS. The award is part of the NIH Protein Structure Initiative, which aims to facilitate discovery of three dimensional structures of proteins to help reveal their role in disease and aid in the design of new medicines. The award provides five years of funding for a consortium administered by us. We anticipate retaining approximately 50% of the funding under the award, with the remainder being distributed to academic collaborators.

Serono International S.A.
In March 2004, we entered into a research collaboration agreement with Serono International S.A., or Serono, for the discovery and development of novel small molecule therapeutics. Under the terms of the agreement, we apply our proprietary FAST technology to generate novel lead compounds for selected targets provided by Serono. Serono will be responsible for development and commercialization of drug candidates arising from the collaboration. As of September 30, 2005, we received aggregate upfront payment and success-based research payments of $680,000. In addition, we are eligible to receive additional success-based research payments of up to approximately $850,000 if all structures are determined together with clinical development milestones which may reach up to $10.25 million per product derived from the collaboration if all developmental clinical and regulatory milestones, including for Phase I, Phase II, and Phase III trials and the filing of an IND, with respect to the product are satisfied. We may also receive royalties on net sales generated by any products derived from the collaboration.
The research term of this collaboration agreement continues until March 2006. On a country-by-country basis, the general terms of this collaboration agreement continue until the later of the expiration in the applicable country of the last to expire of the patent rights covering technology developed under the agreement or ten years after the first commercial sale in the applicable country of a product that incorporates or is derived from certain compounds identified in the collaboration, unless the agreement is earlier terminated. Either party may terminate the collaboration agreement in the event of a material breach by the other party, subject to prior notice and the opportunity to cure. On a country-by-country basis, the royalty obligations continue until the later of the expiration in the applicable country of the last to expire of the patent rights covering technology developed under the agreement or ten years after the first commercial sale in the applicable country of a product that incorporates or is derived from certain compounds identified in the collaboration.

Eli Lilly & Company
In April 2003, we entered into a research and technology agreement with Eli Lilly, which was extended in April 2005. Within this commercial agreement, we apply our target-to-structure technology to key Eli Lilly drug targets to determine their three-dimensional structures. Our researchers subsequently generate data on Eli Lilly compounds that bind to the drug targets, providing input for their lead generation and optimization efforts. In parallel with the first two years of research under the agreement, we conducted a comprehensive program of technology transfer involving installation of components of our technology in a high-throughput structural biology facility for Eli Lilly, which includes modular automation systems and process technology we developed for protein engineering, crystallization and structure determination. As of September 30, 2005, we had received a total of approximately $17.8 million under the commercial agreement in the form of research, license, technology access and technology installation fees. From April 2005 forward, we are entitled to receive research funding of up to approximately $4.5 million per year, approximately $2.3 million of which has been received as of September 30, 2005.
The research term of this commercial agreement continues until April 2008. The general terms of this commercial agreement continue until the later of the expiration of the last to expire of the patent rights covering technology developed under the agreement or April 2018, unless the agreement is earlier terminated. Either party may terminate the commercial agreement in the event of material breach by the other party, subject to prior notice and the opportunity to cure. In addition, Eli Lilly may terminate the agreement if certain of our key employees leave our employment and significantly curtail participation in the project, or in the event we are acquired by one of the top 25 pharmaceutical companies ranked by worldwide sales.
In December 2003, we also expanded our research collaboration and technology agreement with Eli Lilly to provide Eli Lilly with long-term access to our beamline facility at the Advanced Photon Source in Argonne, Illinois, to support Eli Lilly drug discovery programs. Under the terms of our beamline services agreement with Eli Lilly, we generate crystal structure data on Eli Lilly drug targets and compounds in exchange for upfront access fees and maintenance fees paid by Eli Lilly. Upon execution of the agreement, we received a $2.0 million upfront access fee payment and will receive payments for annual operating costs in future years. Eli Lilly also has the option to extend the term of its access to our beamline facility in the future for additional payments. The term of this beamline agreement continues until January 2012, unless Eli Lilly exercises its option to extend the term of its access to our beamline facility or the agreement is earlier terminated. Either party may terminate the agreement in the event of a material breach by the other party, subject to prior notice and the opportunity to cure. In addition, Eli Lilly may terminate the agreement at any time, subject to prior notice.

OSI Pharmaceuticals, Inc.
In August 2003, we entered into a commercial agreement with OSI to determine the three-dimensional structure of multiple OSI drug targets using our large-scale protein structure determination technologies and seek to generate co-crystal data to determine how OSI drug leads bind to their targets. The research term was extended in February 2005. Terms of the commercial agreement include upfront payments, research funding and success payments upon achievement of research milestones. As of September 30, 2005, we had received aggregate payments of approximately $2.3 million, consisting of upfront payments, research milestone payments and research funding. In addition, we are entitled to approximately $540,000 in future quarterly research payments, of which $180,000 had been earned as of September 30, 2005, and up to $750,000 in future milestone payments upon determination of specified protein structures, of which $600,000 had been earned as of September 30, 2005.

The research term of this commercial agreement continues until February 2006. The general terms of this commercial agreement continue until the later of the expiration of the last to expire of the patent rights covering technology developed under the agreement or August 2008, unless the agreement is earlier terminated. Either party may terminate the commercial agreement in the event of a material breach by the other party, subject to prior notice and the opportunity to cure.

Beamline Services
In addition to our beamline services arrangement with Eli Lilly, we also have similar agreements with Amgen, Inc., Exelixis Inc., Millennium Pharmaceuticals, Inc., Roche and Biogen Idec Inc. Typically, under the terms of our beamline services agreements, we generate crystal structure data on partner drug targets and compounds. The terms of the agreement generally include upfront access fees and annual operating costs. In addition, some partners retain the option to further expand their access to our beamline facility in the future for additional payments. As of September 30, 2005, we have received aggregate payments under our beamline services agreements with Amgen, Exelixis and Millennium of approximately $1.3 million.
The terms of the Amgen, Exelixis, Millennium, Roche and Biogen Idec beamline agreements continue until February 2010, August 2007, March 2010, December 2010 and December 2006, respectively, unless the agreements are earlier terminated. Amgen, Exelixis, and Millennium, may terminate their respective agreements at any time, subject to prior notice. In addition, all of these beamline agreements provide that either party to the agreement may terminate the agreement in the event of a material breach by the other party, subject to prior notice and the opportunity to cure.
Shire
In July 2004, we licensed exclusive worldwide rights to Troxatyl from Shire, including an exclusive sublicense under rights Shire has to certain patents and patent applications in the field of the treatment of cancer from Yale University and the University of Georgia Research Foundation. Under the terms of the agreement, we made an upfront payment of $3.0 million and a payment of $1.0 million on the one-year anniversary of the agreement. We are also required to make milestone payments of up to $17.0 million based on successful development and approval of Troxatyl for the treatment of AML, and will be required to make royalty payments based on net sales including minimum royalty payments of approximately $10.0 million over a four-year period following product launch. In the future, we may owe up to an aggregate of $33.0 million in additional milestone payments to Shire upon the occurrence of other development and regulatory events for solid tumor and other indications. In addition, we may owe up to $50.5 million in aggregate sales milestone payments to Shire under the agreement. We recorded a one-time charge of $4.0 million for purchased in-process research and development related to the upfront and one-year anniversary payments in 2004.
On a country-by-country basis, the term of this license agreement continues until the later of the expiration in the applicable country of the last to expire of the patents licensed to us under the agreement or ten years from the date of first commercial sale in the applicable country, unless the agreement is earlier terminated. Either party may terminate the license agreement in the event of a material breach by the other party, subject to prior notice and the opportunity to cure. In addition, subject to certain provisions, Shire may terminate the license agreement if we fail to make any payments due under the agreement, cease to carry on our business relating to oncology products, do not take certain actions relating to the drug approval process for Troxatyl by certain dates, or, subject to certain exceptions, if we are acquired by a party that owns or licenses a product that competes with Troxatyl. Royalty obligations under the agreement continue on a country-by-country and product-by-product basis until the later of the date on which no valid licensed patent relating to a product exists or 10 years from the date of the first sale of the product. If no licensed patent covers the applicable product during the 10-year period from the date of the first sale, royalty obligations may be reduced in specified circumstances if there are competing generic products.

Our Strategy
Our goal is to create a leading biotechnology company that discovers, develops and commercializes novel cancer drugs. Key elements of our strategy are to:

•	Obtain regulatory approval of Troxatyl for AML. We are currently focusing much of our resources on Troxatyl. Because there is no approved therapy and no standard of care for the third-line treatment of AML, we are initially targeting FDA approval of Troxatyl for this indication through an accelerated approval process and fast track designation. We believe that Troxatyl could be approved in 2007 on the basis of a pivotal Phase II/III clinical trial that we initiated in July 2005, with targeted enrollment of 211 patients. In 2006, we also intend to begin clinical trials evaluating Troxatyl for use in combination therapy and in the first- and second-line treatment of AML.

•	Develop Troxatyl for other cancer indications. We have considerable clinical data which shows that Troxatyl is active against numerous cancer indications. We will continue to explore potential opportunities to further expand the market for Troxatyl in MDS and in solid tumors.

•	Develop and expand our cancer pipeline. We consider drug development for the cancer markets attractive because relatively small clinical trials of short duration can provide meaningful data on patient outcomes. We have initially targeted blood cancer indications because we believe they typically involve clear, objective response measurements that can be assessed and confirmed within 90 days of treatment. We will seek to further enhance our pipeline by advancing our BCR-ABL, MET and RON, AurA and K-RAS programs into the clinic, and by applying FAST to high-value cancer targets with the objective of discovering a series of additional clinical candidates.

•	Continue to generate revenue through strategic partnering. Revenue generation utilizing our FAST drug discovery platform and related technologies will continue to be important to us in the near term by providing funds for reinvestment in internal drug discovery and development. Our business development activities will involve both strategic partnering in the oncology area and revenue generation through high-value projects focused on FAST and other elements of our technology platform. We will remain open to opportunities to apply FAST to targets outside the oncology area, particularly where there are attractive financial or strategic opportunities.

•	Develop sales and marketing capabilities. There are approximately 3,000 hematologist/oncologists and approximately 5,000 oncologists practicing in the United States. Of these physicians, a small number of opinion leaders significantly influence the types of drugs prescribed by this group. We believe that we can effectively reach hematology and oncology markets in the United States with a relatively small sales organization focused on these and other targeted opinion leaders and physicians. We will seek marketing partners for indications and in territories, such as outside North America, which may require more extensive sales and marketing capabilities. We believe our drug discovery programs will provide us with product candidates in oncology which will serve as the basis for future sales and marketing.

•	Expand our portfolio of product candidates through acquisitions and in-licensing. We may further augment our internal discovery efforts through strategic acquisitions and by in-licensing novel therapeutics. We believe this approach, combined with internal drug discovery and development, will enable us to accelerate the expansion of our portfolio of product candidates.
Manufacturing and Supply
All of our manufacturing is outsourced to third parties with oversight by our internal managers. We rely on third party manufacturers to produce sufficient quantities of Troxatyl for use in clinical trials. We intend to continue this practice for any future clinical trials and large-scale commercialization of Troxatyl and for any other potential products for which we retain significant development and commercialization rights. All of our current product candidates are small molecule drugs. Historically, these drugs have been simpler and less expensive to manufacture than biologic drugs.

Specifically, for Troxatyl, we currently rely on Raylo Chemicals Inc. to supply clinical trial quantities of troxacitabine, the active pharmaceutical ingredient. The final pharmaceutical presentation of Troxatyl in the form of vials is manufactured by Ben Venue Laboratories, Inc., with whom we have an agreement covering immediate clinical trial needs. For both troxacitabine and the final pharmaceutical presentation of Troxatyl, we are discussing longer term supply agreements to address future clinical trial and large-scale commercialization needs. We believe there are also alternate sources of supply that can satisfy our clinical trial requirements without significant delay or material additional costs.
Intellectual Property

Troxatyl
Overview. We have an exclusive license to 18 issued U.S. patents, at least 250 issued foreign patents, 9 pending U.S. applications and at least 80 pending foreign applications, covering composition of matter, method of use and treatment, formulation and process. Composition of matter patents claiming the chemical structure of Troxatyl, have been granted in the United States, Europe and other major territories. Method of treatment patents claiming methods of treatment for cancer have been issued in the United States and Europe, are pending in Japan and have been filed in over 50 countries. Synthesis process patents have also been issued in the United States and Europe, and have been filed in more than 40 countries. Certain patent terms may be extended up to five additional years as a result of patent term extension to compensate for time taken in review by regulatory agencies. In addition, patents and patent applications for specific applications of Troxatyl have the potential to provide for patent protection with later patent-term expiration dates.
Troxatyl Patent Portfolio. Various patent applications and patents are directed to Troxatyl and its methods of manufacturing and use, along with Troxatyl formulations, intermediates, and modes of administration. For example, one U.S. patent claims a generic class of dioxolanes, that includes Troxatyl, and another U.S. patent claims Troxatyl itself as a composition of matter. These U.S. patents are due to expire in 2008 and there are corresponding applications pending in various other countries, including a granted European and Japanese patent.
Additional U.S. patents encompass methods of treating cancer using Troxatyl, and methods of treating CML or AML with Troxatyl in patients previously treated with Ara-C, which patents are due to expire in 2015 and 2020 respectively.
We cannot be certain that our patents will be found valid and enforceable, or that third parties will be found to infringe any of our issued patent claims. There can be no assurance that any of our patent applications will issue in any jurisdiction. Moreover, we cannot predict the breadth of claims that may be allowed or the actual enforceable scope of our patents. In the United States, we may lose our patent rights if we were not the first to invent the subject matter covered by each of our issued patents or pending patent applications.
Data Exclusivity. The use of Troxatyl in the treatment of AML has been granted orphan drug status in the United States and in the E.U. Such protection typically affords seven years of market exclusivity in the United States and ten years in the E.U.

Other Intellectual Property
We intend to protect our novel lead compounds, lead scaffolds, drug discovery programs and proprietary technologies by filing appropriate patent applications. We have approximately 16 U.S. and 8 foreign pending patent applications covering compositions of matter, novel lead scaffolds, drug discovery methods and assays, protein structures and elements of our high-throughput structure determination platform. We intend to continue to file patent applications on novel lead series and novel drug discovery methods, including FAST and novel assays to support our drug discovery platform. We also intend to file applications relating to novel proprietary protein structure determination technologies. We currently have two issued U.S. patents directed to aspects of our high-throughput structure determination platform.

Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, third parties may still obtain this information or we may be unable to protect our rights. Enforcing a claim that a third party illegally obtained and is using our trade secrets or unpatented know-how is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secret information. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how, and we would not be able to prevent their use.
      Patent Term Extension/Restoration
Once a product is approved, patent term extension/restoration may be available in major territories, including the United States, Europe and Japan, to compensate for time taken in review by regulatory agencies. Typically only one patent per product can be extended and we are considering our strategy for patent term extension/restoration in each territory to identify the optimal combination of breadth of coverage and length of term.

Third Party Intellectual Property
Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our collaborators are developing products. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or proprietary technologies may infringe.
We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and/or proprietary technologies infringe their intellectual property rights. If one of these patents was found to cover our product candidates, proprietary technologies or their uses, we or our collaborators could be required to pay damages and could be restricted from commercializing our product candidates or using our proprietary technologies unless we or they obtain a license to the patent. A license may not be available to us or our collaborators on acceptable terms, if at all. In addition, during litigation, the patent holder could obtain a preliminary injunction or other equitable right, which could prohibit us from making, using or selling our products, technologies or methods.
There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries generally. If a third party claims that we or our collaborators infringe its intellectual property rights, we may face a number of issues, including but not limited to:

•	infringement and other intellectual property claims which, with or without merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

•	substantial damages for infringement, including treble damages and attorneys’ fees, which we may have to pay if a court decides that the product or proprietary technology at issue infringes on or violates the third party’s rights;

•	a court prohibiting us from selling or licensing the product or using the proprietary technology unless the third party licenses its technology to us, which it is not required to do;

•	if a license is available from the third party, we may have to pay substantial royalties, fees and/or grant cross licenses to our technology; and

•	redesigning our products or processes so they do not infringe, which may not be possible or may require substantial funds and time.
We have not conducted an extensive search of patents issued to third parties, and no assurance can be given that such patents do not exist, have not been filed, or could not be filed or issued, which contain claims covering our products, technology or methods. Because of the number of patents issued and patent applications filed in our technical areas or fields, we believe there is a significant risk that third parties may allege they have patent rights encompassing our products, technology or methods.

Sales and Marketing
We currently have no marketing, sales or distribution capabilities. In order to commercialize any of our drug candidates, we must develop these capabilities internally or through collaborations with third parties. For Troxatyl and certain of our other product development programs, we intend to maintain all commercial rights in the United States and to build our own sales force to market these products. As there are only approximately 3,000 hematologist/oncologists and approximately 5,000 oncologists practicing in the United States, and a small number of opinion leaders significantly influence the types of drugs prescribed by this group, we believe that we can effectively reach hematology and oncology markets in the United States with a relatively small sales organization focused on these opinion leaders and other targeted physicians. For other programs, we have entered into, or intend to pursue, strategic collaborations to commercialize our product candidates.
Competition
We operate in highly competitive segments of the biotechnology and biopharmaceutical markets. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies, and private and public research institutions. There is also intense competition for fragment-based lead discovery collaborations. Many of our competitors have significantly greater financial, product development, manufacturing and marketing resources than us. Large pharmaceutical companies have extensive experience in clinical testing and obtaining regulatory approval for drugs. These companies also have significantly greater research capabilities than us. In addition, many universities and private and public research institutes are active in cancer research, some in direct competition with us. We also compete with these organizations to recruit scientists and clinical development personnel. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.
Each cancer indication for which we are developing products, other than Troxatyl for the third-line treatment of AML, has a number of established therapies with which our candidates will compete. Most major pharmaceutical companies and many biotechnology companies are aggressively pursuing new cancer development programs, including both therapies with traditional, as well as novel, mechanisms of action.
We are aware of competitive products and technologies in each of the markets we target. The competitive products include approved and marketed products as well as products in development. We expect Troxatyl, if approved for the treatment of AML, to compete with: cytarabine, a generic compound often known as Ara-C, which is also used in combination with the anthracycline agents daunorubicin, idarubicin, and mitoxantrone; Mylotarg marketed by Wyeth; and Clolartm (clofarabine), marketed by Genzyme Corporation in the United States and under regulatory review in the E.U. In addition, we are aware of a number of other potential competing products, including: cloretazine (VNP40101M), which is being developed by Vion Pharmaceuticals, Inc. and is currently in a Phase III clinical trial in AML patients; Zarnestra® (tipifarnib), under development by Johnson & Johnson Pharmaceutical Research and Development, LLC; Velcadetm (bortezomib), under development for this indication by Millennium Pharmaceuticals, Inc.; Avastintm (bevacizumab), under development for this indication by Genentech, Inc.; Vidaza® (azacitidine), marketed by Pharmion Corporation; and Dacogentm (decitabine), under development by MGI Pharma, Inc. and SuperGen, Inc. Numerous other potential competing products are in clinical treatment and preclinical development.
In each of our development programs addressing indications for which there are therapies available, we intend to complete clinical trials designed to evaluate the potential advantages of our drug candidates as compared to or in conjunction with the current standard of care. Key differentiating elements affecting the success of all of our drug candidates are likely to be their efficacy, safety and side-effect profile compared to commonly used therapies.
Significant competitors in the area of fragment-based drug discovery include Astex Therapeutics Limited, Plexxikon Inc., Evotec AG and Sunesis Pharmaceuticals, Inc. In addition, many large pharmaceutical companies are exploring the internal development of fragment-based drug discovery methods.

Government Regulation and Product Approvals
The clinical development, manufacturing and potential marketing of our products are subject to regulation by various authorities in the United States, the E.U., and other countries, including, in the United States, the FDA, and, in the E.U., the EMEA. The Federal Food, Drug, and Cosmetic Act, or FDC Act, and the Public Health Service Act in the United States, and numerous directives, regulations, local laws, and guidelines in the E.U. govern testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our products. Product development and approval within these regulatory frameworks takes a number of years, and involves the expenditure of substantial resources.
Regulatory approval will be required in all major markets in which we, or our licensors, seek to test our products in development. At a minimum, such approval requires evaluation of data relating to quality, safety and efficacy of a product for its proposed use. The specific types of data required and the regulations relating to these data differ depending on the territory, the drug involved, the proposed indication and the stage of development.
In general, new chemical entities are tested in animals to determine whether the product is reasonably safe for initial human testing. Clinical trials for new products are typically conducted in three sequential phases that may overlap. Phase I trials typically involve the initial introduction of the pharmaceutical into healthy human volunteers and the emphasis is on testing for safety, dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. In the case of serious or life-threatening diseases, such as AIDS and refractory cancer, initial Phase I trials are often conducted in patients directly, with preliminary exploration of potential efficacy. Phase II trials involve clinical trials to evaluate the effectiveness of the drug for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and risks associated with the drug. Phase II trials are typically closely monitored and conducted in a relatively small number of patients, usually involving no more than several hundred subjects. Phase III trials are generally expanded, well-controlled clinical trials. They are performed after preliminary evidence suggesting effectiveness of the drug has been obtained, and are intended to gather the additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the drug and to provide an adequate basis for physician labeling.
In the United States, specific preclinical data, chemical data and a proposed clinical study protocol, as described above, must be submitted to the FDA as part of an Investigational New Drug application, or IND, which, unless the FDA objects, will become effective 30 days following receipt by the FDA. Phase I trials may commence only after the IND application becomes effective. Prior regulatory approval for human healthy volunteer studies is also required in member states of the E.U. Currently, in each member state of the E.U., following successful completion of Phase I trials, data are submitted in summarized format to the applicable regulatory authority in the member state in respect of applications for the conduct of later Phase II trials. The regulatory authorities in the E.U. typically have between one and three months in which to raise any objections to the proposed clinical trial, and they often have the right to extend this review period at their discretion. In the United States, following completion of Phase I trials, further submissions to regulatory authorities are necessary in relation to Phase II and III trials to update the existing IND. Authorities may require additional data, before allowing the trials to commence and could demand discontinuation of studies at any time if there are significant safety issues. In addition to regulatory review, a clinical trial involving human subjects has to be approved by an independent body. The exact composition and responsibilities of this body differ from country to country. In the United States, for example, each clinical trial is conducted under the auspices of an Institutional Review Board at the institution at which the clinical trial is conducted. This board considers among other things, the design of the clinical trial, ethical factors, the safety of the human subjects and the possible liability risk for the institution. Equivalent rules apply in each member state of the E.U., where one or more independent ethics committees that typically operate similarly to an Institutional Review Board, will review the ethics of conducting the proposed research. Other authorities elsewhere in the world have slightly differing requirements involving both execution of clinical trials and import or export of pharmaceutical products. It is our responsibility to ensure that we conduct our business in accordance with the regulations of each relevant territory.

Information generated in this process is susceptible to varying interpretations that could delay, limit, or prevent regulatory approval at any stage of the approval process. Failure to demonstrate adequately the quality, safety and efficacy of a therapeutic drug under development would delay or prevent regulatory approval of the product. There can be no assurance that if clinical trials are completed, either we or our collaborative partners will submit applications for required authorizations to manufacture or market potential products, including a marketing authorization application or an NDA, or that any such application will be reviewed and approved by appropriate regulatory authorities in a timely manner, if at all.
In order to gain marketing approval, we must submit a dossier to the relevant authority for review, which is known in the United States as an NDA and in the E.U. as a marketing authorization application. The format is usually specified by each authority, although in general it will include information on the quality of the chemistry, manufacturing and pharmaceutical aspects of the product and non-clinical and clinical data. The FDA undertakes such reviews for the United States. In the E.U., there is, for many products, a choice of two different authorization routes: centralized and decentralized. Under the centralized route, one marketing authorization is granted for the entire E.U., while under the decentralized route a series of national marketing authorizations are granted. In the centralized system, applications are reviewed by members of the Committee for Medicinal Products for Human Use, on behalf of the EMEA. The EMEA will, based upon the review of the Committee for Medicinal Products for Human Use, provide an opinion to the European Commission on the safety, quality and efficacy of the product. The decision to grant or refuse an authorization is made by the European Commission. In circumstances where use of the centralized route is not mandatory, we can choose to use the decentralized route, in which case the application will be reviewed by each member state’s regulatory agency. If the regulatory agency grants the authorization, other member states’ regulatory authorities are asked to “mutually recognize” the authorization granted by the first member state’s regulatory agency. Approval can take several months to several years or be denied. The approval process can be affected by a number of factors. Additional studies or clinical trials may be requested during the review and may delay marketing approval and involve unbudgeted costs. Regulatory authorities may conduct inspections of relevant facilities and review manufacturing procedures, operating systems and personnel qualifications. In addition to obtaining approval for each product, in many cases each drug manufacturing facility must be approved. Further, inspections may occur over the life of the product. An inspection of the clinical investigation sites by a competent authority may be required as part of the regulatory approval procedure. As a condition of marketing approval, the regulatory agency may require post-marketing surveillance to monitor adverse effects, or other additional studies as deemed appropriate. After approval for the initial indication, further clinical studies are usually necessary to gain approval for additional indications. The terms of any approval, including labeling content, may be more restrictive than expected and could affect product marketability.
The FDA has implemented fast track programs to facilitate the development and expedite the review of drugs intended to treat serious and life-threatening conditions so that an approved product can reach the market expeditiously. The FDA’s fast track programs, as enacted by the 1997 FDAMA, further expanded the FDA’s existing programs to facilitate development of products for serious and life threatening diseases, from 21 C.F.R. Part 312 Sub-part E, 21 C.F.R. 314 Sub-part H and priority review. We were recently granted fast track designation of Troxatyl for the third-line treatment of AML patients and we may qualify for a six-month review period by the FDA. We anticipate that if full standard approval is granted under 21 C.F.R. Part 314 for this indication, that a post-approval commitment to complete the Phase II/III clinical trial with regard to overall survival, a secondary endpoint, would be required. The FDA may also require additional studies be conducted to further determine the safety and efficacy of Troxatyl in earlier stages of the disease or other leukemias.
The FDA offers an accelerated approval procedure for certain drugs under Subpart H of the agency’s NDA approval regulations and the fast track provisions of the FDC Act. Subpart H provides for accelerated NDA approval for new drugs intended to treat serious or life-threatening diseases, where the drugs provide a meaningful therapeutic advantage over existing treatment or show the potential to address unmet medical needs. Under this accelerated approval procedure, the FDA may approve a drug based on evidence from adequate and well-controlled studies of the drug’s effect on an additional endpoint that reasonably suggests clinical benefit, or on evidence of the drug’s effect on a clinical endpoint other than survival or irreversible morbidity. This approval is conditioned on favorable completion of trials to establish and define the degree of patient clinical benefits. These post-approval clinical trials, known as Phase IV trials, would usually be underway when a product obtains accelerated approval. If after approval, a Phase IV trial establishes that the drug does not perform as expected, or if post-approval restrictions are not adhered to or are not adequate to ensure safe use of the drug, or other evidence demonstrates that the product is not safe or effective under its conditions of use, the FDA may withdraw approval in an expedited manner. This accelerated approval procedure for expediting the clinical evaluation and approval of certain drugs may shorten the drug development process by as much as two to three years. The E.U. rules relating to marketing authorizations permit, in “exceptional circumstances,” the regulatory authorities to grant a marketing authorization where the applicant is not able to provide the usual comprehensive set of data relating to safety and efficacy because the targeted disease state is rarely encountered or because there is a lack of scientific knowledge about the disease, or because it would be unethical to collect such data. Marketing authorizations granted on an exceptional circumstances basis are normally subject to the holder fulfilling certain obligations, such as completion by the applicant of particular clinical studies. Depending on the results of our ongoing pivotal Phase II/III clinical trial of Troxatyl, we may seek to file an NDA for Troxatyl on the basis of this single study and may seek to obtain FDA review under the accelerated approval regulations.
In many markets outside of the United States, regulations exist that permit patients to gain access to unlicensed pharmaceuticals, particularly for severely ill patients where other treatment options are limited or non-existent. Generally, the supply of pharmaceuticals under these circumstances is termed “compassionate use” or “named patient” supply. In the E.U., each member state has developed its own system under an E.U. directive that permits exemptions from traditional pharmaceutical regulation of “medicinal products supplied in response to a bona fide unsolicited order, formulated in accordance with specifications of an authorized health care professional, and for use by his individual patients on his direct personal responsibility.” Essentially, two systems operate among E.U. member states: approval can be given for “cohort” supply, meaning more than one patient can be supplied in accordance with an agreed treatment protocol; or, alternatively, as is the case in the majority of E.U. member states, supply is provided on an individual patient basis. Some countries, such as France, have developed other systems, where a Temporary Authorization of Use, involves a thorough review and approval by the regulator of a regulatory data package. In France, the company then receives an approval to supply. All E.U. member states require assurance of the quality of the product, which is usually achieved by provision of current good manufacturing practice, or cGMP, certification. In the majority of markets, the prescribing physician is responsible for use for the product and in some countries the physician in conjunction with the pharmacist must request regulator approval to use the unlicensed pharmaceutical. Outside of the E.U., many countries have developed named patient systems, similar to those prevalent in Europe. The United States and the E.U. may grant orphan drug designation to drugs intended to treat a “rare disease or condition,” which, in the United States, is generally a disease or condition that affects fewer than 200,000 individuals nationwide. In the E.U., orphan drug designation can be granted if:

•	the disease affects no more than 50 in 100,000 persons in the E.U. or the drug is intended for a life-threatening, seriously debilitating, or serious and chronic condition;

•	without incentive it is unlikely that the drug would generate sufficient return to justify the necessary investment; and

•	no satisfactory method of treatment for the condition exists or, if it does, the new drug will provide a significant benefit to those affected by the condition.
If a product that has an orphan drug designation subsequently receives the first regulatory approval for the indication for which it has such designation, the product is entitled to orphan exclusivity, meaning that the applicable regulatory authority may not approve any other applications to market the same drug for the same indication, except in certain very limited circumstances, for a period of seven years in the United States, and ten years in the E.U. Orphan drug designation does not prevent competitors from developing or marketing different drugs for an orphan indication or the same drug for a different indication. Orphan drug designation must be requested before submitting an NDA or marketing authorization application. After orphan drug designation is granted, the identity of the therapeutic agent and its designated orphan indication are publicly disclosed. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process. The use of Troxatyl in the treatment of AML has been granted orphan drug status in the United States and similar protection is being sought in Europe.
Holders of an approved NDA are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain requirements concerning advertising and promotional labeling for their products. Moreover, quality control and manufacturing procedures must continue to conform to cGMP after approval, and the FDA periodically inspects manufacturing facilities to assess cGMP compliance. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. We continue to rely upon third party manufacturers to produce our products. We cannot be sure that those manufacturers will remain in compliance with applicable regulations, or that future FDA inspections will not identify compliance issues at the facilities of our contract manufacturers that may disrupt production or distribution, or require substantial resources to correct.
For both currently marketed and future products, failure to comply with applicable regulatory requirements after obtaining regulatory approval can, among other things, result in suspension of regulatory approval, and possible civil and criminal sanctions. Renewals in Europe may require additional data, which may result in a license being withdrawn. In the United States and the E.U., regulators have the authority to revoke, suspend or withdraw approvals of previously approved products, to prevent companies and individuals from participating in the drug-approval process, to request recalls, to seize violative products, to obtain injunctions to close manufacturing plants not operating in conformity with regulatory requirements and to stop shipments of violative products. In addition, changes in regulation could harm our financial condition and results of operation.
Legal Proceedings
We are not currently involved in any material legal proceedings. We may be subject to various claims and legal actions arising in the ordinary course of business from time to time.
Facilities
We lease approximately 60,568 square feet of laboratory and office space in San Diego, California under two lease agreements that terminate in June 2007 and a third lease agreement that terminates in September 2008. We also sublease to a third party approximately 10,000 square feet of laboratory and office space in San Diego, California under a sublease that terminates in September 2006. We believe that our facilities will adequately meet our present research and development needs.
Employees
As of December 31, 2005, we had 112 employees, including 37 who hold Ph.D. or M.D. degrees. We had 89 employees engaged in research and development, and our remaining employees are management or administrative staff. None of our employees is subject to a collective bargaining agreement. We believe that we have good relations with our employees.

Management
Executive Officers, Directors and Key Employees
The following table sets forth information regarding our executive officers, key employees and directors as of December 31, 2005:

Name	Age	Position

Executive Officers and Directors
Michael Grey	53	President, Chief Executive Officer and Director
Stephen K. Burley, M.D., D.Phil.	48	Chief Scientific Officer and Senior Vice President, Research
W. Todd Myers, C.P.A.	38	Chief Financial Officer
Annette North, Esq.	40	Vice President, Legal Affairs and Corporate Secretary
Siegfried Reich, Ph.D.(4)	46	Vice President, Drug Discovery
Christopher S. Henney, Ph.D., D.Sc.(1)(2)	64	Director and Chairman
Louis C. Bock(3)	40	Director
Karin Eastham, C.P.A.(1)(3)	56	Director
Jean-François Formela, M.D.(2)(3)	49	Director
Vijay Lathi(1)	33	Director
Stelios Papadopoulos, Ph.D.(2)	57	Director
Key Employees
Peter Myers, Ph.D.(5)	62	Vice President, Drug Discovery
Sean McCarthy, D.Phil.	38	Vice President, Business Development

(1)	Member of the audit committee.

(2)	Member of the corporate governance and nominating committee.

(3)	Member of the compensation committee.

(4)	Dr. Reich has agreed to join us in February 2006 as our Vice President of Drug Discovery.

(5)	Dr. Myers will transition from his current position as our Vice President of Drug Discovery in February 2006 and leave us as an employee in mid-2006.

Executive Officers and Directors
Michael Grey, joined us in September 2001 as our Executive Vice President and Chief Business Officer and as a member of our board of directors. He became our President in June 2003 and our Chief Executive Officer in January 2005. Prior to joining us, Mr. Grey served as a director of Trega Biosciences, Inc., a biopharmaceutical company acquired by Lion bioscience AG in 2001, from December 1998 to March 2001. He was also the President and Chief Executive Officer of Trega from January 1999 to March 2001. Prior to joining Trega, Mr. Grey was the President of BioChem Therapeutic, Inc., the pharmaceutical operating division of BioChem Pharma Inc., from 1994 to 1998. In that role, he was responsible for all company operations including research, development, sales and marketing, finance and human resources. During 1994, Mr. Grey was the President and Chief Operating Officer for Ansan, Inc. From 1974 to 1993, Mr. Grey served in various roles with Glaxo Inc. and Glaxo Holdings, plc, culminating in his position as Vice President, Corporate Development. Mr. Grey serves as a director of Achillion Pharmaceuticals, Inc., IDM Pharma, Inc. (formerly known as Epimmune Inc.) and Biomarin Pharmaceutical, Inc. Mr. Grey received a B.Sc. in Chemistry from the University of Nottingham, United Kingdom.
Stephen K. Burley, M.D., D.Phil., joined us in February 2002 as our Chief Scientific Officer and Senior Vice President, Research. Dr. Burley has been an Adjunct Professor at The Rockefeller University since February 2002, where he was also the Richard M. and Isabel P. Furlaud Professor from June 1997 to January 2002. He was an Investigator at the Howard Hughes Medical Institute from September 1994 to January 2002. He was previously the Principal Investigator of the New York Structural Genomics Research Consortium. Dr. Burley is a Fellow of the Royal Society of Canada and of the New York Academy of Sciences. His research focused on the macromolecular machines responsible for mRNA transcription, splicing and translation in eukaryotes and on the problem of antibiotic resistance. Dr. Burley received an M.D. degree from Harvard Medical School and, as a Rhodes Scholar, he received a D.Phil. in Molecular Biophysics from Oxford University. His clinical training combined a residency in Internal Medicine at the Brigham and Women’s Hospital with postdoctoral work in protein crystallography under the direction of William N. Lipscomb at Harvard University. He received a B.Sc. in Physics from the University of Western Ontario. In 1999, Dr. Burley co-founded Prospect Genomics, Inc., a San Francisco-based drug discovery company that we acquired in May 2001.
W. Todd Myers, C.P.A., joined us as our Chief Financial Officer in December 2005. Prior to joining us, Mr. Myers provided senior-level financial consulting services to publicly traded and privately held life science companies from October 2004 to December 2005. From March 2000 to June 2004, Mr. Myers was Chief Financial Officer, Secretary and Treasurer of FeRx Incorporated, a clinical development stage company dedicated to the development of oncology products based on a patented drug-delivery technology. In June 2004, FeRx Incorporated filed for protection under Chapter 7 of the bankruptcy code. From June 1997 to February 2000, he was Director of Finance at CombiChem, Inc., a publicly traded computational drug discovery company that was acquired by DuPont in 1999. Mr. Myers has also held positions with Premier Inc., a national consortium of health care providers, and with Ernst & Young, LLP. Mr. Myers received his B.S. in Accounting from the University of Illinois.
Annette North, Esq., joined us in November 2000 as our Corporate Counsel and was appointed Vice President, Legal Affairs in January 2004. Prior to joining us, she was Senior Director of Operations and Legal at Axys Pharmaceuticals, Inc., a small molecule drug discovery company, from 1998 to 1999 and Legal Counsel and Director of Legal Affairs at Sequana Therapeutics, Inc., a biotechnology company, from 1995 to 1998. From 1991 to 1994, Ms. North was employed by Nabarro Nathanson plc, a national law firm in London, England, focusing primarily on commercial litigation, and from 1989 to 1990 she worked at Corrs, Chambers, Westgarth, a national law firm in Melbourne, Australia. She is a member of the State Bar of California, a Solicitor of the Supreme Court of England and Wales and a Barrister and Solicitor of the Supreme Court of Victoria, Australia. Ms. North received both her Bachelor of Commerce and her Bachelor of Laws from the University of Melbourne, Australia.
Siegfried Reich, Ph.D., has agreed to join us in February 2006 as Vice President of Drug Discovery. Prior to joining us, from 2001 to December 2005, Dr. Reich was Vice President, Head of Viral and Ophthalmic Diseases Therapeutic Zone in Discovery at Pfizer, Inc. (Global Research and Development, La Jolla), overseeing the development of multiple clinical candidates in antivirals and ophthalmology. Prior to that, Dr. Reich held the position of Director, Head of Medicinal Chemistry at Agouron Pharmaceuticals, Inc., from 1997 to 2001 (through its acquisitions by Warner Lambert and Warner Lambert’s subsequent acquisition by Pfizer, Inc.). He began work at Agouron as a research scientist in 1988, and served as a project chemist and co-project leader of the HIV Protease Project, which identified Viracept®, Agouron’s first approved drug for the treatment of AIDS, for which he is also an inventor. Dr. Reich received his B.S. in Chemistry in 1982 from San Diego State University and his Ph.D. in Chemistry in 1986 from the University of California, Irvine.
Christopher S. Henney, Ph.D., D.Sc., became our Chairman in December 2003 and has served as a member of our board of directors since May 2000. From 1995 to January 2003, he served as the Chairman and Chief Executive Officer of Dendreon Corporation, a publicly held biotechnology company. Dr. Henney co-founded ICOS Corporation, another publicly held biotechnology company, where he served as Executive Vice President, Scientific Director and a director from 1989 to 1995. He also co-founded Immunex Corporation, which was a publicly held biotechnology company until its acquisition by Amgen Corporation in May 2002, where he held various positions, including Director, Vice Chairman and Scientific Director from 1981 to 1989. Dr. Henney is also a former academic immunologist. He currently serves as chairman of Xcyte Therapies, Inc., and as a director of Biomira, Inc. and Bionomics Ltd. Dr. Henney received a D.Sc. for his contributions to Immunology, a Ph.D. in Experimental Pathology and a B.Sc. with Honors, from the University of Birmingham, United Kingdom.
Louis C. Bock has served as a member of our board of directors since September 2000. Mr. Bock is a Managing Director of BA Venture Partners, a venture capital firm. Mr. Bock joined BA Venture Partners in September 1997 from Gilead Sciences, Inc., a biopharmaceutical company, where he held positions in research, project management, business development and sales from September 1989 to September 1997. Prior to Gilead, he was a research associate at Genentech, Inc. from November 1987 to September 1989. He currently serves as a director of Ascenta Therapeutics, Cellective Therapeutics, Inc., diaDexus Inc., Orexigen Therapeutics and Somaxon Pharmaceuticals, Inc. and is responsible for BA Venture Partners’ investments in Dynavax Technologies, Seattle Genetics and Prestwick Pharmaceuticals. Mr. Bock received his B.S. in Biology from California State University, Chico and an M.B.A. from California State University, San Francisco.
Karin Eastham, C.P.A., has served as a member of our board of directors since August 2005. Since May 2004, Ms. Eastham has been Executive Vice President, Chief Operating Officer and a member of the board of trustees of The Burnham Institute, an independent not-for-profit biomedical research institution. Prior to joining The Burnham Institute, Ms. Eastham was senior Vice President and Chief Financial Officer of Diversa Corporation from April 1999 to May 2004. She previously held similar positions with CombiChem, Inc., Cytel Corporation, and Boehringer Mannheim Corporation. She also serves as a director of Illumina, Inc., Tercica, Inc. and Amylin Pharmaceuticals, Inc., public biotechnology companies, Cyntellect, Inc., a private biotechnology company, as well as UCSD Athena. Ms. Eastham received B.S. and M.B.A. degrees from Indiana University and is a Certified Public Accountant.
Jean-François Formela, M.D., is a Senior Partner in the life sciences sector for Atlas Venture, a venture capital firm, and has served as a member of our board of directors since June 1999. Prior to joining Atlas Venture in 1993, Dr. Formela was Senior Director, Medical Marketing and Scientific Affairs at Schering-Plough Corporation in the United States. During his tenure at Schering-Plough, he was responsible for the marketing of Intron A, Schering-Plough’s alpha-interferon. In his last position at Schering-Plough, he directed the U.S. Phase IV studies in all therapeutic areas, as well as the health economics, medical information, and biotechnology pre-marketing groups. As a medical doctor, Dr. Formela practiced emergency medicine at Necker University hospital in Paris. Since joining Atlas Venture, he has been involved in the formation of companies such as ArQule, Inc., MorphoSys, Exelixis, Inc., deCODE genetics, Inc., Nuvelo, Inc., Cellzome AG, Archemix Corp. and Aureon Biosciences Corporation. Dr. Formela currently serves as a director of Achillion Pharmaceuticals, Inc., Cellzome Inc., Compound Therapeutics, NxStage Medical, Inc. and Phylogix, Inc. He holds an M.D. degree from the Paris University School of Medicine and an M.B.A. from Columbia University.
Vijay Lathi has served as a member of our board of directors since May 2002. Mr. Lathi is a Managing Director at New Leaf Venture Partners, a venture capital firm focused on healthcare technology investments, which also manages the healthcare portfolio of funds invested by The Sprout Group. Prior to his position at New Leaf Venture Partners, Mr. Lathi was a Partner at The Sprout Group, where he focused on healthcare technology investments. Before joining the Sprout Group in 1998, Mr. Lathi was an analyst in the life science venture capital group at Robertson Stephens and Co. Prior to Robertson Stephens and Co., he was an analyst with Cornerstone Research, an economic consulting firm. Mr. Lathi currently serves as a director of Kalypsys, Inc., Labcyte, Inc., Illypsa, Focus Technologies, Inc. and Expression Diagnostics Inc. He received a B.S. in Chemical Engineering from M.I.T. and an M.S. in Chemical Engineering from Stanford University.
Stelios Papadopoulos, Ph.D., has served as a member of our board of directors since July 2001. Dr. Papadopoulos is a Vice Chairman of SG Cowen in the investment banking division focusing on the biotechnology and pharmaceutical sectors. Prior to joining SG Cowen in February 2000, he spent 13 years as an investment banker at PaineWebber, where he was most recently Chairman of PaineWebber Development Corp., a PaineWebber subsidiary focusing on biotechnology. He joined PaineWebber in April 1987 from Drexel Burnham Lambert where he was a vice president in the Equity Research Department covering the biotechnology industry. Prior to Drexel, he was a biotechnology analyst at Donaldson, Lufkin & Jenrette. Before coming to Wall Street in 1985, Dr. Papadopoulos was on the faculty of the Department of Cell Biology at New York University Medical Center. He continues his affiliation with NYU Medical Center as an Adjunct Associate Professor of Cell Biology. Dr. Papadopoulos is a co-founder and Chairman of the Board of Exelixis, Inc., and he is a co-founder and director of Cellzome Inc. and Anadys Pharmaceuticals, Inc. He also serves as a director of GenVec, Inc. and BG Medicine, Inc. Dr. Papadopoulos holds a Ph.D. in Biophysics and an M.B.A. in Finance, both from New York University.
Key Employees
Peter Myers, Ph.D., joined us as Vice President, Drug Discovery in January 2005 and will leave us as an employee in mid-2006. From May 2003 to January 2005, he has served as a consultant to various life sciences companies. From June 2002 to May 2003, Dr. Myers was Chief Executive Officer of Libraria, Inc. (now Eidogen-Sertanty), a drug discovery technology and development company. From February 2002 to May 2002, Dr. Myers served as Executive Vice President and Site Director of Deltagen Research Laboratories, formerly BMS/ DuPont Pharmaceuticals Research Laboratories, a provider of drug discovery tools and services to the biopharmaceutical industry. From November 1999 to February 2002, he served as the Chief Operating Officer/ Chief Scientific Officer of CombiChem, Inc., a biotechnology company that was acquired by DuPont in 1999. Dr. Myers also served as Vice President of Drug Discovery and Development at Onyx Pharmaceuticals, Inc. and Vice President of Chemistry Research at the Glaxo Research Institute in Research Triangle, North Carolina, where he served as Worldwide Therapeutic Head for all of Glaxo’s Inflammation Research and Deputy Chairman for Cancer Research from 1991 to 1992, and in 1993 assumed worldwide responsibility for Glaxo’s new therapeutic area of metabolic diseases (diabetes, osteoporosis and obesity). He previously served as Director of Medicinal Chemistry for Glaxo Group Research in the UK, and Director of Chemistry at G.D. Searle & Co. Ltd. in the United Kingdom. Dr. Myers also serves as the Chairman of the Queensland Biocapital Fund Science Advisory Board. Dr. Myers obtained both his B.Sc. in Chemistry and Ph.D. in Organic Chemistry from the University of Leeds, United Kingdom. Dr. Myers has committed approximately fifty percent of his time to us through mid-2006.
Sean McCarthy, D.Phil, joined us in 2000 as Director of Business Development, and currently serves as our Vice President of Business Development. Prior to joining us, Dr. McCarthy was a senior scientist and program director at Millennium Pharmaceuticals, Inc., a biopharmaceutical company, where he managed biotherapeutic programs for the company. Prior to that, he was a post-doctoral research fellow at DNAX Research Institute, where he analyzed oncogene-related gene expression. He received a D.Phil. from St. Johns College, University of Oxford, United Kingdom and a B.Sc. in Biochemistry and Pharmacology from Kings College, University of London, United Kingdom.
Board Composition
Our business and affairs are organized under the direction of our board of directors, which currently consists of seven members. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling and direction to our management. Our board of directors meets on a regular basis and additionally as required. Written board materials are distributed in advance of meetings as a general rule, and our board of directors schedules meetings with and presentations from members of our senior management on a regular basis and as required.
Our board of directors has determined that six of our seven directors, Drs. Henney, Formela and Papadopoulos, Messrs. Bock and Lathi, and Ms. Eastham are independent directors, as defined by Rule 4200(a)(15) of the National Association of Securities Dealers.

Effective upon the completion of this offering, we will divide our board of directors into three classes, as follows:

•	Class I, which will consist of Messrs. Bock, Grey and Lathi and whose term will expire at our first annual meeting of stockholders to be held following the completion of this offering;

•	Class II, which will consist of Ms. Eastham and Dr. Formela, and whose term will expire at our second annual meeting of stockholders to be held following the completion of this offering; and

•	Class III, which will consist of Drs. Papadopoulos and Henney, and whose term will expire at our third annual meeting of stockholders to be held following the completion of this offering.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms then expire will serve until the third annual meeting following their election and until their successors are duly elected and qualified. The authorized size of our board is currently seven members. The authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Our directors may be removed for cause by the affirmative vote of the holders of at least 66 2/3% of our voting stock.
Board Committees
Our board of directors has an audit committee, a compensation committee and a corporate governance and nominating committee.
     Audit Committee
Our audit committee consists of Ms. Eastham, Dr. Henney and Mr. Lathi. Ms. Eastham chairs the audit committee. The functions of this committee include, among other things:

•	evaluating the performance and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

•	reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

•	monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

•	reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls;

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members, including compliance of the audit committee with its charter.
We have appointed Ms. Eastham as our audit committee financial expert. Both our independent auditors and management periodically meet with our audit committee.

Compensation Committee
Our compensation committee consists of Mr. Bock, Ms. Eastham and Dr. Formela. Dr. Formela chairs the compensation committee. The functions of this committee include, among other things:

•	evaluating and recommending to our board of directors the compensation and other terms of employment of our executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;

•	evaluating and recommending to our board of directors the type and amount of compensation to be paid or awarded to board members;

•	evaluating and recommending to our board of directors the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

•	administering our equity incentive plans;

•	establishing policies with respect to equity compensation arrangements;

•	reviewing and approving the terms of any employment agreements, severance arrangements, change-in-control protections and any other compensatory arrangements for our executive officers; and

•	reviewing and evaluating, at least annually, the performance of the compensation committee.

Corporate Governance and Nominating Committee
Our corporate governance and nominating committee consists of Drs. Formela, Henney and Papadopoulos. Dr. Papadopoulos chairs the corporate governance and nominating committee. The functions of this committee include, among other things:

•	developing and maintaining a current list of the functional needs and qualifications of members of our board of directors;

•	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

•	interviewing, evaluating, nominating and recommending individuals for membership on our board of directors;

•	evaluating nominations by stockholders of candidates for election to our board;

•	considering and assessing the independence of members of our board of directors;

•	developing, reviewing and amending a set of corporate governance policies and principles, including a code of ethics;

•	considering questions of possible conflicts of interest of directors as such questions arise;

•	recommending to our board of directors the establishment of such special committees as may be desirable or necessary from time to time in order to address ethical, legal, business or other matters that may arise; and

•	evaluating at least annually, the performance of the nominating and corporate governance committee.
Compensation Committee Interlocks and Insider Participation
No member of our compensation committee has ever been an executive officer or employee of ours. None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation
In January 2004, we entered into an agreement with Dr. Henney, under which we agreed to pay Dr. Henney $60,000 per year in consideration for his services as chairman of our board of directors. In addition, in December 2003, we granted Dr. Henney a stock option under our 2000 equity incentive plan to purchase 7,587 shares of our common stock. In May 2005, Dr. Henney was granted a restricted stock award under our 2000 equity incentive plan of 70,000 shares of our common stock. Twenty-five percent of the shares subject to the award were immediately vested as of the date of grant and the remaining shares subject to the award vest in equal monthly installments over the following two years. In May 2005, Dr. Henney was also paid a cash bonus of $60,000 for his service as chairman of our board of directors.
In April 2001, we entered into a non-employee director agreement with Dr. Papadopoulos under which we agreed to pay Dr. Papadopoulos $8,000 per year in consideration for his services as a member of our board of directors, granted him stock options under our 2000 equity incentive plan to purchase 11,380 shares of our common stock at an exercise price of $13.44 per share, and, subject to stockholder approval, offered him the opportunity to purchase 6,322 shares of our then outstanding preferred stock at a “split adjusted” purchase price of $133.64 per share. Dr. Papadopoulos did not purchase any shares of preferred stock pursuant to this agreement. Under the terms of a 2003 amendment to this agreement, we agreed to raise the per year consideration for Dr. Papadopoulos’ services as a member of our board of directors from $8,000 to $10,000, commencing in the fourth quarter of 2003, and also agreed to pay him $2,000 per year in consideration for his services as a member of our audit committee. In October 2005, we agreed to pay Dr. Papadopoulos an annual retainer of $25,000 for his service as a member of our board of directors, in lieu of his prior retainer for service to our board. In October 2005, we also granted Dr. Papadopoulos a stock option under our 2000 equity incentive plan to purchase 12,500 shares of our common stock at an exercise price of $1.00 per share. The option vests in equal monthly installments over three years.
In August 2005, Ms. Eastham was granted a stock option under our 2000 equity incentive plan to purchase 12,500 shares of our common stock at an exercise price of $1.00 per share. The option vests in equal monthly installments over three years. Ms. Eastham early exercised this stock option in September 2005. We have agreed to pay Ms. Eastham an annual retainer of $25,000 for her service as a member of our board of directors and $15,000 for her service as the chair of our audit committee.
Other than with respect to Dr. Henney, Dr. Papadopoulos and Ms. Eastham, we have not provided cash compensation to directors for their services as directors or members of committees of the board of directors. However, following the completion of this offering, we intend to provide cash compensation in the form of an annual retainer for our chairman of the board and for each other non-employee director, as well as for the chairman of our audit committee and for the other members of our audit committee and other committee members. The amount of this compensation will be determined by our board of directors prior to or following the completion of this offering. We have reimbursed and will continue to reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.
Effective upon the completion of this offering, we will adopt our 2005 non-employee directors’ stock option plan to provide for the automatic grant of options to purchase shares of common stock to our non-employee directors. In addition, following the completion of this offering, all of our directors will be eligible to participate in our 2005 equity incentive plan and our employee directors will be eligible to participate in our 2005 employee stock purchase plan. For a more detailed description of these plans, see “Employee Benefit Plans.”
Executive Compensation
The following table provides information regarding the compensation earned during the fiscal years ended December 31, 2004 and 2005 by our chief executive officer and each of our other executive officers whose combined salary and bonus exceeded $100,000 during that fiscal year. We refer to our chief executive officer and these other executive officers as our “named executive officers” elsewhere in this prospectus.
Summary Compensation Table (1)

				Long-Term
				Compensation
		Annual Compensation
				Securities Underlying
Name and Principal Position(s)	Year	Salary	Bonus(2)	Options		All Other Compensation

Michael Grey	2005	$348,682	–	363,863		–
President, Chief Executive Officer and Member of the Board of Directors	2004	$332,308	$37,700	2,383	(3)	$81,893	(4)
Stephen K. Burley	2005	$324,000	$100,000	175,000		–
Chief Scientific Officer and Senior Vice President, Research	2004	$311,539	$31,688	2,003	(3)	–
Annette North	2005	$202,500	–	50,000		–
Vice President, Legal Affairs and Corporate Secretary	2004	$194,470	$11,780	744	(3)	$3,836	(7)
W. Todd Myers	2005	$8,654	–	–		–
Chief Financial Officer(5)	2004	–	–	–		–
Herbert Mutter	2005	$106,434	–	12,500		$45,926	(7)
Former Chief Financial Officer(6)	2004	$232,201	$18,168	1,148	(3)	$9,050	(4)

(1)	In accordance with the rules of the SEC, the compensation described in this table does not include medical, group life insurance or other benefits which are generally available to all of our salaried employees and certain perquisites and other personal benefits received by a named executive officer which do not exceed the lesser of $50,000 or 10% of that named executive officer’s salary and bonus disclosed in this table.

(2)	Bonuses paid in 2004 were earned by the respective named executive officer in 2003. Amounts reflect the cash portion of the bonuses awarded to the named executive officers in 2004. The named executive officers were also granted fully vested stock options at an exercise price of $3.96 per share. The stock options were fully vested as of the date of grant. See note (3) below.

(3)	Amounts reflect stock options granted in 2004 for performance in 2003. The stock options were fully vested as of the date of grant.

(4)	Represents forgiveness of indebtedness income as discussed under the heading “Note Settlement Agreements” below.

(5)	Mr. Myers joined us as our Chief Financial Officer in December 2005.

(6)	Mr. Mutter resigned as our Chief Financial Officer in May 2005.

(7)	Represents $32,926 for unused vacation and $13,000 for consulting services paid in September 2005.

Stock Option Grants in Last Fiscal Year
In February 2000, our board of directors adopted our 2000 equity incentive plan. All options granted prior to the closing of this offering are and will continue to be governed by the terms of the 2000 equity incentive plan. For the fiscal year ended December 31, 2005, we granted stock options to purchase a total of 1,396,627 shares of our common stock, with a weighted average exercise price of $1.00 per share, to our employees, including grants to our named executive officers. Under the terms of our 2005 equity incentive plan, any options to purchase shares of our common stock granted under our 2000 equity incentive plan that expire or are otherwise terminated in accordance with the terms of the 2000 equity incentive plan shall be added to the option pool for our 2005 equity incentive plan and become available for future grant under the 2005 equity incentive plan. Options granted under our 2000 equity incentive plan generally expire ten years from the date of grant. See “—Employee Benefits Plans—2000 Equity Incentive Plan.”

All options granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code of 1986, as amended. The exercise price per share of each option granted to our named executive officers was equal to the fair market value of our common stock as determined by our board of directors on the date of the grant. In determining the fair market value of our common stock granted on the grant date, our board of directors considered many factors, including:

•	the rate of progress and cost of our clinical trials and other research and development activities;

•	the terms of our collaborative, licensing and other arrangements;

•	the fact that our options involved illiquid securities in a non-public company;

•	prices of preferred stock issued by us to outside investors in arm’s-length transactions;

•	the senior rights, preferences and privileges of our preferred stock over our common stock; and

•	the likelihood that our common stock would become liquid through an initial public offering, an acquisition of us or another event.
The following table provides information regarding grants of options under our 2000 equity incentive plan to purchase shares of our common stock made to our named executive officers during the fiscal year ended December 31, 2005. No stock appreciation rights covering our common stock were granted to our named executive officers in 2005.

	Individual Grants(1)

		% of Total
		Options			Potential Realizable Value at
	Number of	Granted to			Assumed Annual Rates of
	Securities	Employees in			Stock Price Appreciation for
	Underlying	the Year Ended			Option Term(2)
	Options	December 31,	Exercise or Base	Expiration
Name	Granted	2005(1)	Price ($/Sh)	Date	5%	10%

Michael Grey	363,863	26.1%	1.00	5/12/2015	$6,526,682	$10,281,711
Stephen K. Burley	175,000	12.5%	1.00	5/12/2015	$3,139,010	$4,944,992
Annette North	50,000	3.6%	1.00	5/12/2015	$896,860	$1,412,855
W. Todd Myers(3)	–	–	–	–	–	–
Herbert Mutter(4)	12,500	0.9%	1.00	5/12/2015	$224,215	$353,214

(1)	Based on 1,396,627 stock options granted to employees during the fiscal year ended December 31, 2005 under our 2000 equity incentive plan, including grants to executive officers.

(2)	Potential realizable values are computed by (a) multiplying the number of shares of common stock subject to a given option by an assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus), (b) assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire term of the option and (c) subtracting from that result the aggregate option exercise price. The 5% and 10% assumed annual rates of stock price appreciation are mandated by the rules of the SEC and do not represent our estimate or projection of future common stock prices.

(3)	Mr. Myers joined us as our Chief Financial Officer in December 2005.

(4)	Mr. Mutter resigned from his position as our Chief Financial Officer in May 2005.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
The following table provides information concerning the unexercised options held as of December 31, 2005, by each of our named executive officers.

			Number of Securities		Value of Unexercised In-the-
			Underlying Unexercised		Money Options at Fiscal
	Shares		Options at Fiscal Year-End		Year-End(1)
	Acquired on
Name	Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Michael Grey	100,000	$1,100,000	49,573	221,731	$503,478	$2,418,174
Stephen K. Burley	50,000	$550,000	58,066	106,943	$292,418	$1,163,030
Annette North	–	–	24,227	30,625	$223,683	$332,299
W. Todd Myers	–	–	–	–	$–	$–
Herbert Mutter	12,500	$137,500	–	–	$–	$–

(1)	The value of an unexercised in-the-money option as of December 31, 2005 and the value realized are each equal to the excess of an assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus) over the exercise price for the option, multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction.
Employment, Termination of Employment and Change-in-Control Arrangements

Employment Agreements
We currently have employment agreements with Mr. Grey, our President and Chief Executive Officer, and Dr. Burley, our Chief Scientific Officer and Senior Vice President of Research. We also have letter agreements with Mr. Myers, our Chief Financial Officer, and Dr. Reich, our future Vice President of Drug Discovery, relating to their employment.
In September 2001, we entered into an employment agreement with Mr. Grey, which was most recently amended and restated effective January 1, 2005. This agreement expires on January 1, 2006, but is renewable automatically for successive one-year periods unless terminated by the parties.
The initial employment agreement set forth Mr. Grey’s base salary at $300,000 per year, subject to adjustment at his annual review, and an annual cash bonus equal to 30% of his base salary, or $90,000, payable at the discretion of our board of directors. The agreement entitles Mr. Grey to receive all customary and usual fringe benefits provided to our other executives. Mr. Grey is entitled to be reimbursed for all out-of-pocket business expenses incurred on our behalf and to participate in our incentive compensation bonus plan, the terms, amount and payment of which are determined at our discretion. Pursuant to the agreement, in May 2005, Mr. Grey was granted options to purchase an aggregate of 363,863 shares of our common shares at an exercise price of $1.00 per share, the fair market value of our common stock on the date of grant. Twenty-five percent of the shares subject to such stock options were fully vested as of the date of grant and the remaining shares subject to such options vest over three years in equal monthly installments, subject to acceleration of vesting under certain circumstances described in Mr. Grey’s employment agreement.
The agreement provides that we may terminate Mr. Grey’s employment at any time for cause and upon 30 days’ written notice without cause (as defined in the agreement). Similarly, Mr. Grey may voluntarily resign at any time on 30 days’ written notice. If we terminate his employment or he resigns, he is entitled to receive any unpaid prorated base salary along with all benefits and expense reimbursements to which he is entitled by virtue of his past employment with us. In addition, if Mr. Grey is terminated without cause, he is also entitled to a severance payment equal to 12 months of his base salary then in effect and the vesting of any of his outstanding stock options will be accelerated by 12 months (24 months if such termination occurs within one year of a change in control), provided he executes a waiver and general release in favor of us, agrees to consult for us for a period of up to 60 days with no further compensation and complies with any provisions of the agreement that survive termination.

In January 2002, we entered into an employment agreement with Dr. Burley, our Senior Vice President of Research and Chief Scientific Officer. The term of this agreement was for three years, but renews automatically for successive one-year periods unless terminated by the parties.
The employment agreement sets forth Dr. Burley’s initial base salary of $300,000 per year, subject to adjustment at his annual review, and an annual cash bonus equal to 30% of his base salary, or $90,000 in one year, provided that he meets certain eligibility and performance objectives. The agreement entitles Dr. Burley to receive all customary and usual fringe benefits provided to our other executives. Dr. Burley is entitled to be reimbursed for all out-of-pocket business expenses incurred on our behalf and to participate in our incentive compensation bonus plan, the terms, amount and payment of which are determined at our discretion. Pursuant to the agreement, in January 2002, Dr. Burley received a one time up front signing bonus of $100,000 and relocation benefits related to his relocation to San Diego, California. In addition, pursuant to the agreement, in January 2002, Dr. Burley was granted options to purchase an aggregate of 12,645 shares of our common stock at an exercise price of $13.44 per share, the fair market value of our common stock on the date of grant. Options to purchase 3,161 shares vested on the one-year anniversary of the date of grant with options to purchase 9,484 vesting in equal monthly installments over the three years thereafter.
The agreement provides that we may terminate Dr. Burley’s employment at any time for cause and upon 30 days’ written notice without cause (as defined in the agreement). Similarly, Dr. Burley may voluntarily resign at any time on 30 days’ written notice. If we terminate his employment or he resigns, he is entitled to receive any unpaid prorated base salary along with all benefits and expense reimbursements to which he is entitled by virtue of his past employment with us. In addition, if Dr. Burley is terminated without cause (or, within one year of a change in control, he resigns because we have substantially changed his duties or responsibilities which existed prior to the change in control), he is also entitled to a severance payment equal to 12 months of his base salary then in effect (including continuation of his benefits in accordance with our regular payroll deductions) and the vesting of any of his outstanding stock options will be accelerated by 12 months (24 months if such termination or resignation occurs within one year of a change in control), provided he executes a waiver and general release in favor of us, agrees to consult for us for a period of up to 60 days with no further compensation and complies with any provisions of the agreement that survive termination.
Pursuant to Dr. Burley’s employment agreement, in July 2002, we made an interest-free relocation loan of $300,000 to Dr. Burley pursuant to a relocation loan agreement dated as of July 29, 2002. The loan is generally payable in four equal payments of $75,000, on each of four consecutive semi-annual payment dates commencing on January 1, 2012 or immediately upon an event of default (as defined in the relocation loan agreement). The relocation loan is secured by a deed of trust on Dr. Burley’s residence. To date, Dr. Burley has repaid $75,000 of the original principal balance under this note.
In May 2001, we entered into an employment agreement with Dr. Harris, our then Chief Executive Officer, which was amended effective November 12, 2004. Pursuant to the amended agreement, Dr. Harris’ employment was terminated effective December 31, 2004 and he was entitled to receive any unpaid prorated base salary along with all benefits (including incentive pay, cash bonuses, stock options and health coverage) and expense reimbursements to which he was entitled by virtue of his past employment with us. In addition, Dr. Harris was entitled to a severance payment equal to up to 12 months of his base salary of $351,520 per year (six months guaranteed), a one-time $7,394 payment, accelerated vesting of 4,146 shares of common stock subject to outstanding options and an obligation to grant an additional stock option upon the closing of the next round of equity financing for shares representing 1% of our fully diluted capitalization on an as-converted basis at that time. Dr. Harris was paid a total of six months of severance. In July 2005, in satisfaction of this obligation to issue additional stock options to Dr. Harris, Dr. Harris was issued a warrant to purchase 100,000 shares of our common stock at an exercise price of $1.00 per share. The warrant includes a net exercise provision and has a five-year term.
In November 2005, we entered into a letter agreement relating to Mr. Myers’ employment with us. The letter agreement sets forth Mr. Myers’ base salary of $225,000 per year and an annual cash bonus of up to 30% of his base salary, or $67,500, payable at the discretion of our board. The agreement entitles Mr. Myers to receive all customary and usual fringe benefits provided to our other executives. The agreement provides that, subject to the approval of our board, Mr. Myers will be granted a stock option to purchase an aggregate of 75,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant. Twenty-five percent of the shares subject to such stock options will become fully vested in December 2006, the first anniversary of the vesting commencement date, and the remaining shares subject to such options vest over the next three years in equal monthly installments.
The letter agreement provides that we may terminate Mr. Myers’ employment at any time for cause and upon 30 days’ written notice without cause, as defined in the agreement. Similarly, Mr. Myers may voluntarily resign at any time on 30 days’ written notice. If we terminate his employment or he resigns, he is entitled to receive any unpaid prorated base salary along with all benefits and expense reimbursements to which he is entitled by virtue of his past employment with us. In addition, following a change in control, the vesting of any of his outstanding stock options will be accelerated by 12 months (24 months if Mr. Myers is terminated without cause within one year of a change in control), provided he executes a waiver and general release in favor of us and complies with any provisions of the letter agreement that survive termination.
In December 2005, we entered into a letter agreement relating to Dr Reich’s employment with us. The letter agreement sets forth Dr. Reich’s base salary of $275,000 per year and an annual cash bonus of up to 30% of his base salary, or $82,500, payable at the discretion of our board. The agreement entitles Dr. Reich to receive all customary and usual fringe benefits provided to our other executives. The agreement provides that, subject to the approval of our board, Dr. Reich will be granted a stock option to purchase an aggregate of 75,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant. Twenty-five percent of the shares subject to such stock options will become fully vested in February 2007, the first anniversary of the vesting commencement date, and the remaining shares subject to such options vest over the next three years in equal monthly installments. In addition, subject to approval of our board, on or about August 1, 2006, provided Dr. Reich is still employed by us, he will be granted a stock option to purchase an aggregate of 30,000 shares of common stock at an exercise price equal to the fair market value of our common stock on the date of grant. Twenty-five percent of the shares subject to such stock options will become fully vested in August 2007, the first anniversary of the vesting commencement date, and the remaining shares subject to such options vest over the next three years in equal monthly installments.
The letter agreement provides that we may terminate Dr. Reich’s employment at any time for cause and upon 30 days’ written notice without cause, as defined in the agreement. Similarly, Dr. Reich may voluntarily resign at any time on 30 days’ written notice. If we terminate his employment or he resigns, he is entitled to receive any unpaid prorated base salary along with all benefits and expense reimbursements to which he is entitled by virtue of his past employment with us. In addition, if Dr. Reich is terminated without cause, he is also entitled to a severance payment equal to six months of his base salary then in effect, provided he executes a waiver and general release in favor of us and complies with any provisions of the letter agreement and his employment, confidential information and assignment agreement that survive termination. Moreover, following a change in control, the vesting of any of his outstanding stock options will be accelerated by 12 months (24 months if Dr. Reich is terminated without cause within one year of a change in control), provided he executes a waiver and general release in favor of us and complies with any provisions of the letter agreement that survive termination.
In June 2005, we entered into a letter agreement relating to the employment of our former Chief Financial Officer, James Rotherham. In November 2005, pursuant to a separation agreement, Mr. Rotherham’s employment terminated and he was paid severance pay in the form of continuation of his base salary for a period of six weeks. All stock options held by Mr. Rotherham expired unexercised.

     Stock Option Agreements
In May 2005, we granted the following stock options under our 2000 equity incentive plan to purchase shares of our common stock to the following executive officers: 363,863 shares to Mr. Grey; 175,000 shares to Dr. Burley; and 50,000 shares to Ms. North. In August 2005, we granted Mr. Rotherham a stock option under our 2000 equity incentive plan to purchase 95,000 shares of common stock. The exercise price for each of the stock options was $1.00 per share, the price our board of directors determined was the fair market value of our common stock on the date of grant. The stock options granted to Mr. Grey, Dr. Burley and Ms. North are subject to three-year vesting with 25% of the shares subject to vesting on the grant date and the remaining shares subject to vesting in equal monthly installments for three years thereafter. In addition, in the event of a change in control, the vesting of any outstanding stock options held by Ms. North, Drs. Myers or McCarthy will be accelerated by 12 months (24 months if such individual is terminated without cause). In May 2005, Mr. Mutter was granted a fully vested option to purchase 12,500 shares of our common stock, with an exercise price of $1.00 per share. Mr. Mutter exercised this stock option in August 2005. In December 2005, we agreed, subject to the approval of our board of directors, to grant to Mr. Myers a stock option to purchase an aggregate of 75,000 shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant.
     Note Settlement Agreements
In August 2004, Messrs. Grey and Mutter, Dr. Harris and Ms. North entered into note settlement agreements with us pursuant to which they tendered to us approximately 34,774 shares, 6,322 shares, 28,603 shares and 1,264 shares, respectively, of our common stock in satisfaction of outstanding indebtedness under promissory notes in the principal amounts of $466,950, $76,150, $314,300 and $16,980, respectively. These promissory notes were previously issued in connection with the early exercise of stock options granted to them in 2000 and 2001. All outstanding indebtedness under these promissory notes was repaid in full by tendering these shares to us for cancellation. We forgave a portion of the interest under the promissory notes held by Messrs. Grey and Mutter and Ms. North in the following amounts: $81,893, $9,050, and $3,836, respectively. Under all note settlement agreements entered into in August, September and November 2004 between us and our executive officers and employees, an aggregate of approximately 131,224 shares of common stock were tendered to us in satisfaction of approximately $1.3 million of indebtedness and we forgave an aggregate of approximately $131,000 of interest accrued under the promissory notes.
     Confidential Information and Inventions Agreement
Each of our named executive officers has also entered into a standard form agreement with respect to confidential information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our confidential information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.
Employee Benefit Plans
     2000 Equity Incentive Plan
In February 2000, our board of directors adopted our 2000 equity incentive plan, or 2000 plan. Our stockholders most recently approved an amendment of the plan in July 2005. The 2000 plan provides for the grant of the following:

•	incentive stock options, or ISOs, as defined under the Internal Revenue Code, which may be granted solely to our employees, including executive officers; and

•	nonstatutory stock options, or NSOs, stock bonuses and rights to purchase restricted stock, which may be granted to our directors, consultants or employees, including executive officers.
The 2000 plan will terminate on the effective date of this offering.

Share Reserve. As of December 31, 2005, an aggregate of 1,146,686 shares of our common stock were reserved for issuance upon exercise of outstanding options under the 2000 plan and 247,928 shares of our common stock remained available for future issuance under our 2000 plan. We expect to grant options to purchase substantially all of the remaining shares of our common stock available for issuance under our 2000 plan prior to the effective date of this offering. Following the effective date of this offering, all shares of our common stock reserved but not ultimately issued or subject to options that have expired or otherwise terminated under the 2000 plan without having been exercised in full will become available for issuance under our 2005 equity incentive plan. The 2000 plan will terminate on the effective date of this offering, and we intend to grant all future stock option awards under our 2005 equity incentive plan and 2005 non-employee directors’ stock option plan. However, all stock options outstanding on the termination of the 2000 plan will continue to be governed by the terms of the 2000 plan.
Administration. Our board of directors administers the 2000 plan, and it may in turn delegate authority to administer the plan to a committee.
At such time as our common stock becomes publicly traded, our board has the power to delegate administration of the 2000 plan to a committee that, in our board’s discretion, may be composed of two or more outside directors. Our board will also have the power to delegate the administration of the plan to one or more directors, who are also our officers or employees.
Stock Options. Stock options are granted under the 2000 plan pursuant to option agreements. Options granted under the 2000 plan vest at the rate specified in the option agreement. The 2000 plan also allows for the early exercise of unvested options, if that right is set forth in an applicable option agreement. All remaining unvested shares of our common stock acquired through early exercised options are subject to repurchase by us.
In general, the term of stock options granted under the 2000 plan may not exceed ten years. Unless the terms of an optionholder’s option agreement provide for earlier or later termination, if an optionholder’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionholder, or his or her beneficiary, may exercise any vested options up to 12 months, or 18 months in the event of death, after the date such service relationship ends, unless the terms of the stock option agreement provide for earlier or later termination. If an optionholder’s service relationship with us, or any affiliate of ours, ceases for any reason other than disability or death, the optionholder may exercise any vested options up to three months from cessation of service, unless the terms of the option agreement provide for earlier or later termination. In no event may an option be exercised after its expiration date.
Acceptable forms of consideration for the exercise of options granted under the 2000 plan are determined by our board of directors or its authorized committee and may include cash or common stock previously owned by the optionholder, or payment through a deferred payment arrangement and other legal consideration or arrangements approved by our board of directors.
Generally, an optionholder may not transfer his or her stock option other than by will or the laws of descent and distribution unless the optionholder holds a nonstatutory stock option that provides otherwise. However, an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.
Limitations. The aggregate fair market value, determined at the time of grant, of shares of our common stock subject to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as NSOs. No ISO, and before our stock is publicly traded, no NSO, may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or any affiliate unless the following conditions are satisfied:

•	the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant; and

•	the term of any incentive stock option award must not exceed five years from the date of grant.

Restricted Stock Purchase Awards. Restricted stock purchase awards are granted under the 2000 plan pursuant to a restricted stock purchase agreement. Shares of our common stock awarded under the restricted stock purchase agreement may, but need not, be subject to a repurchase option in our favor in accordance with a vesting schedule determined by our board of directors or its authorized committee. In the event of termination of the service relationship between a recipient of a restricted stock purchase award and us, or any affiliate of ours, we have the right to repurchase or reacquire all of the unvested shares of our common stock held by such restricted stock purchase award recipient. A recipient of a restricted stock purchase award that is granted before our stock becomes publicly traded may not transfer his or her restricted stock purchase award other than by will or the laws of descent and distribution. A recipient of a restricted stock purchase award that is granted while our stock is publicly listed may transfer his or her restricted stock purchase award only as expressly authorized by the terms of the applicable restricted stock purchase agreement.
Corporate Transactions. In the event of certain corporate transactions, all outstanding stock awards under the 2000 plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such awards, the vesting provisions of such stock awards generally will be accelerated in full and such stock awards will be terminated if and to the extent not exercised at or prior to the effective time of the corporate transaction and our repurchase rights will generally lapse.
Plan Amendments. Our board of directors has authority to amend or terminate the 2000 plan. However, no amendment or termination of the plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant.
     2005 Equity Incentive Plan
We adopted in August 2005 and our stockholders approved in October 2005 our 2005 equity incentive plan, or 2005 plan, to become effective upon completion of this offering. The plan will terminate in August 2015, unless our board of directors terminates it earlier. The 2005 plan provides for the grant of the following:

•	ISOs, which may be granted solely to our employees, including officers; and

•	NSOs, stock purchase awards, stock bonus awards, stock unit awards, stock appreciation rights and other stock awards, which may be granted to our directors, consultants or employees, including officers.
Share Reserve. An aggregate of 750,000 shares of our common stock are authorized for issuance under our 2005 plan, plus the number of shares remaining available for future issuance under our 2000 plan that are not covered by outstanding options as of the termination of the 2000 plan on the effective date of this offering. In addition, this amount will be automatically increased annually on the first day of our fiscal year, from 2007 until 2015, by the lesser of (a) 3.5% of the aggregate number of shares of common stock outstanding on December 31 of the preceding fiscal year or (b) 500,000 shares of common stock. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of common stock under the 2005 plan will be increased. In addition, the share reserve under the 2005 plan will be increased from time to time by a number of shares of common stock equal to those shares of common stock that are issuable pursuant to options and other stock awards outstanding under the 2000 plan or shares of our common stock issued under the 2000 plan, as of the effective date of this offering and that, but for the termination of the 2000 plan as of the effective date of this offering, would otherwise have reverted to the share reserve of the 2000 plan upon the termination or expiration of those stock options or other awards or, in the case of shares issued under the 2000 plan, that would have been repurchased or required by us under the terms of the 2000 plan.
Shares of our common stock subject to options and other stock awards that have expired or otherwise terminate under the 2005 plan without having been exercised in full again will become available for grant under the plan. Shares of our common stock issued under the 2005 plan may include previously unissued shares or reacquired shares bought on the market or otherwise. If any shares of our common stock subject to a stock award are not delivered to a participant because such shares are withheld for the payment of taxes or the stock award is exercised through a net exercise, then the number of shares that are not delivered to the participants shall again become available for grant under the 2005 plan. If the exercise of any stock award is satisfied by tendering shares of our common stock held by the participant, then the number of shares tendered shall again become available for grant under the 2005 plan. The maximum number of shares of our common stock that may be issued under the 2005 plan subject to ISOs is 5,000,000 shares plus the automatic annual increases described above.
Administration. The 2005 plan will be administered by our board of directors, which may in turn delegate authority to administer the plan to a committee. Subject to the terms of the 2005 plan, our board of directors or its authorized committee determines recipients, the numbers and types of stock awards to be granted and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, our board of directors or its authorized committee will also determine the exercise price of options granted under the 2005 plan and may reprice those options, including by reducing the exercise price of any outstanding option, canceling an option in exchange for cash or another equity award or any other action that is treated as a repricing under generally accepted accounting principles. Subject to the terms of the 2005 plan, our board of directors may delegate to one or more of our officers the authority to grant stock awards to our other officers and employees. Such officer would be able to grant only the total number of stock awards specified by our board of directors and such officer would not be allowed to grant a stock award to himself or herself.
Stock Options. Stock options will be granted pursuant to stock option agreements. Generally, the exercise price for an ISO cannot be less than 100% of the fair market value of the common stock subject to the option on the date of grant, and the exercise price for an NSO cannot be less than 85% of the fair market value of the common stock subject to the option on the date of grant. Options granted under the 2005 plan will vest at the rate specified in the option agreement. A stock option agreement may provide for early exercise, prior to vesting. Unvested shares of our common stock issued in connection with an early exercise may be repurchased by us.
In general, the term of stock options granted under the 2005 plan may not exceed ten years. Unless the terms of an optionholder’s stock option agreement provide for earlier or later termination, if an optionholder’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionholder, or his or her beneficiary, may exercise any vested options up for to 12 months, or 18 months in the event of death, after the date the service relationship ends, unless the terms of the stock option agreement provide for earlier termination. If an optionholder’s service relationship with us, or any affiliate of ours, ceases without cause for any reason other than disability or death, the optionholder may exercise any vested options for up to three months after the date the service relationship ends, unless the terms of the stock option agreement provide for a longer period to exercise the option. If an optionholder’s relationship with us, or any affiliate of ours, ceases with cause, the option will terminate at the time the optionholder’s relationship with us ceases. In no event may an option be exercised after its expiration date.
Acceptable forms of consideration for the purchase of our common stock issued under the 2005 plan will be determined by our board of directors and may include cash, common stock previously owned by the optionholder, deferred payment arrangement or payment through a broker assisted exercise or, after we have adopted certain accounting standards, a net exercise feature, or other legal consideration approved by our board of directors.
Generally, an optionholder may not transfer a stock option other than by will or the laws of descent and distribution or a domestic relations order. However, an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.
Limitations. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all of our stock plans may not exceed $100,000. The options or portions of options that exceed this limit are treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any affiliate unless the following conditions are satisfied:

•	the option exercise price must be at least 110% of the fair market value of the stock subject to the option on the date of grant; and

•	the term of any ISO award must not exceed five years from the date of grant.
In addition, no employee may be granted options or stock appreciation rights under the 2005 plan covering more than 250,000 shares of our common stock in any calendar year, subject to an exception for new hires who may be granted an additional 375,000 shares of our common stock during the calendar year of initial employment.
Stock Purchase Awards. Stock purchase awards will be granted pursuant to stock purchase award agreements. A stock purchase award may require the payment of at least the par value of the stock. The purchase price for a stock purchase award may be payable in cash or any other form of legal consideration approved by our board of directors. Shares of our common stock acquired under a stock purchase award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by our board of directors. Rights to acquire shares of our common stock under a stock purchase award may be transferred only upon such terms and conditions as are set forth in the stock purchase award agreement.
Stock Bonus Awards. Stock bonus awards will be granted pursuant to stock bonus award agreements. A stock bonus award may be granted in consideration for the recipient’s past or future services performed for us or an affiliate of ours. Shares of our common stock acquired under a stock bonus award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by our board of directors. Rights to acquire shares of our common stock under a stock bonus award may be transferred only upon such terms and conditions as are set forth in the stock bonus award agreement.
Stock Unit Awards. Stock unit awards will be granted pursuant to stock unit award agreements. A stock unit award may require the payment of at least the par value of the stock. Payment of any purchase price may be made in any form permitted under applicable law; however, we will settle a payment due to a recipient of a stock unit award by cash or by delivery of shares of our common stock, a combination of cash and stock as deemed appropriate by our board of directors, or in any other form of consideration determined by our board of directors and set forth in the stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares of our common stock covered by a stock unit award. Except as otherwise provided in the applicable stock unit award agreement, stock units that have not vested will be forfeited upon the participant’s termination of continuous service for any reason.
Stock Appreciation Rights. Stock appreciation rights will be granted through a stock appreciation rights agreement. Each stock appreciation right is denominated in common stock share equivalents. The strike price of each stock appreciation right will be determined by our board of directors or its authorized committee at the time of grant. Our board of directors or its authorized committee may also impose any restrictions or conditions upon the vesting of stock appreciation rights that it deems appropriate. Stock appreciation rights may be paid in our common stock or in cash or any combination of the two, or any other form of legal consideration approved by our board of directors. If a stock appreciation right recipient’s relationship with us, or any affiliate of ours, ceases for any reason, the recipient may exercise any vested stock appreciation right up to three months from cessation of service, unless the terms of the stock appreciation right agreement provide that the right may be exercised for a longer or shorter period.
Other Stock Awards. Other forms of stock awards valued in whole or in part with reference to our common stock may be granted either alone or in addition to other stock awards under the 2005 plan. Our board of directors will have sole and complete authority to determine the persons to whom and the time or times at which such other stock awards will be granted, the number of shares of our common stock to be granted and all other conditions of such other stock awards.

Changes to Capital Structure. In the event that there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split or stock dividend, the number of shares reserved under the 2005 plan and the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards will be appropriately adjusted.
Corporate Transactions. Unless otherwise provided in the stock award agreement, in the event of certain corporate transactions, all outstanding stock awards under the 2005 plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such awards, the vesting provisions of such stock awards generally will be accelerated in full and such stock awards will be terminated if and to the extent not exercised at or prior to the effective time of the corporate transaction and our repurchase rights will generally lapse. In the event options outstanding under the 2005 plan are assumed, continued or substituted for by a surviving entity, all of the unvested shares subject to those options will become fully vested as of the change of control.
Plan Amendments. Our board of directors will have the authority to amend or terminate the 2005 plan. However, no amendment or termination of the plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of any amendment to the 2005 plan as required by applicable law.
     2005 Non-Employee Directors’ Stock Option Plan
We adopted in August 2005 and our stockholders approved in October 2005 our 2005 non-employee directors’ stock option plan, or directors’ plan, to become effective upon the completion of this offering. The directors’ plan will terminate at the discretion of our board of directors. The directors’ plan provides for the automatic grant of NSOs to purchase shares of our common stock to our non-employee directors.
Share Reserve. An aggregate of 75,000 shares of our common stock are reserved for issuance under the directors’ plan. This amount will be increased annually on the first day of our fiscal year, from 2007 until 2015, by the aggregate number of shares of our common stock subject to options granted as initial grants and annual grants under the directors’ plan during the immediately preceding year. However, our board of directors will have the authority to designate a smaller number of shares by which the authorized number of shares of our common stock will be increased.
Shares of our common stock subject to stock options that have expired or otherwise terminated under the directors’ plan without having been exercised in full shall again become available for grant under the directors’ plan. Shares of our common stock issued under the directors’ plan may be previously unissued shares or reacquired shares bought on the market or otherwise. If the exercise of any stock option granted under the directors’ plan is satisfied by tendering shares of our common stock held by the participant, then the number of shares tendered shall again become available for the grant of awards under the directors’ plan.
Administration. The directors’ plan will be administered by our board of directors, which in turn may delegate authority to administer the plan to a committee.
Stock Options. Stock options will be granted pursuant to stock option agreements. The exercise price of the options granted under the directors’ plan will be equal to 100% of the fair market value of our common stock on the date of grant. Initial grants vest in equal monthly installments over three years after the date of grant and annual grants vest in equal monthly installments over 12 months after the date of grant.
In general, the term of stock options granted under the directors’ plan may not exceed ten years. Unless the terms of an optionholder’s stock option agreement provide for earlier termination, if an optionholder’s service relationship with us, or any affiliate of ours, ceases due to disability or death, the optionholder, or his or her beneficiary, may exercise any vested options up to 12 months, or 18 months in the event of death, after the date such service relationship ends. If an optionholder’s service relationship with us, or any affiliate of ours, ceases without cause for any reason other than disability or death, the optionholder may exercise any vested options up to three months from cessation of service, unless the terms of the stock option agreement provide for earlier or later termination.
Acceptable consideration for the purchase of our common stock issued under the directors’ plan may include cash, common stock previously owned by the optionholder or a program developed under Regulation T as promulgated by the Federal Reserve Board.
Generally, an optionholder may not transfer a stock option other than by will or the laws of descent and distribution. However, an optionholder may transfer an option under certain circumstances with our written consent if a Form S-8 registration statement is available for the exercise of the option and the subsequent resale of the shares. In addition, an optionholder may designate a beneficiary who may exercise the option following the optionholder’s death.
Automatic Grants.

•	Initial Grant. Any person who becomes a non-employee director after the completion of this offering will automatically receive an initial grant of an option to purchase 12,500 shares of our common stock upon his or her election. These options will vest in equal monthly installments over three years.

•	Annual Grant. In addition, any person who is a non-employee director on the date of each annual meeting of our stockholders automatically will be granted, on the annual meeting date, beginning with our 2007 annual meeting, an option to purchase 5,000 shares of our common stock, or the annual grant. However, the size of an annual grant made to a non-employee director who is elected after the completion of this offering and who has served for less than 12 months at the time of the annual meeting will be reduced by 25% for each full quarter prior to the date of grant during which such person did not serve as a non-employee director. These options will vest in equal monthly installments over 12 months.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure not involving the receipt of consideration by us, such as a stock split or stock dividend, the number of shares reserved under the directors’ plan and the number of shares and exercise price of all outstanding stock options will be appropriately adjusted.
Corporate Transactions. In the event of certain corporate transactions, all outstanding options under the directors’ plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such options, the vesting of such options held by non-employee directors whose service has not terminated prior to the corporate transaction generally will be accelerated in full and all options outstanding under the directors’ plan will be terminated if not exercised prior to the effective date of the corporate transaction.
Plan Amendments. Our board of directors will have the authority to amend or terminate the directors’ plan. However, no amendment or termination of the directors’ plan will adversely affect any rights under awards already granted to a participant unless agreed to by the affected participant. We will obtain stockholder approval of any amendment to the directors’ plan as required by applicable law.
     2005 Employee Stock Purchase Plan
We adopted in August 2005 and our stockholders approved in October 2005 our 2005 employee stock purchase plan, or the purchase plan, to become effective upon the completion of this offering. The purchase plan will terminate at the time that all of the shares of our common stock then reserved for issuance under the purchase plan have been issued under the terms of the purchase plan, unless our board of directors terminates it earlier. The purchase plan provides a means by which employees may purchase our common stock through payroll deductions, and is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.

Share Reserve. An aggregate of 375,000 shares of our common stock are reserved for issuance under the purchase plan. This amount will be increased annually on the first day of our fiscal year, from 2007 until 2015, by the lesser of (i) 1% of the fully-diluted shares of our common stock outstanding on January 1 of the current fiscal year or (ii) 150,000 shares of our common stock. However, our board of directors has the authority to designate a smaller number of shares by which the authorized number of shares of our common stock will be increased.
Administration. The purchase plan will be administered by our board of directors, who may in turn delegate authority to administer the purchase plan to a committee.
Offering. The purchase plan is implemented by offerings of rights to eligible employees. Under the purchase plan, we may specify offerings with a duration of not more than 24 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering and continue for approximately 24 months with purchases occurring approximately every six months.
Unless otherwise determined by our board of directors or its authorized committee, common stock is purchased for accounts of employees participating in the plan at a price per share equal to the lower of (1) 85% of the fair market value of a share of our common stock on the date of commencement of participation in the offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase. However, in the event the fair market value of a share of our common stock on the date of purchase is lower than the fair market value of a share of our common stock on the date of commencement of participation in the offering, the offering period automatically restarts on the date of such purchase. The price at which we sell shares in this offering will be used as the fair market value of a share of our common stock on the date of commencement of the initial offering under the purchase plan.
Generally, all regular employees, including executive officers, who work more than 20 hours per week may participate in the purchase plan and may authorize payroll deductions of up to 15% of their earnings for the purchase of our common stock under the purchase plan.
Limitations. Eligible employees may be granted rights only if the rights, together with any other rights held under our equity incentive plans and the purchase plan, do not permit the employee’s rights to purchase our common stock to accrue at a rate that exceeds $25,000 of the fair market value of our common stock for each calendar year in which such rights are outstanding. In addition, no employee will be eligible for the grant of any rights under the purchase plan if immediately after such rights are granted such employee would have voting power over five percent or more of our outstanding capital stock.
Corporate Transactions. In the event of certain corporate transactions, all outstanding purchase rights under the purchase plan may be assumed, continued or substituted for by any surviving entity. If the surviving entity elects not to assume, continue or substitute for such purchase rights, then the purchase rights will be exercised prior to the corporate transaction and the purchase rights will terminate immediately following such exercise.
Plan Amendments. Our board of directors will have the authority to amend or terminate the purchase plan. If the board determines that the amendment or termination of an offering is in our best interests and the best interests of our stockholders, then the board may terminate any offering on any purchase date, establish a new purchase date with respect to any offering then in progress, amend the purchase plan and the ongoing offering to reduce or eliminate a detrimental accounting treatment or terminate any offering and refund any money contributed back to the participants. We will obtain stockholder approval of any amendment to the purchase plan as required by applicable law.
     401(k) Plan
We maintain a defined contribution employee retirement plan for our employees. The plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan. The 401(k) plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to a statutory limit, which is $14,000 for calendar year 2005. Participants who are at least 50 years old can also make “catch-up” contributions, which in calendar year 2005 may be up to an additional $4,000 above the statutory limit. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan’s trustee. The 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any discretionary or matching contributions to the plan on behalf of participating employees.
Limitation of Liability and Indemnification
Our amended and restated certificate of incorporation, which will become effective upon the completion of this offering, limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the directors derived an improper personal benefit.
These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.
Our amended and restated bylaws, which will become effective upon the completion of this offering, provide that we will indemnify our directors and executive officers, and may indemnify other officers, employees and other agents, to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our amended and restated bylaws permit indemnification in connection with any such actions. We have obtained a policy of directors’ and officers’ liability insurance.
We intend to enter into separate indemnity agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.
At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Related Party Transactions
The following includes a description of transactions since January 1, 2003 and certain transactions prior to that date to which we have been a party, in which the amount involved in the transaction exceeds $60,000, and in which any of our directors, executive officers or holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than equity and other compensation, termination, change-in-control and other arrangements, which are described under “Management.” We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions. All share and per share amounts have been retroactively adjusted to give effect to the 0.126453-for-1 reverse stock split of our common stock and preferred stock effected in April 2005 and the 1-for-2 reverse stock split of our common stock effected on January 3, 2006. As a result of the 1-for-2 reverse stock split, each share of our preferred stock is convertible into one-half of a share of our common stock. The 1-for-2 reverse stock split of our common stock adjusted the conversion ratio of the preferred stock but did not adjust the number of outstanding shares of preferred stock.
Stock Issuances
     Initial Issuances of Preferred Stock
From our inception through May 2001, we issued shares of our preferred stock in private placements as follows:

•	541,594 shares of our previously outstanding Series A preferred stock at a price of $14.23 per share of preferred stock between June and October 1999 for aggregate gross proceeds of approximately $7.7 million;

•	809,299 shares of our previously outstanding Series B preferred stock at a price of $39.54 per share of preferred stock in March 2000 for aggregate gross proceeds of approximately $32.0 million;

•	673,419 shares of our previously outstanding Series C preferred stock at a price of $66.82 per share of preferred stock in September 2000 for aggregate gross proceeds of approximately $45.0 million; and

•	129,692 shares of our previously outstanding Series D preferred stock valued at $41.68 per share of preferred stock in connection with the acquisition of Prospect Genomics in May 2001.

The following table sets forth the names of our directors, executive officers or holders of more than 5% of our capital stock who participated in our previous Series A, Series B and Series C preferred stock financings in 1999 and 2000:

	Series A	Series B	Series C	Series D
	Preferred Stock	Preferred Stock	Preferred Stock	Preferred Stock
Investor	Purchased(1)	Purchased(1)	Purchased(1)	Purchased(1)

Atlas Venture Fund IV, LP and affiliates	219,536	153,378	59,859	–
Prospect Venture Partners, LP	199,046	54,796	32,131	–
Sprout Capital VIII, LP and affiliates	–	227,615	47,475	–
Index Ventures I, LP and affiliates	–	50,581	51,544	–
BAVP, LP	–	–	178,455	–
Stelios Papadopoulos(2)	–	2,529	25,164	–
Christopher Henney(3)	–	–	7,482	–
Stephen K. Burley	–	–	–	9,263

(1)	These share numbers reflect the 0.126453-for-1 reverse stock split effected in April 2005 even though these shares had been exchanged for shares of Series A-1, Series B-1 and Series C-1 preferred stock or converted to common stock and were no longer outstanding prior to the reverse stock split. As a result of the 1-for-2 reverse stock split effected in January 2006, each share of outstanding preferred stock is convertible into one-half of a share of our common stock. These shares of preferred stock are no longer outstanding but, if outstanding, each share would be convertible into one-half of a share of our common stock.

(2)	Includes 19,454 shares of our previous Series C preferred stock previously held of record by SGC Partners I LLC. SG Cowen & Co., LLC is the managing member of SG Capital Partners L.L.C. which is the general partner of SG Merchant Banking Fund L.P. which is the sole member of SGC Partners I LLC. Because of the relationship, SGC Partners I LLC may be deemed to be an affiliate of SG Cowen & Co., LLC. Dr. Papadopoulos disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, if any.

(3)	Includes shares held by Dr. Henney’s two adult children who do not reside with him, over which Dr. Henney has no beneficial ownership or control.

In each of these preferred stock financings, we entered into or amended various stockholder agreements with the holders of our preferred stock relating to voting rights, information rights and registration rights, among other things. The rights, preferences and privileges of each series of preferred stock included a liquidation preference, dividend provisions and antidilution protective provisions, among other rights.
     Secured Bridge Financing and Recapitalization
In July 2004, as part of a secured loan financing, we issued convertible promissory notes in an aggregate principal amount of approximately $13.4 million to certain investors in two tranches.
The notes were secured by substantially all of our assets, accrued interest at 10% per year and were automatically convertible into shares of our preferred stock in the event we completed a preferred stock financing of at least $30.0 million, in the event of our sale or in certain other circumstances. In connection with the secured loan financing, the lenders were then permitted to exchange their existing shares of Series A, Series B, Series C or Series D preferred stock for an equal number of shares of a newly designated Series A-1, Series B-1, Series C-1 and Series D-1 preferred stock, respectively. All remaining outstanding shares of Series A, Series B, Series C or Series D preferred stock, including those held by Dr. Burley, were converted into an equal number of shares of common stock. All convertible promissory notes were subsequently amended in connection with our Series B preferred stock financing in April 2005 to convert all principal and unpaid interest accrued under the notes into shares of Series A-2 preferred stock.
In connection with the 2004 secured loan financing, we issued warrants to the investors that were exercisable for a number of shares of common stock determined based on the conversion price at which the notes were to be converted. These warrants were terminated in April 2005 in connection with the recapitalization effected in connection with our Series B preferred stock financing.
The following table sets forth the names of our directors, executive officers or holders of more than 5% of our capital stock who participated in our secured loan financing, the principal amount of each loan, the accrued interest as of April 21, 2005, the number of shares of Series A-2 preferred stock issued upon conversion of the debt and the number of shares of Series A-1, Series B-1 and Series C-1 preferred stock issued upon the exchange of Series A, Series B and Series C preferred stock:

			Shares of
			Series A-2
			Preferred	Shares Issued Upon Exchange(1)
	Principal		Issued Upon
	Loan	Accrued	Debt	Series	Series	Series
Investor	Amount	Interest	Conversion(1)	A-1(2)	B-1(3)	C-1(4)

Atlas Venture Fund IV, LP and affiliates	$3,031,743	$198,747	685,879	219,536	153,378	59,859
Prospect Venture Partners, LP	$1,500,000	$98,333	339,349	199,046	54,796	32,131
Sprout Capital VIII, LP and affiliates	$1,915,674	$125,583	433,388	–	227,615	47,475
Index Ventures I, LP and affiliates	$1,500,000	$98,333	339,478	–	101,162	60,999
BAVP, LP	$3,000,000	$196,666	678,698	–	-	178,455
Stelios Papadopoulos(5)	$307,378	$20,150	69,539	–	2,529	25,164
Christopher Henney(6)	$52,106	$3,415	11,788	–	-	7,482

(1)	As a result of the 1-for-2 reverse stock split effected in January 2006, each share of outstanding preferred stock is convertible into one-half of a share of our common stock. These shares of preferred stock are no longer outstanding but, if outstanding, each share would be convertible into one-half of a share of our common stock.

(2)	Shares of Series A-1 preferred stock issued upon exchange of shares of Series A preferred stock.

(3)	Shares of Series B-1 preferred stock issued upon exchange of shares of Series B preferred stock.

(4)	Shares of Series C-1 preferred stock issued upon exchange of shares of Series C preferred stock.

(5)	Includes $250,000 principal amount, $16,389 of accrued interest, 56,558 shares of Series A-2 preferred stock issued upon conversion of the outstanding note to SGC Partners I LLC and 19,454 shares of Series C-1 preferred stock previously held of record by SGC Partners I LLC. Dr. Papadopoulos is a Vice Chairman of SG Cowen & Co., LLC. SG Cowen & Co., LLC is the managing member of SG Capital Partners L.L.C. which is the general partner of SG Merchant Banking Fund L.P. which is the sole member of SGC Partners I LLC. Because of the relationship, SGC Partners I LLC may be deemed to be an affiliate of SG Cowen & Co., LLC. Dr. Papadopoulos disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, if any.

(6)	Includes shares held by Dr. Henney’s two adult children who do not reside with him, over which Dr. Henney has no beneficial ownership or control.

     Series B Financing and Recapitalization
In April 2005, we sold in a private placement 1,592,354 shares of Series B preferred stock at $4.71 per share for an aggregate purchase price of approximately $7.5 million in cash. As a result of the 1-for-2 reverse stock split effected in January 2006, these shares of Series B preferred stock are currently convertible into an aggregate of 796,166 shares of common stock at a conversion price of $9.42 per share. The shares of Series B preferred stock were sold and issued under a Series B preferred stock purchase agreement dated April 21, 2005 which also provided for the investors’ irrevocable commitment to purchase approximately $7.5 million of additional shares of our Series B preferred stock in December 2005. In December 2005, an additional 1,583,627 shares of Series B preferred stock were issued pursuant to these irrevocable commitments under our April 2005 Series B preferred stock purchase agreement. As a result of the 1-for-2 reverse stock split effected in January 2006, these shares of Series B preferred stock are currently convertible into an aggregate of 791,803 shares of common stock at a conversion price of $9.42 per share. In connection with the initial closing of the private placement, purchasers of Series B preferred stock were allowed to exchange their aggregate shares of our Series A-1, Series A-2, Series B-1, Series C-1 and Series D-1 preferred stock into a newly designated Series A preferred stock pursuant to an exchange formula set forth in the purchase agreement. Non-participants’ outstanding shares of Series A-1, Series A-2, Series B-1, Series C-1 and Series D-1 preferred stock were converted into an equal number of shares of common stock.

In addition, we effected a 0.126453-for-1 reverse stock split of all outstanding capital stock prior to closing the private placement.
The table below sets forth the names of directors, executive officers or holders of more than 5% of our capital stock who participated in our Series B preferred stock financing and the number of shares they each purchased or received upon exchange.

			Shares of Common Stock
			Issuable Upon Conversion
	Series A Preferred Stock	Series B Preferred	of Series A and
Investor	Received in Exchange	Stock Purchased	Series B Preferred Stock

Atlas Venture Fund IV, LP and affiliates	3,352,837	783,968	2,068,402
Prospect Venture Partners, LP	1,141,795	267,148	704,471
Sprout Capital VIII, LP and affiliates	2,118,568	495,368	1,306,967
Index Ventures I, LP and affiliates	1,361,164	318,474	839,818
BAVP, LP	3,317,734	775,760	2,046,747
Stelios Papadopoulos(1)	334,596	78,246	206,421
Christopher Henney(2)	52,884	12,374	32,628

(1)	Includes 276,362 shares of Series A preferred stock and 64,620 shares of Series B preferred stock, together convertible into an aggregate of 170,491 shares of our common stock upon completion of this offering, held of record by SGC Partners I L.L.C. Dr. Papadopoulos is a Vice Chairman of SG Cowen & Co., LLC. SG Cowen & Co., LLC is the managing member of SG Capital Partners L.L.C. which is the general partner of SG Merchant Banking Fund L.P. which is the sole member of SGC Partners I LLC. Because of the relationship, SGC Partners I LLC may be deemed to be an affiliate of SG Cowen & Co., LLC. Dr. Papadopoulos disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, if any.

(2)	Includes 13,050 shares held by Dr. Henney’s two adult children who do not reside with him, over which Dr. Henney has no beneficial ownership or control.

Some of our directors are associated with our principal stockholders as indicated in the table below:

Director	Principal Stockholder

Dr. Jean-Francois Formela	Atlas Venture Fund IV, LP and affiliates
Louis C. Bock	BAVP, LP
Vijay Lathi	Sprout Capital VIII, LP and affiliates
In connection with our Series B preferred stock financing, we entered into or amended various stockholder agreements with the holders of our preferred stock relating to voting rights, information rights, and registration rights, among other things. These stockholder agreements will terminate upon the completion of this offering, except for the registration rights granted under our amended and restated investor rights agreement, as more fully described in “Description of Capital Stock—Registration Rights.”
Amended and Restated Investor Rights Agreement
Under our amended and restated investor rights agreement entered into in connection with our Series B preferred stock financing, some of our preferred stockholders have registration rights. See “Description of Capital Stock—Registration Rights” for a description of these registration rights. These registration rights have been waived with respect to this offering. Further, we agreed with our stockholders on restrictions on the issuance and transfer of shares of our capital stock and voting rights relating to the election of directors. These restrictions are not applicable to, and will terminate upon the closing of, this offering.

Separation Agreement
In June 2005, we entered into a separation agreement with Neill Giese, our former Vice President of Drug Development. Pursuant to the terms of the separation agreement, Dr. Giese is entitled to severance in the form of his base salary for a period of 12 months following his separation date, which was June 14, 2005. In exchange for his severance benefits under the separation agreement, Dr. Giese has released all claims against us.
Indemnity Agreements
We intend to enter into indemnity agreements with each of our directors and executive officers prior to the completion of this offering, as described in “Management—Limitation of Liability and Indemnification.”
Participation in Initial Public Offering
Entities affiliated with certain of our principal stockholders have indicated potential interest in purchasing shares of common stock in this offering. However, because these potential indications of interest are not binding agreements or commitments to purchase, any or all of these stockholders may elect not to purchase any shares in this offering.

Principal Stockholders
The following table sets forth information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.
The percentage ownership information shown in the table is based upon (1) 854,160 shares of common stock outstanding as of December 31, 2005, (2) the conversion of all outstanding shares of our preferred stock, including shares of our Series B preferred stock issued in December 2005 pursuant to irrevocable commitments made under our April 2005 Series B preferred stock purchase agreement, into 8,346,316 shares of common stock upon the completion of this offering, (3) 500,000 shares of our common stock issuable upon the completion of this offering upon the automatic conversion of a $6.0 million convertible note at the assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus), and (4) the issuance of 2,692 shares of common stock upon the completion of this offering from the net exercise of a warrant at the assumed initial public offering price of $12.00 per share, and also the issuance of 4,000,000 shares of common stock in this offering. The percentage ownership information assumes no exercise of the underwriters’ over-allotment option.
Each individual or entity shown in the table has furnished information with respect to beneficial ownership. We have determined beneficial ownership in accordance with the SEC’s rules. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before March 1, 2006, which is 60 days after December 31, 2005. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. All of the options in this table are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until the options are fully vested. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.
Except as otherwise noted below, the address for each person or entity listed in the table is c/o SGX Pharmaceuticals, Inc., 10505 Roselle Street, San Diego, California 92121.

		Percentage of Shares
		Beneficially Owned

	Number of Shares	Before	After
Name and Address of Beneficial Owner	Beneficially Owned	Offering	Offering

Atlas Venture Associates IV, Inc. and its affiliates(1)	2,068,402	21.32%	15.09%
890 Winter Street, Suite 320
Waltham, MA 02451
BAVP, L.P.(2)	2,046,747	21.09	14.94
950 Tower Lane, Suite 700
Foster City, CA 94404
Sprout Capital VIII, L.P. and its affiliates(3)	1,306,967	13.47	9.54
1 Madison Avenue
New York, NY 10010

		Percentage of Shares
		Beneficially Owned

	Number of Shares	Before	After
Name and Address of Beneficial Owner	Beneficially Owned	Offering	Offering

Index Ventures Associates I Limited and its affiliates(4)	839,818	8.66	6.13
No. 1 Seaton Place, St. Helier
Jersey, Channel Islands JE48YJ
Prospect Venture Partners, L.P.	704,471	7.26	5.14
435 Tasso Street, Suite 200
Palo Alto, CA 94301
Michael Grey(5)	164,945	1.69	1.20
Stephen K. Burley(6)	121,459	1.24	*
W. Todd Myers(7)	0	*	*
Annette North(8)	26,437	*	*
Herbert Mutter(9)	12,500	*	*
Louis C. Bock(2)	2,046,747	21.09	14.94
Jean-François Formela(1)	2,068,402	21.32	15.09
Karin Eastham(10)	12,500	*	*
Christopher Henney(11)	110,215	1.14	*
Vijay Lathi(3)	1,306,967	13.47	9.54
Stelios Papadopoulos(12)	217,801	2.24	1.59
All directors and executive officers as a group (11 persons)(13)	6,087,973	61.67	43.89

*	Represents beneficial ownership of less than 1%.

(1)	Includes 27,734 shares (the “Atlas III Shares”) held by Atlas Venture Fund III, L.P. (“Atlas III”), 602 shares (the “AVE III Shares”) held by Atlas Venture Entrepreneurs’ Fund III, L.P. (“AVE III”), 1,561,529 shares (the “Atlas IV Shares”) held by Atlas Venture Fund IV, L.P. (“Atlas IV”), 453,342 shares (the “Atlas IV-A Shares”) held by Atlas Venture Parallel Fund IV-A, C.V. (“Atlas IV-A”) and 25,195 shares (the “AVE IV Shares”, and together with the Atlas III Shares, the AVE III Shares, the Atlas IV Shares and the Atlas IV-A Shares, the “Shares”) held by Atlas Venture Entrepreneurs’ Fund IV, L.P. (“AVE IV,” and together with Atlas III, AVE III, Atlas IV and Atlas IV-A, the “Funds”). As general partner of certain of the Funds, and by virtue of the Funds’ relationship as affiliated limited partnerships, each of Atlas Venture Associates III, L.P. (“AVA III LP”) and Atlas Venture Associates IV, L.P. (“AVA IV LP”) may also be deemed to beneficially own the Shares. As the general partner of AVA III LP and AVA IV LP, respectively, Atlas Venture Associates III, Inc. (“AVA III Inc.”) and Atlas Venture Associates IV, Inc. (“AVA IV Inc.”) may also be deemed to beneficially own the Shares. AVA III LP, AVA IV LP, AVA III Inc. and AVA IV Inc. disclaim beneficial ownership of the Shares except to the extent of their pecuniary interest therein. In their capacities as directors of AVA III Inc. and AVA IV Inc. each of Messrs. Axel Bichara, Jean-Francois Formela and Christopher Spray may be deemed to beneficially own the Shares. Each of Messrs. Bichara, Formela and Spray disclaim beneficial ownership of the Shares except to the extent of his pecuniary interest therein.

(2)	The voting and disposition of the shares held by BAVP, L.P. is determined by the sole managing member of BA Venture Partners VI, LLC, the ultimate general partner of BAVP, L.P. Louis C. Bock is a member of our board of directors and one of four managing members of BA Venture Partners VI, LLC. As such, he may be deemed to share voting and investment power with respect to these shares beneficially owned by BA Venture Partners IV, Inc. Mr. Bock disclaims beneficial ownership of these shares, except to the extent of his proportionate pecuniary interest therein. Mr. Bock disclaims beneficial ownership of the securities beneficially owned by BA Venture Partners VI, LLC, and has advised us that the beneficial ownership of these securities should not be attributed to him.

(3)	Includes 1,157,266 shares held by Sprout Capital VIII, L.P., 69,431 shares held by Sprout Venture Capital, L.P., 21,137 shares held by Sprout Plan Investors, L.P., 55,342 shares held by DLJ ESC II, L.P. and 3,791 shares held by DLJ Capital Corporation. Vijay K. Lathi is a member of our board of directors and is a Managing Director of New Leaf Venture Partners, L.L.C., or NLV. NLV has entered into an agreement with DLJ Capital Corporation, or DLJCC, whereby NLV provides sub-management services for the Sprout investment portfolio. DLJCC is the managing general partner of Sprout Capital VIII, L.P., the general partner of Sprout Venture Capital, L.P., which is affiliated with DLJ LBO Plans Management Corporation, the general partner of DLJ ESC

II, L.P., and of DLJ LBO Plans Management Corporation II, which is the general partner of Sprout Plan Investors, L.P., Mr. Lathi disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these entities.

(4)	Includes 461,235 shares held by Index Ventures I (Jersey) L.P., 292,866 shares held by Index Ventures I (Delaware) L.P., 15,942 shares held by Index Ventures I Parallel Entrepreneur Fund (Jersey) L.P., 64,315 shares held by Index Ventures I GmbH & Co. KG and 5,460 shares held by Index Venture Management SA on behalf of Index Employee Investment Plan.

(5)	Includes 64,945 shares that Mr. Grey has the right to acquire from us within 60 days of December 31, 2005 pursuant to the exercise of stock options.

(6)	Includes 65,728 shares that Dr. Burley has the right to acquire from us within 60 days of December 31, 2005 pursuant to the exercise of stock options.

(7)	Mr. Myers joined as our Chief Financial Officer in December 2005.

(8)	Represents 26,437 shares that Ms. North has the right to acquire from us within 60 days of December 31, 2005 pursuant to the exercise of stock options.

(9)	Mr. Mutter resigned as our Chief Financial Officer in May 2005.

(10)	Includes 10,417 shares that are subject to repurchase by us within 60 days of December 31, 2005 under certain circumstances.

(11)	Includes 32,808 shares that are subject to repurchase by us within 60 days of December 31, 2005 under certain circumstances and 13,050 shares held by Dr. Henney’s two adult children who do not reside with him, over which Dr. Henney has no beneficial ownership or control.

(12)	Includes 11,380 shares that Dr. Papadopoulos has the right to acquire from us within 60 days of December 31, 2005 pursuant to the exercise of stock options. Also includes 170,491 shares held by SGC Partners I L.L.C. Dr. Papadopoulos is a Vice Chairman of SG Cowen & Co., LLC. SG Cowen & Co., LLC is the managing member of SG Capital Partners L.L.C. which is the general partner of SG Merchant Banking Fund L.P. which is the sole member of SGC Partners I LLC. Because of the relationship, SGC Partners I LLC may be deemed to be an affiliate of SG Cowen & Co., LLC. Dr. Papadopoulos disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein, if any.

(13)	Includes the shares referred to in footnotes (5), (6), (7), (8), (9), (10), (11) and (12) above.

Description of Capital Stock
Upon completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 75,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.
The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.
Common Stock
     Outstanding Shares
Based on 854,160 shares of common stock outstanding as of December 31, 2005, the conversion of all outstanding shares of preferred stock, including shares of Series B preferred stock issued in December 2005 pursuant to irrevocable commitments made under our April 2005 Series B preferred stock purchase agreement, into 8,346,316 shares of common stock upon the completion of this offering, the issuance of 500,000 shares of our common stock upon the completion of this offering upon the automatic conversion of a $6.0 million convertible note at the assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus), the issuance of 2,692 shares of our common stock upon the completion of this offering from the net exercise of a warrant at the assumed initial public offering price of $12.00 per share, the issuance of 4,000,000 shares of common stock in this offering, and no exercise of options or warrants, there will be 13,703,168 shares of common stock outstanding upon completion of this offering.
As of December 31, 2005, there were 1,146,686 shares of common stock subject to outstanding options under our 2000 equity incentive plan and 195,629 shares of common stock subject to outstanding warrants, excluding the warrant that will be net exercised for 2,692 shares of our common stock at the assumed initial public offering price of $12.00 per share and terminate upon the completion of this offering.
As of December 31, 2005, we had approximately 210 record holders of our common stock.
     Voting Rights
Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election.
     Dividends
Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
     Liquidation
In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

     Rights and Preferences
Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate in the future.
     Fully Paid and Nonassessable
All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.
Preferred Stock
Upon the closing of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).
Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.
Warrants
As of December 31, 2005, there were outstanding warrants to purchase the following shares of our capital stock:

		Weighted
	# of Shares	Average
	of Common	Exercise Price
	Stock After	After This
Description	This Offering	Offering

Series B Preferred Stock(1)	77,030	$9.42
Common Stock	118,599	$1.67

Total:	195,629	$4.72

(1)	Excludes the warrant that will be net exercised for 2,692 shares of our common stock at the assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus) and terminate upon the completion of this offering.
In July 2002, in connection with a line of credit agreement, we issued three warrants to two lenders to purchase approximately $300,000 of (i) shares of our then outstanding Series C preferred stock, at an initial exercise price of $8.45 per share, subject to adjustment, or (ii) shares of preferred stock issued in a subsequent qualified equity financing at a price per share less than $8.45, as adjusted, with the exercise price of the warrants to be adjusted in such event to the price per share of the shares of preferred stock issued in the subsequent qualified equity financing. These warrants are exercisable through July 2012. In December 2005, these warrants were adjusted pursuant to their terms to become exercisable for shares of our Series B preferred stock at an exercise price of $4.71 per share. These warrants will become exercisable for an aggregate of 31,846 shares of our common stock, at an exercise price of $9.42 per share, upon completion of this offering.

In July 2005, we issued warrants to purchase an aggregate of 115,000 shares of our common stock to two former employees at an exercise price of $1.00 per share with a five year term.
In September 2005, in connection with our line of credit and equipment financing agreement, we issued two warrants to two lenders to purchase an aggregate of 40,763 shares of our Series B preferred stock, at an initial exercise price of $4.71 per share. These warrants are exercisable through September 2015. These warrants will become exercisable for an aggregate of 20,381 shares of our common stock, at an exercise price of $9.42 per share, upon completion of this offering.
In December 2005, in connection with our line of credit and equipment financing agreement, we issued two additional warrants to the lenders to purchase an aggregate of 49,607 shares of our Series B preferred stock, at an initial exercise price of $4.71 per share. These warrants are exercisable through December 2015. These warrants will become exercisable for an aggregate of 24,803 shares of our common stock, at an exercise price of $9.42 per share, upon completion of this offering.
The remaining two warrants to purchase an aggregate of 3,599 shares of our common stock were issued to a lender in connection with a credit arrangement and to a service provider in connection with an executive recruiting agreement, and currently have exercise prices of $28.46 per share and $13.44 per share, respectively. These warrants expire in 2007 and 2011, respectively.
Each of these warrants has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock at the time of exercise of the warrant after deduction of the aggregate exercise price. Each of these warrants also contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reclassifications and other enumerated events.
The holders of certain of these warrants are entitled to registration rights under our amended and restated investor rights agreement, as described in “—Registration Rights” below.
Convertible Promissory Note
In December 2004, we issued an amended and restated convertible promissory note in a private placement to Millennium Pharmaceuticals, Inc. (as successor in interest to mHOLDINGS Trust) in the aggregate principal amount of $6.0 million. No interest accrues on the principal unless a payment towards the principal becomes overdue. The full principal amount of the note will automatically convert into shares of our common stock upon the closing of an initial public offering at a conversion price equal to the price per share to the public in the offering. Upon completion of this offering, this note will automatically convert into 500,000 shares of common stock assuming an initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus).
Registration Rights
Under an amended and restated investor rights agreement, following the completion of this offering, the holders of 8,346,316 shares of common stock, the holder of 500,000 shares of our common stock issuable upon the completion of this offering upon the automatic conversion of $6.0 million convertible note at the assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus) and the holders of warrants to purchase 47,519 shares of common stock have the right to require us to register their shares with the SEC so that those shares may be publicly resold, or to include their shares in any registration statement we file.

     Demand Registration Rights
At any time beginning 180 days after the completion of this offering, the holders of at least 66 2/3% of the shares having registration rights have the right to demand that we file up to two registration statements, subject to specified exceptions.
     Form S-3 Registration Rights
If we are eligible to file a registration statement on Form S-3, holders of shares having registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $1,000,000, subject to specified exceptions.
     “Piggyback” Registration Rights
If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, but not below 35% of the total number of shares included in the registration statement, except for this offering in which the underwriters have excluded any sales by existing investors.
     Expenses of Registration
We will pay all expenses relating to up to two demand registrations, all Form S-3 registrations and all piggyback registrations, other than underwriting discounts and commissions. However, we will not pay for the expenses of any demand registration if the request is subsequently withdrawn by the stockholders initiating the demand registration, subject to specified exceptions.
     Expiration of Registration Rights
The registration rights described above will expire five years after the completion of this offering.
Delaware Anti-Takeover Law and Provisions of our Amended and Restated Certificate of Incorporation and Bylaws
     Delaware Anti-Takeover Law
We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
     Amended and Restated Certificate of Incorporation and Bylaws
Provisions of our amended and restated certificate of incorporation and bylaws, which will become effective upon the completion of this offering, may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and bylaws:

•	permit our board of directors to issue up to 5,000,000 shares of preferred stock, with such rights, preferences and privileges as they may designate (including the right to approve an acquisition or other change in our control);

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide our board of directors into three classes;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice;

•	do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election); and

•	provide that special meetings of our stockholders may be called only by the chairman of the board, our chief executive officer or by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors.
The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of our then outstanding common stock.

Nasdaq National Market Listing
We are applying to have our common stock included for quotation on the Nasdaq National Market under the symbol “SGXP.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation. The transfer agent and registrar’s address is 1745 Gardena Avenue, Glendale, CA 91204-2991.

Shares Eligible for Future Sale
Immediately prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for our common stock as well as our ability to raise equity capital in the future.
Based on the number of shares of common stock outstanding as of December 31, 2005, upon completion of this offering, 13,703,168 shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option and no exercise of options or warrants other than the warrant that will be net exercised for 2,692 shares of our common stock, at the assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus), upon completion of this offering. All of the shares sold in this offering will be freely tradable unless held by an affiliate of ours. Except as set forth below, the remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements. These remaining shares will generally become available for sale in the public market as follows:

•	no restricted shares will be eligible for immediate sale upon the completion of this offering;

•	8,651,342 restricted shares, less shares subject to a repurchase option in our favor tied to the holders’ continued service to us, which will be eligible for sale upon lapse of the repurchase option, will be eligible for sale upon expiration of lock-up agreements 180 days after the date of this prospectus; and

•	the remaining 1,051,827 restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods, but could be sold earlier if the holders exercise any available registration rights.

Rule 144
In general, under Rule 144 under the Securities Act, as in effect on the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 137,031 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 144(k)
Under Rule 144(k) under the Securities Act as in effect on the date of this prospectus, a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Approximately 1,445,893 shares of our common stock will qualify for resale under Rule 144(k) within 180 days of the date of this prospectus.
Rule 701
Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.
However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” and will become eligible for sale at the expiration of those agreements.
Lock-Up Agreements
We, along with our directors, executive officers and holders of substantially all of our outstanding capital stock, options, warrants and other convertible securities, have agreed with the underwriters that for a period of 180 days following the date of this prospectus, we or they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for shares of common stock, subject to specified exceptions. CIBC World Markets Corp. and Piper Jaffray & Co. on behalf of the underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. We have been advised by CIBC World Markets Corp. and Piper Jaffray & Co. that, when determining whether or not to release shares from the lock-up agreements, they will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time. There are no agreements between CIBC World Markets Corp., Piper Jaffray & Co. and any of our stockholders, optionholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. All of these lock-up agreements are subject to limited extension under certain circumstances to allow analysts to publish reports about us.
Registration Rights
Upon completion of this offering, the holders of 8,346,316 shares of our common stock and the holder of 500,000 shares of our common stock issuable upon the completion of this offering upon the automatic conversion of a $6.0 million convertible note at the assumed initial public offering price of $12.00 per share (the midpoint of the range on the front cover of this prospectus) and the holders of warrants to purchase an aggregate of 47,519 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of any such registration. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. See “Description of Capital Stock—Registration Rights.”
Equity Incentive Plans
We intend to file with the SEC a registration statement under the Securities Act covering the shares of common stock reserved for issuance under our 2000 equity incentive plan, our 2005 equity incentive plan, our 2005 non-employee directors’ stock option plan, and our 2005 employee stock purchase plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the 180-day lock-up arrangement described above, if applicable.

Underwriting
We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Piper Jaffray & Co. and JMP Securities LLC are acting as the representatives of the underwriters.
The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters’ obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

Underwriter	Number of Shares

CIBC World Markets Corp.
Piper Jaffray & Co.
JMP Securities LLC

Total	4,000,000

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.
The shares should be ready for delivery on or about                     , 2005 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $           per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $           per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.
We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 600,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $                    and the total proceeds to us will be $                    . The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter’s initial amount reflected in the foregoing table.
The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

		Total Without	Total With Full
		Exercise of Over-	Exercise of Over-
	Per Share	Allotment Option	Allotment Option

SGX	$	$	$
We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $2,000,000.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

We, our officers and directors and substantially all of our other stockholders have agreed to a 180-day “lock-up” with respect to our shares of common stock and other of our securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp. and Piper Jaffray & Co. The 180-day lock-up period is subject to extension if (i) during the last 17 days of the lock-up period we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions imposed in these lock-up agreements shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event. The lock-up provisions do not prevent us from selling shares under any trading plan under Rule 10b5-1 of the Securities and Exchange Act of 1934, as amended. The lock-up provisions do not prevent security holders from transferring their shares or other securities as gifts, to a trust for the benefit of themselves of member of their immediate family, for corporations to wholly-owned subsidiaries, for limited liability companies to their members or affiliated limited liability companies or for partnerships to their partners or affiliated partnerships, provided in each case, that the transferee of such shares of other securities agree to be locked-up to the same extent as the security holder from whom they received the shares.
Entities affiliated with certain of our principal stockholders have indicated potential interest in purchasing shares of common stock in this offering. However, because these potential indications of interest are not binding agreements or commitments to purchase, any or all of these stockholders may elect not to purchase any shares in this offering.
The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.
There is no established trading market for the shares. The offering price for the shares has been determined by us and the representatives, based on the following factors:

•	the history and prospects for the industry in which we compete;

•	our past and present operations;

•	our historical results of operations;

•	our prospects for future business and earning potential;

•	our management;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of securities of generally comparable companies;

•	the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us; and

•	other factors deemed to be relevant.
Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions—The representative may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions—The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

•	Penalty bids—If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

•	Passive market making—Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.
Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.
In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, which we refer to each as a relevant state, each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that member state, which we refer to as the relevant implementation date, it has not made and will not make an offer of shares to the public in that relevant member state, except that it may, with effect from and including the relevant implementation date, make an offer of shares to the public in that relevant member state:

(a)	in the period beginning on the date of publication of a prospectus in relation to the shares, which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b)	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in shares;

(c)	at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d)	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each relevant member state.
Each underwriter has represented, warranted and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied with and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.
The shares offered pursuant to this prospectus will not be offered, directly or indirectly, to the public in Switzerland and this prospectus does not constitute a public offering prospectus as that term is understood pursuant to Article 652a or Article 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares being offered pursuant to this prospectus on the SWX Swiss Exchange or on any other regulated securities market, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the relevant listing rules. The shares being offered pursuant to this prospectus have not been registered with the Swiss Federal Banking Commission as foreign investment funds, and the investor protection afforded to acquirers of investment fund certificates does not extend to acquirers of securities.
The offering is exclusively conducted under applicable private placement exemptions and therefore it has not been and will not be notified to, and this document or any other offering material relating to the shares has not been and will not be approved by, the Belgian Banking, Finance and Insurance Commission (“Commission bancaire, financière et des assurances/ Commissie voor het Bank, Financie en Assurantiewezen”). Any representation to the contrary is unlawful.
Each underwriter has undertaken not to offer sell, resell, transfer or deliver, or to take any steps thereto, directly or indirectly, any shares, and not to distribute or publish this document or any other material relating to the shares or to the offering in a manner which would be construed as: (a) a public offering under the Belgian Royal Decree of July 7, 1999 on the public character of financial transactions; or (b) an offering of securities to the public under Directive 2003/71/ EC which triggers an obligation to publish a prospectus in Belgium. Any action contrary to these restrictions will cause the recipient and us to be in violation of the Belgian securities laws.
The offering of the shares offered hereby in Italy has not been registered with the Commissione Nazionale per la Società e la Borsa, or CONSOB, pursuant to Italian securities legislation and, accordingly, the shares offered hereby cannot be offered, sold or delivered in the Republic of Italy nor may any copy of this prospectus or any other document relating to the shares offered hereby be distributed in Italy other than to professional investors (operatori qualificati) as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998 as subsequently amended. Any offer, sale or delivery of the shares offered hereby or distribution of copies of this prospectus or any other document relating to the shares offered hereby in Italy must be made:

(a)	by an investment firm, bank or intermediary permitted to conduct such activities in Italy in accordance with Legislative Decree No. 58 of February 24, 1998 and Legislative Decree No. 385 of September 1, 1993, which we refer to as the Banking Act;

(b)	in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy; and

(c)	in compliance with any other applicable laws and regulations and other possible requirements or limitations which may be imposed by Italian authorities.
Investors are advised to contact their legal, financial or tax advisers to obtain an independent assessment of the financial and tax consequences of an investment in the shares.

Legal Matters
The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley Godward LLP, San Diego, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California. Cooley Godward LLP and GC&H Investments, LLC, an investment partnership composed of certain partners and persons associated with Cooley Godward LLP, will beneficially own approximately 7,094 shares, or approximately 0.05%, of our common stock (on an as-converted basis) upon the completion of this offering.
Experts
Ernst & Young LLP, independent registered public accounting firm, have audited our consolidated financial statements at December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004, as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
Where You Can Find More Information
We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information with respect to SGX and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.
Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also maintain a website at http://www.sgxpharma.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not part of this prospectus.

SGX Pharmaceuticals, Inc.
Index to Financial Statements

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003 and 2004 and September 30, 2005 (unaudited)	F-3
Consolidated Statements of Operations for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005 (unaudited)	F-4
Consolidated Statements of Stockholders’ Deficit for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2005 (unaudited)	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005 (unaudited)	F-8
Notes to Consolidated Financial Statements	F-9

Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
SGX Pharmaceuticals, Inc.
We have audited the accompanying consolidated balance sheets of SGX Pharmaceuticals, Inc. as of December 31, 2003 and 2004 and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of SGX Pharmaceuticals, Inc., at December 31, 2003 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
San Diego, California
April 3, 2005,
except for paragraphs 3 through 6 of Note 10 as to which the date is
April 21, 2005 and paragraph 5 of Note 1 as to which the date is
January 3, 2006

SGX Pharmaceuticals, Inc.
Consolidated Balance Sheets
(in thousands, except par value and share data)

				Pro Forma
	December 31,			Stockholders’
			September 30,	Equity at
	2003	2004	2005	September 30, 2005

			(unaudited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$13,635	$11,512	$7,207
Accounts receivable	2,081	919	710
Prepaid expenses and other current assets	1,169	1,229	2,113

Total current assets	16,885	13,660	10,030
Property and equipment, net	13,285	9,663	7,256
Goodwill and intangible assets, net	3,820	3,615	3,482
Other assets	1,953	1,394	1,940

Total assets	$35,943	$28,332	$22,708

Liabilities and stockholders’ deficit

Current liabilities:
Accounts payable	$900	$652	$1,827
Accrued liabilities and other current liabilities	4,298	2,866	2,761
Accrued liability for the acquisition of Troxatyl	–	1,000	–
Current portion of line of credit	3,851	2,958	5,416
Note payable	1,981	–	–
Bridge notes payable	–	13,154	–
Deferred revenue	4,813	1,664	1,231

Total current liabilities	15,843	22,294	11,235
Deferred rent	293	266	193
Line of credit, net of current portion	3,655	1,308	–
Deferred revenue, long-term	1,890	2,396	2,821
Note payable, net of current portion	4,000	6,000	6,000	$–
Redeemable convertible preferred stock, par value $.001; Authorized shares— 18,245,351 and 34,391,054 at December 31, 2003 and 2004, respectively, and 19,000,000 at September 30, 2005 (unaudited); issued and outstanding shares 2,154,004 and 1,765,900 at December 31, 2003 and 2004, respectively, and 15,192,354 at September 30, 2005 (unaudited); aggregate liquidation preference and redemption amount— $90,114 and $75,690 at December 31, 2003 and 2004, respectively, and $41,000 at September 30, 2005 (unaudited)	88,306	74,850	40,254	–
Stockholders’ deficit:
Common stock, par value $.001; Authorized shares— 27,000,000 and 35,000,000 at December 31, 2003 and 2004, respectively, and 50,000,000 at September 30, 2005 (unaudited); issued and outstanding shares— 427,156 and 500,436 at December 31, 2003 and 2004, respectively, and 650,793 at September 30, 2005 (unaudited); 8,746,957 shares of outstanding pro forma (unaudited)	1	1	1	9
Notes receivable from stockholders	(1,997)	(138)	(57)	(57)
Additional paid-in capital	11,226	27,120	99,560	145,806
Deferred compensation	(590)	–	(7,791)	(7,791)
Accumulated deficit	(86,684)	(105,765)	(129,508)	(129,508)

Total stockholders’ deficit	(78,044)	(78,782)	(37,795)	$8,459

Total liabilities and stockholders’ deficit	$35,943	$28,332	$22,708

See accompanying notes.

SGX Pharmaceuticals, Inc.
Consolidated Statements of Operations
(in thousands, except per share data)

				Nine Months Ended
	Years Ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(unaudited)
Revenue:
Grants	$350	$3,344	$6,380	$3,152	$451
Grants— subcontractor reimbursements	–	4,599	4,976	3,460	4,376
Collaborations and commercial agreements	2,986	10,135	15,941	11,819	9,923

Total revenue	3,336	18,078	27,297	18,431	14,750
Expenses:
Research and development	25,573	28,587	31,444	27,954	27,610
General and administrative	10,122	7,353	6,719	4,818	9,401
In-process technology	–	–	4,000	–	–

Total operating expenses	35,695	35,940	42,163	32,772	37,011

Loss from operations	(32,359)	(17,862)	(14,866)	(14,341)	(22,261)
Interest income	622	320	175	123	178
Interest expense	(932)	(1,219)	(669)	(538)	(253)
Interest expense associated with bridge notes	–	–	(3,392)	(732)	(1,188)

Net loss	(32,669)	(18,761)	(18,752)	(15,488)	(23,524)
Accretion to redemption value of redeemable convertible preferred stock	(329)	(329)	(329)	(247)	(219)

Net loss attributable to common stockholders	$(32,998)	$(19,090)	$(19,081)	$(15,735)	$(23,743)

Basic and diluted net loss per share attributable to common stockholders:
Historical	$(78.94)	$(44.92)	$(39.84)	$(33.69)	$(43.09)

Pro forma (unaudited)			$(10.00)		$(4.03)

Shares used to compute basic and diluted net loss per share attributable to common stockholders:
Historical	418	425	479	467	551

Pro forma (unaudited)			1,909		5,895

See accompanying notes.

SGX Pharmaceuticals, Inc.
Consolidated Statements of Stockholders’ Deficit
Years Ended December 31, 2002, 2003 and 2004 and the Nine Months Ended September 30, 2005 (unaudited)
(in thousands, except share data)

	Common Stock			Notes			Accumulated
				Receivable	Additional		Other		Total
		Earnout		from	Paid-In	Deferred	Comprehensive	Accumulated	Stockholders’
	Shares	Shares	Amount	Stockholders	Capital	Compensation	Income (Loss)	Deficit	Deficit

Balance at December 31, 2001	346,111	42,646	$1	$(1,116)	$7,443	$(2,612)	$(2)	$(34,596)	$(30,882)
Issuance of warrant to lender	–	–	–	–	212	–	–	–	212
Issuance of common stock upon exercise of stock options	74,473	–	–	(970)	1,001	–	–	–	31
Repurchase of unvested restricted stock	(18,718)	–	–	113	(326)	210	–	–	(3)
Repayment of notes receivable from stockholders	–	–	–	101	–	–	–	–	101
Accrued interest on notes receivable from stockholders	–	–	–	(117)	–	–	–	–	(117)
Deferred compensation for issuance of equity instruments	–	–	–	–	758	(758)	–	–	–
Stock-based compensation, including amortization of deferred compensation	–	–	–	–	246	1,511	–	–	1,757
Release of earnout shares upon achievement of milestones	28,431	(28,431)	–	–	1,778	–	–	–	1,778
Cancellation of unearned earnout shares	–	(14,215)	–	–	–	–	–	–	–
Issuance cost incurred in equity financing	–	–	–	–	(118)	–	–	–	(118)
Deemed dividend and accretion to redemption value of redeemable convertible preferred stock	–	–	–	–	–	–	–	(329)	(329)
Unrealized gain on available–for–sale securities	–	–	–	–	–	–	2	–	2
Net loss	–	–	–	–	–	–	–	(32,669)	(32,669)

Comprehensive loss	–	–	–	–	–	–	–	–	(32,667)

Balance at December 31, 2002	430,297	–	1	(1,989)	10,994	(1,649)	–	(67,594)	(60,237)
Issuance of warrant to lender	–	–	–	–	15	–	–	–	15
Issuance of common stock upon exercise of stock options	307	–	–	–	5	–	–	–	5
Repurchase of unvested restricted stock	(7,077)	–	–	91	(86)	–	–	–	5
Issuance of common stock to former employee	3,629	–	–	–	–	–	–	–	–
Repayment of notes receivable from stockholders	–	–	–	25	–	–	–	–	25
Accrued interest on notes receivable from stockholders	–	–	–	(124)	–	–	–	–	(124)
Deferred compensation for issuance of equity instruments	–	–	–		57	(57)	–	–	–
Stock-based compensation, including amortization of stock-based compensation	–	–	–	–	123	1,116	–	–	1,239
Write-off of issuance costs incurred in equity financing	–	–	–	–	118	–	–	–	118
Deemed dividend and accretion to redemption value of redeemable convertible preferred stock	–	–	–	–	–	–	–	(329)	(329)
Net loss and comprehensive loss	–	–	–	–	–	–	–	(18,761)	(18,761)

Balance at December 31, 2003	427,156	–	$1	$(1,997)	$11,226	$(590)	$–	$(86,684)	$(78,044)

SGX Pharmaceuticals, Inc.
Consolidated Statements of Stockholders’ Deficit (continued)
Years Ended December 31, 2002, 2003 and 2004 and the Nine Months Ended September 30, 2005 (unaudited)
(in thousands, except share data)

	Common Stock			Notes			Accumulated
				Receivable	Additional		Other		Total
		Earnout		from	Paid-In	Deferred	Comprehensive	Accumulated	Stockholders’
	Shares	Shares	Amount	Stockholders	Capital	Compensation	Income (Loss)	Deficit	Deficit

Balance at December 31, 2003	427,156	–	$1	$(1,997)	$11,226	$(590)	$–	$(86,684)	$(78,044)
Issuance of common stock upon exercise of stock options	11,196	–	–	–	62	–	–	–	62
Repurchase of unvested restricted stock	(744)	–	–	–	(10)	–	–	–	(10)
Repurchase of common stock in exchange for settlement of notes and accrued interest from stockholders	(131,224)	–	–	1,764	(1,764)	–	–	–	–
Forgiveness of a portion of principal on notes and accrued interest on note settlement	–	–	–	131	651	–	–	–	782
Repayment of notes receivable from stockholders	–	–	–	42	–	–	–	–	42
Accrued interest on notes receivable from stockholders	–	–	–	(78)	–	–	–	–	(78)
Deferred compensation for issuance of equity instruments	–	–	–		6	(6)	–	–	–
Amortization of stock-based compensation	–	–	–	–	(147)	596	–	–	449
Issuance costs incurred in equity financing	–	–	–	–	(166)	–	–	–	(166)
Conversion of redeemable preferred stock into common stock for non- participation in the bridge financing	194,052	–	–	–	13,785	–	–	–	13,785
Issuance of warrants to bridge note lenders	–	–	–	–	3,477	–	–	–	3,477
Deemed dividend and accretion to redemption value of redeemable convertible preferred stock	–	–	–	–	–	–	–	(329)	(329)
Net loss and comprehensive loss	–	–	–	–	–	–	–	(18,752)	(18,752)

Balance at December 31, 2004	500,436	–	$1	$(138)	$27,120	$–	$–	$(105,765)	$(78,782)

SGX Pharmaceuticals, Inc.
Consolidated Statements of Stockholders’ Deficit (continued)
Years Ended December 31, 2002, 2003 and 2004 and the Nine Months Ended September 30, 2005 (unaudited)
(in thousands, except share data)

	Common Stock			Notes			Accumulated
				Receivable	Additional		Other		Total
		Earnout		from	Paid-In	Deferred	Comprehensive	Accumulated	Stockholders’
	Shares	Shares	Amount	Stockholders	Capital	Compensation	Income (Loss)	Deficit	Deficit

Balance at December 31, 2004	500,436	–	$1	$(138)	$27,120	$–	$–	$(105,765)	$(78,782)
Issuance of common stock upon exercise of stock options	51,713	–	–	–	1	–	–	–	1
Conversion of preferred stock into common stock for non- participation in the Series B financing	28,729	–	–	–	1,233	–	–	–	1,233
Repayment of notes receivable from stockholders	–	–	–	81	–	–	–	–	81
Deferred compensation for issuance of equity instruments	–	–	–	–	14,491	(14,491)	–	–	–
Amortization of stock-based compensation	–	–	–	–	–	7,354	–	–	7,354
Repurchase of unvested restricted stock	(85)	–	–	–	(3)	–	–	–	(3)
Issuance of restricted stock	70,000	–	–	–	654	(654)	–	–	–
Issuance of equity instruments to former employees and consultants	–	–	–	–	1,309	–	–	–	1,309
Issuance of warrants to lenders	–	–	–	–	225	–	–	–	225
Deemed dividend and accretion to redemption value of redeemable convertible preferred stock	–	–	–	–	–	–	–	(219)	(219)
Reduction of redemption value on redeemable preferred stock	–	–	–	–	54,530	–	–	–	54,530
Net loss and comprehensive loss	–	–	–	–	–	–	–	(23,524)	(23,524)

Balance at September 30, 2005 (unaudited)	650,793	–	$1	$(57)	$99,560	$(7,791)	$–	$(129,508)	$(37,795)

See accompanying notes.

SGX Pharmaceuticals, Inc.
Consolidated Statements of Cash Flows
(in thousands)

				Nine Months Ended
	Years Ended December 31,			September 30,

	2002	2003	2004	2004	2005

				(unaudited)
Operating activities:
Net loss	$(32,669)	$(18,761)	$(18,752)	$(15,488)	$(23,524)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,327	5,110	5,002	3,766	3,178
Imputed interest expense on convertible debenture	291	239	18	18	–
Stock-based compensation	1,757	1,239	449	387	8,663
Compensation related to earnout shares	1,778	–	–	–	–
Amortization of discount on warrants	41	84	64	48	47
Amortization of discount on warrants associated with bridge notes	–	–	2,753	553	727
Deferred rent	42	169	(27)	(25)	(73)
Non-cash receipt of fixed assets	(350)	–	–	–	–
Accrual of interest on notes receivable from stockholders	(117)	(124)	(78)	(57)	–
Accrual of interest on bridge notes payable	–	–	467	121	411
Forgiveness of principal and accrued interest on note settlement	–	–	782	–	–
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(281)	(2,185)	1,102	(1,260)	(489)
Accrued interest on marketable securities	70	–	–	–	–
Accounts payable and accrued liabilities	(3,657)	1,968	(680)	(483)	(116)
Deferred revenue	187	5,865	(2,643)	(1,134)	(8)
Other assets	(806)	84	559	542	(546)

Net cash used in operating activities	(29,387)	(6,312)	(10,984)	(13,012)	(11,730)

Investing activities:
Purchases of property and equipment, net	(5,327)	(1,313)	(1,175)	(1,158)	(638)
Purchase of short term investments	(20,093)	–	–	–	–
Sale and maturity of short-term investments	30,002	–	–	–	–

Net cash provided by (used in) investing activities	4,582	(1,313)	(1,175)	(1,158)	(638)

Financing activities:
Proceeds from lines of credit and notes payable	9,952	1,302	643	642	4,000
Principal payments on lines of credit and notes payable	(1,991)	(3,912)	(3,946)	(3,001)	(2,672)
Proceeds from repayment of notes receivable from stockholders	101	25	42	313	81
Issuance of common stock for cash, net of repurchases	28	10	52	(90)	(2)
Issuance of preferred stock, net	(118)	118	(166)	(47)	6,656
Issuance of bridge notes	–	–	13,411	13,411	–

Net cash provided by (used in) financing activities	7,972	(2,457)	10,036	11,228	8,063

Net decrease in cash and cash equivalents	(16,833)	(10,082)	(2,123)	(2,942)	(4,305)
Cash and cash equivalents at beginning of period	40,550	23,717	13,635	13,635	11,512

Cash and cash equivalents at end of period	$23,717	$13,635	$11,512	$10,693	$7,207

Supplemental schedule of cash flow information:
Cash paid for interest	$600	$890	$587	$469	$205

Supplemental schedule of noncash investing and financing activities:
Issuance of common stock for notes receivable	$970	$–	$–	$–	$–

Issuance of warrant related to line of credit	$212	$15	$–	$–	$225

Deferred compensation	$758	$57	$–	$–	$14,491

Conversion of bridge notes and redeemable convertible preferred stock to equity	$–	–	–	$13,785	$54,530

See accompanying notes.

SGX Pharmaceuticals, Inc.
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
(in thousands, except share and per share data)

1.	Organization and Summary of Significant Accounting Policies
     Organization and Business
SGX Pharmaceuticals, Inc. (“SGX” or the “Company”), was incorporated in Delaware on July 16, 1998. SGX is a biotechnology company focused on the discovery, development and commercialization of innovative cancer therapeutics.
     Principles of Consolidation
The consolidated financial statements include the assets, liabilities, and results of operations of the Company and its wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated in consolidation.
     Interim Financial Information
The financial statements as of September 30, 2005 and for the nine months ended September 30, 2004 and 2005 are unaudited. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information therein in accordance with U.S. generally accepted accounting principles. The results of operations for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be reported for the year ending December 31, 2005.
     Stock Split
In April 2005, the Company’s board of directors authorized a .126453-for-1 reverse stock split for all outstanding preferred and common shares. All share information has been retroactively restated to reflect the reverse stock split.
On January 3, 2006, the Company’s board of directors and stockholders authorized a 1-for-2 reverse stock split of the common stock that was effected on January 3, 2006. As a result, each share of the Company’s outstanding preferred stock is convertible into one-half of a share of the Company’s common stock. All common share information has been retroactively restated to reflect the 1-for-2 reverse stock split.
     Reclassification
Certain prior year amounts have been reclassified to conform to the current year presentation.
     Unaudited Pro Forma Stockholders’ Equity
The Company’s board of directors has authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in an initial public offering. Upon the closing of the initial public offering, all of the shares of preferred stock will be converted into 7,596,164 shares of common stock. The unaudited pro forma stockholders’ equity reflects the conversion of all outstanding preferred stock into common stock as if such conversion had occurred at September 30, 2005. In addition to the conversion of preferred stock upon an initial public offering, the unaudited pro forma stockholders’ equity at September 30, 2005 reflects the conversion of a note payable balance of $6,000 into 500,000 shares of

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
common stock based on an assumed public offering price of $12.00 per share as if such conversion had occurred at September 30, 2005.
     Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of less than three months when purchased to be cash equivalents. Cash equivalents are recorded at cost, which approximate market value.
     Stock-Based Compensation
The Company has elected to follow Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related Interpretations in accounting for its employee and director stock options. Under APB 25, if the exercise price of the Company’s employee and director stock options equals or exceeds the estimated fair value of the underlying stock on the date of grant, no compensation expense is recognized.
Options or stock awards issued to non-employees are recorded at their fair value as determined in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), and Emerging Issues Task Force (“EITF”) 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and are periodically revalued as the options vest and are recognized as expense over the related service period.
The Company’s board of directors estimates the fair value of the Company’s common stock for purposes of establishing exercise prices of stock options. Given the absence of an active market for the Company’s common stock through 2004, the board of directors considered, among other factors, the liquidation preferences, anti-dilution protection and voting preferences of the preferred stock over the common stock in determining the estimated fair value of the common stock for purposes of establishing the exercise prices for stock option grants.
In preparation for an initial public offering, the Company has revised its estimate of the fair value for financial reporting purposes of common stock for the last six months of 2004 and the nine months ended September 30, 2005. This valuation was done retrospectively by management, a related party, and the Company did not obtain contemporaneous valuations from an independent valuation specialist. In reassessing the value of common stock in 2004 and 2005, the Company considered the price it received in April 2005 for its Series B preferred stock of $4.71 per share ($9.42 per share on an assumed converted basis), since this was an arms-length transaction. Starting on July 1, 2004, the Company reduced the value originally attributed to the preferences on the Series B preferred stock to 10% of the price of the preferred stock. Accordingly, the Company estimated the fair value of the common stock to be 90% of the Series B preferred stock price, or $4.24 per share ($8.48 per share on an assumed converted basis). The Company kept this value constant until April 2005, when the Company steadily increased the estimated fair value to $14.06 per common share based on an assessment of market considerations, including discussions with the underwriters in the initial public offering. Furthermore, the Company believes this valuation approach is consistent with valuation methodologies applied to other similar companies for financial reporting purposes pursuing an initial public offering.
The Company recorded deferred stock compensation, net of forfeitures, for employee and non-employee directors stock option and restricted stock grants within stockholders’ deficit of $0 in 2004 and $15,145 in the nine months ended September 30, 2005, which represents the difference between the revised fair value of

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
the common stock for financial reporting purposes and the option exercise price at the date of grant. The weighted-average exercise price and the weighted-average revised fair value were $1.00 and $13.18 for the options granted during the nine months ended September 30, 2005, respectively. Deferred compensation will be amortized to expense over the vesting period of the related options using an accelerated method in accordance with FASB Interpretation (“FIN”) No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans.
The Company recorded amortization of deferred stock compensation of $449 during the year ended December 31, 2004 and $7,354, during the nine months ended September 30, 2005. The expected future amortization expense for deferred stock compensation for stock option grants is as follows:

For the Years Ending December 31,

2005	$9,179
2006	4,138
2007	1,566
2008	241
2009	21

$15,145

Below is a summary of employee stock option grant and restricted stock award activity, net of forfeitures, and related fair value information for the nine months ended September 30, 2005. There were no employee stock option grants during the period July 1 to December 31, 2004:

			Fair Value of
	Shares	Exercise	Common Stock on	Intrinsic Value
Grant Date	Granted	Price	Date of Grant	Per Share

2005:
May	867,750	$1.00	$10.34	$9.34
June	238,125	$1.00	$12.20	$11.20
July	213,863	$1.00	$14.06	$13.06
August	123,125	$1.00	$14.06	$13.06

Total	1,442,863

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
The table below illustrates the effect on net loss and net loss per share had the Company applied the fair value provisions of SFAS No. 123 to employee stock compensation.

	December 31,			September 30,

	2002	2003	2004	2004	2005

Net loss attributable to common stockholders, as reported	$(32,998)	$(19,090)	$(19,081)	$(15,735)	$(23,743)
Add: Stock-based employee compensation expense included in net loss attributable to common stockholders	759	334	121	91	7,354
Deduct: Stock-based employee compensation determined under the fair value method	(911)	(475)	(262)	(197)	(5,156)

Pro forma net loss attributable to common stockholders	$(33,150)	$(19,231)	$(19,222)	$(15,841)	$(21,545)
Basic and diluted net loss attributable to common stockholders per share, as reported	$(78.94)	$(44.92)	$(39.84)	$(33.69)	$(43.09)

Pro forma basic and diluted net loss attributable to common stockholders per share	$(79.31)	$(45.25)	$(40.13)	$(33.92)	$(39.10)

The fair value of these stock option and restricted stock grants were estimated at the date of grant, using a Black-Scholes option pricing model, using a risk-free interest rate of 3% and the following weighted average assumptions: volatility factor of 63%, dividend yield of 0%; and a weighted-average life of the stock option and restricted stock grants of four years.
The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions. Because the Company’s employee stock option and restricted stock grants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and restricted stock grants.

Property and Equipment
Property and equipment are stated on the basis of cost less accumulated depreciation and amortization. Depreciation and amortization is calculated using the straight–line method over the shorter of the estimated useful lives of the assets (3 1/2 to 15 years) or the term of the applicable lease.

Long-Lived Assets
In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, if indicators of impairment exist, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through the undiscounted future

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the carrying value of the asset to the present value of the expected future cash flows associated with the use of the asset. Although the Company has accumulated losses since inception, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets’ carrying value, and accordingly, the Company has not recognized any impairment losses through December 31, 2004.

Income Taxes
The Company accounts for income taxes using the liability method in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of the Company’s assets and liabilities and are estimated using enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is provided when the Company determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Net Loss Per Share Attributable to Common Stockholders
The Company computes net loss per share attributable to common stockholders in accordance with SFAS No. 128, Earnings Per Share (“SFAS 128”). Under the provisions of SFAS 128, basic net loss per share attributable to common stockholders (“Basic EPS”) is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net loss per share attributable to common stockholders (“Diluted EPS”) is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares and dilutive common share equivalents then outstanding. Common share equivalents consist of the incremental common shares issuable upon the conversion of preferred stock and note payable, shares issuable upon the exercise of stock options and shares issuable upon the exercise of warrants. For the periods presented, Diluted EPS is identical to Basic EPS because common share equivalents, including all of the Company’s preferred stock, note payable, outstanding stock options and outstanding warrants, are excluded from the calculation, as their effect is antidilutive. Had the Company been in a net income position, these securities may have been included in the calculation. These potentially dilutive securities consist of the following on a weighted average basis:

				Nine Months Ended
	Years Ended December 31,			September 30,

	2002	2003	2004	2004	2005

Redeemable convertible preferred stock	1,079,108	1,077,002	993,761	1,030,967	4,866,623
Outstanding common stock options	126,138	139,442	183,881	124,814	791,138
Outstanding warrants	8,596	10,276	10,479	10,422	86,115

Total	1,213,842	1,226,720	1,188,121	1,166,203	5,743,876

The unaudited pro forma basic and diluted net loss per share calculations assume the conversion of all outstanding shares of preferred stock into shares of common stock using the as-if-converted method, as if such conversion had occurred as of January 1, 2004 or, in the case of a portion of the new Series A and the Series B preferred stock, the original issuance date since it was later. The unaudited pro forma basic and diluted net loss per share calculations also assume the conversion of the note payable balance of $6,000 into

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
500,000 shares of common stock based on an assumed public offering price of $12.00 per share as if conversion occurred on or as of January 1, 2004.

Fair Value of Financial Statements
The carrying value of cash equivalents, accounts receivable, accounts payable, accrued expenses and liabilities and notes payable are considered to be reasonable estimates of their respective fair values due to their short-term nature.

Deferred Rent
Rent expense is recorded on a straight-line basis over the term of the lease. The difference between rent expense accrued and amounts paid under the lease agreement is recorded as deferred rent in the accompanying consolidated balance sheets.

Research and Development
Research and development costs are expensed as incurred and consist primarily of costs associated with clinical trials, compensation, including stock-based compensation, and other expenses related to research and development, personnel, facilities costs and depreciation.

Revenue Recognition
The Company’s collaboration agreements and commercial agreements contain multiple elements, including non-refundable upfront fees, payments for reimbursement of research costs, payments for ongoing research, payments associated with achieving specific milestones and, in the case of collaboration agreements, development milestones and royalties based on specified percentages of net product sales, if any. The Company applies the revenue recognition criteria outlined in Staff Accounting Bulletin No. 104, Revenue Recognition and EITF Issue 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). In applying these revenue recognition criteria, the Company considers a variety of factors in determining the appropriate method of revenue recognition under these arrangements, such as whether the elements are separable, whether there are determinable fair values and whether there is a unique earnings process associated with each element of a contract.
Cash received in advance of services being performed is recorded as deferred revenue and recognized as revenue as services are performed over the applicable term of the agreement.
When a payment is specifically tied to a separate earnings process, revenues are recognized when the specific performance obligation associated with the payment is completed. Performance obligations typically consist of significant and substantive milestones pursuant to the related agreement. Revenues from non-refundable milestone payments may be considered separable from funding for research services because of the uncertainty surrounding the achievement of milestones for products in early stages of development. Accordingly, these payments could be recognized as revenue if and when the performance milestone is achieved if they represent a separate earnings process as described in EITF 00-21.
In connection with certain research collaborations and commercial agreements, revenues are recognized from non-refundable upfront fees, which the Company does not believe are specifically tied to a separate earnings process, ratably over the term of the agreement. Research services provided under some of the Company’s

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
agreements are on a fixed fee basis. Revenues associated with long-term fixed fee contracts are recognized based on the performance requirements of the agreements and as services are performed.
Revenues derived from reimbursement of direct out-of-pocket expenses for research costs associated with grants are recorded in compliance with EITF Issue 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent (“EITF 99-19”), and EITF Issue 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred (“EITF 01-14”). According to the criteria established by these EITF Issues, in transactions where the Company acts as a principal, with discretion to choose suppliers, bears credit risk and performs part of the services required in the transaction, the Company records revenue for the gross amount of the reimbursement. The costs associated with these reimbursements are reflected as a component of research and development expense in the statements of operations.
None of the payments that the Company has received from collaborators to date, whether recognized as revenue or deferred, is refundable even if the related program is not successful.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income (Loss)
SFAS No. 130, Reporting Comprehensive Income, requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), including foreign currency translation adjustments and unrealized gains and losses on investments, are to be reported, net of their related tax effect, to arrive at comprehensive income (loss).

Recently Issued Accounting Standards
In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” This statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of unallocated overhead resulting from abnormally low production (or idle capacity), freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges. In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement will be effective for inventory costs during the fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of this statement will have a material impact on its financial condition or results of operations.
On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004),“Share-Based Payment” (“SFAS 123R”) which is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS 123R supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS 123R requires all share-based payments to employees or directors, including

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
grants of employee and director stock options, to be recognized as an expense on the income statement based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123R must be adopted no later than January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. The Company expects to adopt SFAS 123R on January 1, 2006.
As permitted by SFAS 123, the Company currently accounts for share-based payments to employees using the intrinsic value method under APB Opinion No. 25 and, as such, generally recognize no compensation cost for employee stock options issued at fair market value. Accordingly, the adoption of the fair value method under SFAS 123R will have a significant impact on our results of operations, although it will have no impact on the Company’s overall financial position. The impact of adoption of SFAS 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net loss and loss per share in this note 1 to our financial statements.
In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets — An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted beginning January 1, 2006. The Company is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

2.	Balance Sheet Details

Property and Equipment
Property and equipment consist of the following:

		December 31,
	Estimated			September 30,
	Life in Years	2003	2004	2005

				(unaudited)
Lab equipment	5-7	$10,918	$11,851	$12,379
Computers and equipment	3-5	7,381	7,629	7,738
Leasehold improvements	4-15	4,795	4,795	4,935
Furniture	10	411	411	411
Construction in progress	NA	772	766	627

		24,277	25,452	26,090
Accumulated depreciation and amortization		(10,992)	(15,789)	(18,834)

		$13,285	$9,663	$7,256

Total depreciation expense of property and equipment was $4,079, $4,884, and $4,797 for the years ended December 31, 2002, 2003 and 2004, respectively, and $3,612 and $3,045 for the nine months ended September 30, 2004 and 2005, respectively. Cost and accumulated depreciation of assets under equipment lines of credit was $14,338 and $7,442 respectively, at December 31, 2003, $14,980 and $10,562 respectively,

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
at December 31, 2004, and $14,980 and $12,215 respectively, at September 30, 2005. Depreciation of assets under equipment lines of credit is included in depreciation expense.
A majority of the Company’s property and equipment collateralizes the outstanding obligation under the existing line of credit agreements as of December 31, 2004 and September 30, 2005.

Goodwill and Intangible Assets
Intangible assets include the following:

		December 31, 2003

		Gross
	Estimated	Carrying	Accumulated
	Life in Years	Amount	Amortization

Goodwill	Indefinite	$3,914	$(522)
Licenses	3– 5	977	(549)

Total intangible assets		$4,891	$(1,071)

		December 31, 2004

		Gross
	Estimated	Carrying	Accumulated
	Life in Years	Amount	Amortization

Goodwill	Indefinite	$3,914	$(522)
Licenses	3– 5	977	(754)

Total intangible assets		$4,891	$(1,276)

		September 30, 2005
		(unaudited)

		Gross
	Estimated	Carrying	Accumulated
	Life in Years	Amount	Amortization

Goodwill	Indefinite	$3,914	$(522)
Licenses	3– 5	977	(887)

Total intangible assets		$4,891	$(1,409)

The amortization expense of intangible assets, excluding goodwill, for the years ended December 31, 2002, 2003 and 2004 and the nine months ended September 30, 2004 and 2005 was approximately $256, $205, $226, $154 and $133, respectively.
Estimated amortization of intangibles (in thousands) for the years ended:

2005	$176
2006	47
Thereafter	–

$223

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)

3.	Lines of Credit
In July 2002, the Company entered into a line of credit agreement under which it could borrow up to $6,000 to finance equipment. During 2002, the Company borrowed the entire $6,000 of this line of credit in one drawdown. The borrowing under the line of credit bears interest at 9.7% per annum and is collateralized solely by the financed equipment. Principal and interest are payable monthly over 36 months, and the Company is required to make a final balloon payment equal to approximately 5% of the original principal amount of the drawdown.
In September 2002, the Company entered into a line of credit agreement under which it could borrow up to $6,500 to finance equipment. Borrowings under the line of credit bear interest at rates ranging between 9.14% and 10.60% per annum and are collateralized solely by the financed equipment. Principal and interest are payable monthly over either 35 months or 47 months depending on the type of equipment financed. The line of credit requires the Company to execute a letter of credit in favor of the finance company in the amount of $150. As of December 31, 2004, there are no amounts available for future draws under this line of credit.
Future minimum principal payments due on the above equipment lines of credit as of December 31, 2004 are as follows (in thousands):

2005	$2,958
2006	1,029
2007	280
2008	52

Total	$4,319

The Company issued a warrant in connection with the equipment lines of credit, which has an unamortized amount of $53 as of December 31, 2004 and $56 as of September 30, 2005. This amount is offset with the corresponding debt line item in the balance sheet as of December 31, 2004 and September 30, 2005.
In September 2005, the Company entered into a line of credit and equipment financing agreement with Silicon Valley Bank and Oxford Finance Corporation to provide $8.0 million of general purpose working capital financing and $2.0 million of equipment and leasehold improvements financing. The debt bears interest at a rate of approximately 10% per annum and is due in monthly installments over three years. One-half of the proceeds are available to the Company immediately under the line of credit and equipment financing agreements and the remainder becomes available in the fourth quarter of 2005 and the second quarter of 2006 assuming the funding of an additional $7.5 million of Series B proceeds or upon completion of the Company’s proposed initial public offering. In September 2005, the Company borrowed $4.0 million for general purpose working capital under this facility and issued the lenders warrants to purchase an aggregate of 40,763 shares of its Series B preferred stock, with an initial exercise price of $4.71 per share. These warrants will become exercisable for 20,381 shares of common stock at an exercise price of $9.42 per share upon completion of the Company’s proposed initial public offering. Additional warrants may be issued under this facility based upon future draw amounts under the facility. The facility is subject to a “material adverse event” clause and the Company’s cash and cash equivalent accounts are subject to the control of the lenders if a “material adverse event” occurs. In accordance with the provisions of EITF 95-22, “Balance Sheet Classifications of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement” and FASB Technical Bulletin 79-3, “Subjective Acceleration Clauses in Long-Term Debt Agreements”, the Company has classified the

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
borrowings of $4.0 million outstanding under this arrangement as of September 30, 2005 as current in the consolidated balance sheet.
In December 2005, the Company borrowed an additional $4.9 million under the line of credit facility and issued the lenders warrants to purchase an aggregate of 49,607 shares of its Series B preferred stock, with an exercise price of $4.71 per share. These warrants will become exercisable for 24,803 shares of common stock upon completion of the Company’s proposed initial public offering.

4.	Commitments and Collaborative Research and Development Agreements
The Company leases its office and research facilities and certain office equipment under noncancelable operating leases, which expire at various dates from 2005 to 2008. The leases include escalation clauses beginning on the first anniversary of the respective lease and continuing through the end of the leases. The leases require the Company to pay for all maintenance, insurance and property taxes. In addition to a cash security deposit, one of the leases required the Company to execute a letter of credit in favor of its landlord in the amount of $88.
In accordance with the letter of credit agreements, the Company is required to restrict cash equal to the amount of the letters of credit. As of December 31, 2004, restricted cash of $367 was included in cash and cash equivalents since restriction on this amount lapsed in January 2005.
Future minimum lease payments are as follows at December 31, 2004:

2005	$2,194
2006	958
2007	898
2008	707

Total minimum lease payments	$4,757

Rent expense for the years ended December 31, 2002, 2003, and 2004 was $2,065, $1,986 and $2,075, respectively. Rent expense for the nine months ended September 30, 2004 and 2005 was $1,547 and $1,659, respectively.

Bridge Financing
In July and September 2004, the Company entered into a Loan and Security Agreement (the “Loan and Security Agreement”) whereby the Company borrowed from certain preferred stockholders an aggregate principal amount of approximately $13,411 under Secured Convertible Promissory Notes (the “Secured Bridge Notes”) and issued to those preferred stockholders warrants (the “Bridge Warrants”) to purchase shares of common stock of the Company (the “Bridge Financing”). In conjunction with the Bridge Financing, the Company concurrently entered into an Intellectual Property Security Agreement pursuant to which the Company granted and pledged a security interest in its intellectual property and substantially all of the Company’s assets as collateral.
The Secured Bridge Notes had an annual interest rate of 10%. The principal and accrued interest under the Secured Bridge Notes converted into shares of Series A-2 preferred stock in connection with the initial closing of the Series B preferred stock financing. (See Notes 5 and 10)

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
The shares of preferred stock of any preferred stockholder that did not participate at least 50% of their pro rata amount in the Bridge Financing was automatically converted into shares of common stock upon the closing of the Bridge Financing. An aggregate of 388,104 shares of Series A, B, C and D preferred stock were converted into common stock as a result of nonparticipation in the Bridge Financing by certain preferred stockholders. For those preferred stockholders that did participate in the Bridge Financing, their shares of Series A, B, C and D preferred stock were exchanged for shares of Series A-1, B-1, C-1 and D-1 preferred stock, respectively, on a one-for-one basis. As a result, the Company’s outstanding capital stock at December 31, 2004 consisted of common stock, Series A-1, B-1, C-1 and D-1 preferred stock. (See Notes 5 and 10)
The Company determined the fair value of the Bridge Warrants on the grant date, using the Black-Scholes pricing model with a resulting aggregate expense of approximately $1,739, which was recorded against the principal balance and was amortized over the term of the Secured Bridge Notes. Of the debt discount, approximately $1,376 was recognized as interest expense during the year ended December 31, 2004 and $363 for the nine months ended September 30, 2005.
Pursuant to EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, and EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, the Company recorded an additional non-cash charge of approximately $1,739 against the principal balance of the Secured Bridge Notes. This amount represents the difference between the conversion price of the Secured Bridge Notes and the underlying value of the stock issuable upon conversion of the Secured Bridge Notes. Of this noncash charge, approximately $1,376 has been recognized as interest expense during the year ended December 31, 2004 and $363 for the nine months ended September 30, 2005.

Note Payable
In December 2001, the Company entered into a research program agreement with Millennium Pharmaceuticals, Inc. (“Millennium”). Concurrent with the signing of the research program agreement, the Company issued to Millennium a convertible note with a term of three years in exchange for $6,000. As of December 31, 2003, $4,000 of the note was converted into the right to receive common stock upon the closing of an initial public offering at a conversion price equal to the price per share in the offering. This amount has been reclassified from short-term and reflected as a long-term liability in the balance sheet.
During 2004, the Company issued an amended and restated convertible promissory note to Millennium and the remaining balance on the note was converted into the right to receive common stock upon the closing of an initial public offering at a conversion price equal to the price per share in the offering. As the note payable is settled in a variable number of shares upon conversion due to an initial public offering, the Company continues to reflect the amount as a long-term liability until settled in accordance with SFAS No. 150.

Sponsored Research and Drug Discovery Collaboration Agreements with Cystic Fibrosis Foundation Therapeutics, Inc.
In January 2001, the Company entered into a sponsored research agreement with Cystic Fibrosis Foundation Therapeutics, Inc. (“CFFT”), the drug discovery and development arm of the Cystic Fibrosis Foundation. Through December 31, 2004, the Company recognized revenue of $6,439 related to research funding and $775 related to the achievement of five milestones. In July 2005, the Company entered into a new three-year drug discovery collaboration agreement with CFFT. Over the term of the collaboration, CFFT may provide over $15,000 in an upfront payment and in technology access, research payments and research milestones, and the Company will be eligible for clinical development milestones and royalties on product sales.

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)

Collaboration and License Agreement with Eli Lilly and Company
In April 2003, the Company entered into a two-year research and technology agreement with Eli Lilly and Company (“Eli Lilly”). Under the terms of the agreement, the Company has received upfront research and technology fees of $17,750 through September 30, 2005. These payments were initially recorded as deferred revenue and recognized as services were performed pursuant to the agreement.
In April 2005, the research term of the agreement was extended for an additional three years. The Company is entitled to receive research funding of approximately $4,500 per year, approximately $2,250 of which has been received as of September 30, 2005.
In December 2003, the Company also expanded its research and technology agreement with Eli Lilly to provide Eli Lilly with long-term access to its beamline facility at the Advanced Photon Source in Argonne, Illinois, to support Eli Lilly drug discovery programs. Under the terms of the Company’s beamline services agreement with Eli Lilly, the Company generates crystal structure data on Eli Lilly drug targets and compounds in exchange for upfront access fees and maintenance fees paid by Eli Lilly. Upon execution of the agreement, the Company received a $2,000 upfront access fee payment and will receive payments for annual operating costs in future years.

In-Licensing of Troxatyltm
In July 2004, the Company licensed exclusive worldwide rights to Troxatyl from Shire BioChem Inc. (“Shire”). Troxatyl is a novel compound currently in clinical trials for the treatment of acute myelogenous leukemia. Under the terms of the agreement, the Company made an upfront payment of $3,000 and a payment of $1,000 on the one-year anniversary of the agreement. The Company is also required to make up to $17.0 million of contingent milestone payments based on successful development and approval of Troxatyl for the treatment of AML. The Company may also be required to make milestone payments upon the occurrence of other development and regulatory events for solid tumor and other indications, and will be required to make minimum royalty payments based on net sales of up to approximately $10,000 over a four-year period following product launch. The Company has not yet completed clinical development or obtained regulatory approval of Troxatyl for any indication. As a result, no estimate of the amount or timing of any of these other potential payments has been accrued for in the accompanying consolidated financial statements. A one-time charge of $4,000 for purchased in-process research and development related to the upfront and one-year anniversary payments has been reflected in the Statement of Operations for the year ended December 31, 2004, based on the fact that the technology acquired did not have established feasibility and had no alternative future use.

5.	Redeemable Convertible Preferred Stock

Redeemable Convertible Preferred Stock
During the year ended December 31, 2002, 12,400 shares of Series D redeemable preferred stock were cancelled due to being unearned under an earnout agreement. There were no changes to the redeemable

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
convertible preferred stock in 2003. A summary of redeemable convertible preferred stock issued and outstanding as of December 31, 2002 and 2003 is as follows:

		Aggregate Liquidation
	Shares Issued and	Preference and
	Outstanding	Redemption Value

Series A	541,594	$7,709
Series B	809,299	32,000
Series C	673,419	45,000
Series D	129,692	5,405

	2,154,004	$90,114

During the year ended December 31, 2004, the following shares of redeemable convertible preferred stock were converted into shares of common stock for non-participation in the Bridge Financing:

Series A	114,159
Series B	167,684
Series C	69,206
Series D	37,055

Total	388,104

The remaining shares of Series A, B, C and D preferred stock were exchanged for Series A-1, B-1, C-1 and D-1 preferred stock, respectively, on a one-for-one basis upon the closing of the Bridge Financing. A summary of redeemable convertible preferred stock issued and outstanding as of December 31, 2004 was as follows:

		Aggregate Liquidation
	Shares Issued and	Preference and
	Outstanding	Redemption Value

Series A-1	427,435	$6,084
Series B-1	641,615	25,370
Series C-1	604,213	40,375
Series D-1	92,637	3,861

	1,765,900	$75,690

As of December 31, 2004 the Series A-1, B-1, C-1 and D-1 preferred stock are convertible at the option of the holder on a one-for-one basis, subject to adjustment for dilution, into a total of 1,765,900 shares of common stock. In addition, the preferred stock will automatically convert into common shares upon the closing of an underwritten public offering of equity securities which results in a minimum per share purchase price of $16.90 with net proceeds of at least $25,000, or upon a vote of the holders of more than 50% of the preferred stock then outstanding. The holder of each share of preferred stock is entitled to one vote for each share of common stock into which it would convert. On any date after September 12, 2005 and on each of the first and second anniversaries thereof, upon approval of at least 66 2/3% of the then outstanding shares of preferred stock, such shares may be redeemed in three equal annual installments. The Company was required to affect redemptions by paying cash in an amount equal to $14.23, $39.54, $66.82 and $41.68 per share for Series A-1, B-1, C-1 and D-1 preferred stock, respectively, plus any declared but unpaid dividends.

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
Holders of the preferred shares shall be entitled to receive non-cumulative dividends at an annual rate of $1.14, $3.16, $5.35 and $0.44 per share of Series A-1, B-1, C-1 and D-1 preferred stock, respectively, as adjusted for stock splits, stock combinations and stock dividends. To date, the Company has not declared any dividends.
In the event of liquidation, the preferred stockholders receive a liquidation preference equal to the original issuance price plus declared but unpaid dividends. The liquidation preference has priority over all distributions to common stockholders. After payment of the liquidation preference, all remaining assets from liquidation are to be paid to the preferred stockholders and common stockholders according to the number of shares held. However, the total amounts that may be distributed (including all amounts payable under the liquidation preference) to the holders of Series A-1, B-1, C-1 and D-1 preferred stock shall not exceed $42.70, $118.62, $200.47 and $125.00 per share, respectively. All remaining amounts shall be distributed ratably to the holders of common stock.
In April 2005, the principal and accrued interest under the Secured Bridge Notes were converted into 3,034,095 shares of Series A-2 preferred stock. Subsequent to the conversion of the Secured Bridge Notes, the holders of Series A-1, B-1, C-1, and D-1 preferred stock exchanged their 1,765,900 shares of Series A-1, B-1, C-1 and D-1 preferred stock, together with their 3,034,095 shares of Series A-2 preferred stock, for an aggregate of 13,600,000 shares of new Series A preferred stock, and 388,104 shares of common stock were issued upon conversion of shares of Series A-1, B-1, C-1 or D-1 preferred stock that were not exchanged for shares of new Series A preferred stock. Also in April 2005, the Company sold 1,592,354 shares of new Series B preferred stock for $4.71 per share for net proceeds of $6,656. As a result, a summary of redeemable convertible preferred stock issued and outstanding as of September 30, 2005 is as follows:

		Aggregate Liquidation
	Shares Issued and	Preference and
	Outstanding	Redemption Value

Series A (New)	13,600,000	$33,500
Series B (New)	1,592,354	7,500

	15,192,354	$41,000

As of September 30, 2005, the 15,192,354 shares of Series A (new) and Series B (new) preferred stock are convertible into a total of 7,596,164 shares of common stock and have a redemption value of $2.46 and $4.71 per share of Series A (new) and Series B (new) preferred stock, respectively, plus any declared but unpaid dividends.

6.	Stockholders’ Deficit

Common Stock
The majority of the outstanding shares of common stock have been issued to the founders, directors, employees and consultants of the Company. In connection with certain stock purchase agreements, the Company has the option to repurchase, at the original issuance price, the unvested shares in the event of termination of employment or engagement. Shares under these agreements vest over periods of up to four years. At December 31, 2004 and September 30, 2005, 57,631 shares and 66,385 shares, respectively, were subject to repurchase by the Company.

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)

Stock Options
In June 1999, the Company adopted its 1999 Stock Option Plan under which employees, directors, and consultants may be granted options and stock purchase rights to purchase common shares. In February 2000, the Company adopted its 2000 Equity Incentive Plan (the “Equity Incentive Plan”). The Equity Incentive Plan replaced the Company’s 1999 Stock Option Plan under which no stock options were granted. The Equity Incentive Plan provides for the grant of up to 1,755,000 shares pursuant to incentive and non–statutory stock options, stock bonuses or sales of restricted stock. Options granted under the Equity Incentive Plan generally expire no later than ten years from the date of grant (five years for a 10% stockholder). Options generally vest over a period of four years. The exercise price of incentive stock options must be equal to at least the fair value of the Company’s common stock on the date of grant, and the exercise price of non-statutory stock options may be no less than 85% of the fair value of the Company’s common stock on the date of grant. The exercise price of any option granted to a 10% stockholder may not be less than 110% of the fair value of the Company’s common stock on the date of grant.
The following table summarizes activity related to stock options to purchase shares of the Company’s common stock:

		Weighted-Average
	Shares	Exercise Price

Outstanding at December 31, 2001	148,283	$12.83
Granted	83,830	$13.88
Exercised	(74,473)	$13.44
Cancelled	(28,546)	$14.49

Outstanding at December 31, 2002	129,094	$12.80
Granted	46,958	$10.12
Exercised	(307)	$13.44
Cancelled	(11,644)	$13.44

Outstanding at December 31, 2003	164,101	$11.98
Granted	39,905	$4.80
Exercised	(11,196)	$5.59
Cancelled	(28,335)	$12.04

Outstanding at December 31, 2004	164,475	$10.67
Granted	1,372,863	$1.00
Exercised	(51,713)	$1.06
Cancelled	(82,474)	$2.38

Outstanding at September 30, 2005	1,403,151	$2.05

Exercisable at December 31, 2004	121,072	$10.40

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
Selected information regarding stock options as of December 31, 2004:

					Weighted
		Weighted			Average
Range of		Average	Weighted		Exercise Price
Exercise	Options	Remaining	Average	Options	of Options
Price	Outstanding	Life in Years	Exercise Price	Exercisable	Exercisable

$1.58	7,020	6.34	$1.58	6,384	$1.58
$3.96	39,362	9.05	$3.96	30,872	$3.96
$13.44	118,093	7.32	$13.44	83,816	$13.44

Total	164,475	7.69	$10.67	121,072	$10.40

At December 31, 2004, 121,072 shares were vested.
At December 31, 2004, exercise prices of outstanding stock options ranged between $1.58 and $13.44 per share. The weighted-average fair value of options granted (as determined through the use of the Black-Scholes pricing model) during 2004, 2003, and 2002 were $1.90, $3.96, and $11.22, respectively. The weighted-average remaining contractual life of the options outstanding at December 31, 2004 was 7.69 years.
During the years ended December 31, 2002 and 2001, in connection with the grant of certain stock options to employees, the Company recorded deferred stock compensation totaling approximately $500 and $1,200, respectively, representing the difference between the exercise price and the estimated fair value of the Company’s common stock on the date such stock options were granted. Deferred compensation is included as a reduction of stockholders’ equity and is being amortized to expense over the vesting period of the options in accordance with FIN No. 28, which permits an accelerated amortization methodology. During the years ended December 31, 2004, 2003 and 2002, the Company recorded amortization of deferred stock compensation expense of approximately $121, $302 and $756, respectively.
At December 31, 2004, 1,003,376 shares remained available for future issuance or grant under the 2000 Equity Incentive Plan.

Notes Receivable
From 1999 to 2002, the board of directors authorized the issuance of an aggregate of approximately $2,000 in loans to employees and consultants, related to the exercise of their stock options and purchase of their restricted stock. The notes are full recourse and are also secured by the underlying stock. The notes bear interest at 7%. The principal amount of the notes and the related interest are required to be repaid on the earlier of five years from the origination date of the loans, upon termination of employment by or association with the Company or upon the sale of the underlying stock securing the note.
During 2004, the compensation committee of the board of directors authorized the Company to repurchase vested and unvested shares of common stock in settlement of the principal and accrued interest on the outstanding notes (the “Note Settlement”). The Company repurchased 131,224 shares of common stock in settlement of approximately $1,113 in aggregate principal and accrued interest on the notes. The Company also forgave approximately $782 of principal and accrued interest related to those notes whose principal balance had been partially repaid in the Note Settlement. As of December 31, 2004, approximately $138 of aggregate principal and accrued interest remained outstanding on the notes and are being marked-to-market until such notes are extinguished.

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)

Warrants
In 2000, in conjunction with its equipment line of credit agreement, the Company issued a warrant to purchase up to an aggregate of 4,672 shares of the Company’s Series A-1 preferred stock at an exercise price of $14.23 per share. The warrant is exercisable through 2007. The Company determined the fair value on the grant date, using the Black-Scholes pricing model, with a resulting aggregate expense of $33, which was recorded against the principal balance and has been fully amortized as interest expense in prior years.
In 2000, in conjunction with the issuance of its Series C preferred stock, the Company issued a warrant to purchase up to an aggregate of 7,581 shares of the Company’s common stock at an exercise price of $8.45 per share to the placement agent. The warrant expired unexercised in 2004.
In 2001, in conjunction with an executive recruiting agreement, the Company issued a warrant to purchase up to an aggregate of 1,264 shares of the Company’s common stock at an exercise price of $13.44 per share to the executive recruiting agency. The warrant is exercisable through 2011. The Company determined the fair value on the grant date, using the Black-Scholes pricing model, with a resulting aggregate expense of $22.
In conjunction with the line of credit agreement entered into in July 2002, the Company issued warrants to purchase up to an aggregate of 4,489 shares of the Company’s Series C-1 preferred stock at an exercise price of $66.82 per share. If the Company issues preferred stock in an equity financing at a price less than $66.82 per share in the future (“Qualified Financing”), the exercise price of the warrants will be adjusted to the price per share of the Qualified Financing. Also, the number of shares to be issued upon exercise of the warrant will be adjusted accordingly and the securities issuable upon exercise of the warrants will be securities issued in the Qualified Financing. The warrants are exercisable through the later of July 2012 or 5 years after the closing of the Company’s initial public offering of its common stock. The Company determined the fair value on the grant date, using the Black-Scholes pricing model, with a resulting aggregate expense of $168, which is recorded against the principal balance and is being amortized over the term of the line of credit. Of the debt discount, approximately $64 has been recognized as interest expense during the year ended December 31, 2004.
In conjunction with the line of credit agreement entered into in September 2002, the Company issued warrants to purchase up to an aggregate of 192 shares and 390 shares of the Company’s Series C-1 preferred stock at an exercise price of $66.82 per share during 2004 and 2003, respectively. If the Company issues preferred stock in a Qualified Financing, the exercise price of the warrants will be adjusted to the price per share of the Qualified Financing. Also, the number of shares to be issued upon exercise of the warrants will be adjusted accordingly and the securities issued upon exercise of the warrants will be the securities issued in the Qualified Financing. The warrants are exercisable through the earlier of September 2009 or the closing of the Company’s initial public offering of its common stock. The Company determined the fair value on the grant date, using the Black-Scholes pricing model, and has recognized the fair value as interest expense.
In July 2005, the Company issued fully-vested warrants to purchase 115,000 shares of common stock with exercise prices ranging from $0.40 to $1.00 per share to two former employees of the Company. The warrants were contractually committed to be issued in June 2005 and therefore, the Company recorded stock compensation expense of $1.3 million during the nine months ended September 30, 2005. The Company determined the fair value using the Black-Scholes pricing model with the following assumptions: volatility factor of 63%, dividend yield of 0% and a five year life.

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)

Shares Reserved for Future Issuance
The Company has reserved shares of common stock for future issuance as follows:

	December 31,	September 30,
	2004	2005

Conversion of convertible preferred stock	882,950	7,596,164
2000 Equity Incentive Plan	666,210	1,556,317
Warrants	6,728	170,826

	1,555,888	9,323,307

7.	Income Taxes
Significant components of the Company’s deferred tax assets as of December 31, 2004 and 2003 are shown below. A valuation allowance of $40,692, of which $7,551 relates to 2004, has been recognized to offset the deferred tax assets, as realization of such assets is uncertain.

	December 31,

	2003	2004

Deferred tax assets:
Net operating loss carryforwards	$24,655	$29,954
Research and development credits	3,954	4,783
Capitalized research and development	1,739	1,742
License	–	1,630
Accrued vacation	246	258
Deferred revenue	2,731	1,655
Other	210	236
Depreciation and amortization	–	434

Total deferred tax assets	33,535	40,692
Valuation allowance for deferred tax assets	(33,141)	(40,692)

Net deferred tax assets	394	–
Deferred tax liabilities:
Depreciation and amortization	(394)	–

Net deferred taxes	$–	$–

At December 31, 2004, the Company had federal and California tax net operating loss carryforwards of approximately $78,949 and $40,407, respectively. The federal and California tax loss carryforwards will begin to expire in 2019 and 2009, respectively, unless previously utilized. The Company also has federal and California research and development tax credit carryforwards totaling approximately $3,300 and $2,281, respectively. The federal research and development tax credit carry forward will begin to expire in 2019, unless previously utilized.
Pursuant to Internal Revenue Code Sections 382 and 383, use of the Company’s net operating loss and tax credit carryforwards may be limited as a result of certain cumulative changes in the Company’s stock ownership which occurred during 1999 and 2001. However, the Company believes that the limitations will not have a material impact on the utilization of the carryforwards.

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)

8.	Employee Benefit Plan
Effective October 1, 1999, the Company adopted a defined contribution 401(k) profit sharing plan (the “Plan”) covering substantially all employees that meet certain age requirements. Employees may contribute up to 100% of their compensation per year (subject to a maximum limit by federal law). The Plan does allow for employer matching.

9.	Reductions In Force
During June 2002, the Company eliminated approximately 30% of its workforce (39 employees) and closed its San Francisco office. The Company recorded a charge related to this reduction in force of approximately $2,000, of which approximately $1,700 was paid as of December 31, 2004. The charge consisted of approximately $1,100 for severance expenses and approximately $900 for the anticipated net rental payments due over the remaining term of the Company’s facility lease in San Francisco. The remaining accrual for this reduction in force is approximately $282 as of December 31, 2004, and it is related to the lease and is expected to be paid over the remaining period of the lease (approximately two years).
During August 2004, the Company eliminated approximately 11% of its workforce (17 employees). The Company recorded a charge related to this reduction in force of approximately $278, all of which has been paid as of December 31, 2004.

10.	Subsequent Events

Extension of Maturity Date of Secured Bridge Notes
In January 2005, the Company, the agent and the lenders party to the Loan and Security Agreement holding a majority in interest of the outstanding principal amount under all of the Secured Bridge Notes (the “Majority Lenders”) agreed to extend the maturity date of the Secured Bridge Notes from January 27, 2005 to March 31, 2005, or such earlier date as may be determined by the Majority Lenders. Subsequently, the Company, the agent and the Majority Lenders agreed to further extend the maturity date of the Secured Bridge Notes from March 31, 2005 to April 22, 2005, or such earlier date as may be determined by the Majority Lenders.

Reduction in Force
In April 2005, the Company terminated 14 of its employees. The Company provided severance benefits to all such terminated employees who executed a severance agreement and release. The total costs associated with the severance benefits were approximately $230.

Equity Financing and Recapitalization
On April 21, 2005, the Company completed the initial close of a private placement of equity securities (the “Series B Financing”). The total amount committed by the investors in the Series B Financing (“Series B Investors”) was approximately $15,000 of which approximately $7,500 was received by the Company in the initial close and the remaining $7,500 was irrevocably committed by the Series B Investors to be funded no later than December 15, 2005 unless the Company has completed an initial public offering or sale of the Company prior to that date. In December 2005, the Company issued approximately $7.5 million of additional shares pursuant to the April 2005 Series B preferred stock purchase agreement.

SGX Pharmaceuticals, Inc.—(Continued)
Notes to Consolidated Financial Statements
(Information subsequent to December 31, 2004 and pertaining to September 30, 2005 and the nine months ended September 30, 2004 and 2005 is unaudited)
Immediately prior to the initial closing of a Series B Financing in April 2005, the Company effected a reverse stock split whereby each share of common and preferred stock then outstanding was converted into 0.126453 of one share of common stock or the applicable series of preferred stock. The principal and accrued interest under the Secured Bridge Notes were converted into 3,034,095 shares of Series A-2 preferred stock at a conversion rate of $4.71 per share. The remaining rights and obligations under the Secured Bridge Notes, including the Bridge Warrants, were terminated in their entirety.
The holders of Series A-1, A-2, B-1, C-1 and D-1 preferred (“Existing Preferred”) stock who participated to a certain minimum extent in the Series B Financing were given the right to exchange all of such holder’s outstanding shares of Existing Preferred stock together with the shares of Series A-2 preferred stock issued upon conversion of the Second Bridge Notes for an aggregate of 13,600,000 shares of new Series A preferred stock. Immediately following the closing of the Series B Financing, each then outstanding share of Existing Preferred stock (i.e., shares that were not exchanged for shares of new Series A preferred stock) was automatically converted into one share of common stock.
As a result of the Series B Financing, a warrant to purchase 1,765 shares of the Company’s Series C-1 preferred stock at an exercise price of $66.82 were adjusted pursuant to their terms and became exercisable for 25,038 shares of Series B preferred stock at an exercise price of $4.71 per share. The Company calculated the fair value of the modification under SFAS 123 and determined it to be immaterial.

4,000,000 Shares
Common Stock

PROSPECTUS

          , 2006

CIBC World Markets	Piper Jaffray

JMP Securities

Until                     , 2006 (25 days after the commencement of the offering), all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in this offering. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market filing fee.

Amount to be
Paid

SEC registration fee	$9,475
NASD filing fee	8,550
Nasdaq National Market filing fee	100,000
Blue sky qualification fees and expenses	10,000
Printing and engraving expenses	250,000
Legal fees and expenses	850,000
Accounting fees and expenses	500,000
Transfer agent and registrar fees and expenses	30,000
Miscellaneous expenses	241,975

Total	$2,000,000

Item 14.	Indemnification of Directors and Officers.
We are incorporated under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred. Our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the completion of this offering, provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law.
Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	transaction from which the director derives an improper personal benefit;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	breach of a director’s duty of loyalty to the corporation or its stockholders.
Our amended and restated certificate of incorporation and amended and restated bylaws include such a provision. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by us upon delivery to us of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by us.
Section 174 of the Delaware General Corporation Law provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
As permitted by the Delaware General Corporation Law, we intend to enter into indemnity agreements with each of our directors and executive officers, that require us to indemnify such persons against any and all expenses (including attorneys’ fees), witness fees, damages, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any action, suit or proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director, an officer or an employee of the registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnity agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.
At present, there is no pending litigation or proceeding involving any of our directors or executive officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.
We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Reference is made to the following documents filed as exhibits to this registration statement regarding relevant indemnification provisions described above and elsewhere herein:

Exhibit Document	Number

Form of Underwriting Agreement	1.1
Form of Registrant’s Amended and Restated Certificate of Incorporation to become effective upon completion of this offering	3.2
Form of Registrant’s Amended and Restated Bylaws to become effective upon completion of this offering	3.4
Amended and Restated Investor Rights Agreement dated April 21, 2005 between Registrant and certain of its stockholders	4.7
Form of Indemnity Agreement	10.1

Item 15.	Recent Sales of Unregistered Securities.
The following list sets forth information regarding all securities sold by us since January 2002. All share amounts have been retroactively adjusted to give effect to a 0.126453-for-1 reverse stock split of the registrant’s common stock and preferred stock and the related recapitalization that was effected in April 2005 and the 1-for-2 reverse stock split of the registrant’s common stock that was effected in January 2006. The 1-for-2 reverse stock split of the registrant’s common stock adjusted the conversion ratio of the preferred stock but did not adjust the number of outstanding shares of preferred stock. As a result of the 1-for-2 reverse stock split of the registrant’s common stock, each share of preferred stock will be converted into one-half of a share of the registrant’s common stock upon the completion of this offering.

(1) In July 2002, in connection with a line of credit agreement, the registrant issued three warrants to two lenders to purchase approximately $300,000 of (i) shares of the registrant’s then outstanding Series C preferred stock, at an initial exercise price of $8.45 per share, subject to adjustment, or (ii) shares of preferred stock issued in a subsequent qualified equity financing at a price per share less than $8.45, as adjusted, with the exercise price of the warrants to be adjusted in such event to the price per share of the shares of preferred stock issued in the subsequent qualified equity financing. The warrants are exercisable through July 2012. In December 2005, these warrants were adjusted pursuant to their terms to become exercisable for shares of Series B preferred stock at an exercise price of $4.71 per share. These warrants will be exercisable for an aggregate of 31,846 shares of common stock at an exercise price of $9.42 per share upon the completion of this offering.

(2) In August 2002, in connection with a line of credit agreement, the registrant issued a warrant to a lender to purchase approximately $118,000 of (i) shares of the registrant’s then outstanding Series C preferred stock, at an initial exercise price of $8.45 per share, subject to adjustment, or (ii) shares of preferred stock issued in a subsequent qualified equity financing at a price per share less than $8.45 per share, as adjusted, with the exercise price of the warrants to be adjusted in such event to the price per share of the shares of preferred stock issued in the subsequent qualified equity financing. The warrants are exercisable through the closing of this offering and will automatically be net exercised upon the closing of the offering if not exercised prior to that time. This warrant was amended and restated in January 2005 to be exercisable for shares of the registrant’s Series C-1 preferred stock or shares of preferred stock issued in a subsequent qualified equity financing. In April 2005, this warrant was adjusted by the reverse stock split, recapitalization and Series B preferred stock financing and became exercisable for 25,038 shares of the registrant’s Series B preferred stock at an exercise price of $4.71 per share prior to the completion of this offering. This warrant will be net exercised for 2,692 shares of the registrant’s common stock immediately prior to but contingent upon the completion of this offering.

(3) In July and September 2004, the registrant issued $13.4 million principal amount of secured convertible promissory notes in a private placement to 56 accredited investors pursuant to a loan and security agreement. The notes accrued interest at a rate of 10% per year. In April 2005, the principal and accrued interest under the notes was converted into 3,034,095 shares of the registrant’s series A-2 preferred stock. In July 2004, in connection with the issuance of the notes, the registrant issued (i) an aggregate of 427,429 shares of the registrant’s previously outstanding Series A-1 preferred stock to 9 accredited investors upon exchange of an aggregate of 427,429 shares of the registrant’s previously outstanding Series A preferred stock, (ii) an aggregate of 641,599 shares of the registrant’s previously outstanding Series B-1 preferred stock to 28 accredited investors upon exchange of an aggregate of 641,599 shares of the registrant’s previously outstanding Series B preferred stock, (iii) an aggregate of 604,182 shares of the registrant’s previously outstanding Series C-1 preferred stock to 53 accredited investors upon exchange of an aggregate of 604,182 shares of the registrant’s previously outstanding Series C preferred stock, (iv) an aggregate of 92,635 shares of the registrant’s previously outstanding Series D-1 preferred stock to 4 accredited investors upon exchange of an aggregate of 92,635 shares of the registrant’s previously outstanding Series D preferred stock and (v) an aggregate of 194,044 shares of common stock to 21 accredited investors upon conversion of the previously outstanding preferred stock not exchanged in connection with the loan and security agreement. In September 2004, in connection with the issuance of the notes, the registrant also issued warrants to purchase shares of common stock to each of the 56 accredited investors, with a exercise price of $0.01 per share. These warrants were terminated in April 2005 in connection with the Series B preferred stock financing.

(4) In December 2004, the registrant issued an amended and restated convertible promissory note in a private placement to Millennium Pharmaceuticals, Inc. (as successor in interest to mHOLDINGS Trust) in the aggregate principal amount of $6 million. No interest accrues on the principal unless a payment towards the principal becomes overdue. Upon completion of this offering, this note will automatically convert in a private placement into 500,000 shares of common stock assuming an initial public offering price of $12.00 per share.

(5) In April 2005, in connection with the registrant’s Series B preferred stock financing and recapitalization, the registrant (i) issued and sold an aggregate of 1,592,354 shares of Series B preferred stock in a private placement to 53 accredited investors for aggregate consideration of approximately $7.5 million, (ii) issued an aggregate of 13,600,000 shares of the registrant’s Series A preferred stock to 51 accredited investors upon the exchange of an aggregate of 427,429 shares of the registrant’s previously outstanding Series A-1 preferred stock, 3,034,095 shares of the registrant’s previously outstanding series A-2 preferred stock, 641,599 shares of the registrant’s previously outstanding Series B-1 preferred stock, 604,182 shares of the registrant’s previously outstanding Series C-1 preferred stock, and 92,635 shares of the registrant’s previously outstanding Series D-1 preferred stock and (iii) committed to issue an additional 1,592,354 shares of Series B preferred stock to the accredited investors who irrevocably committed to purchase these shares in April 2005. The registrant issued 1,583,627 of these additional shares of Series B preferred stock in December 2005 pursuant to these irrevocable commitments from April 2005. Upon completion of this offering, these shares of Series A preferred stock and Series B preferred stock will convert into an aggregate of 8,346,316 shares of common stock.

(6) In July 2005, the registrant issued two warrants to purchase up to an aggregate of 115,000 shares of common stock having an exercise price of $1.00 per share to two accredited investors as consideration for past services to the registrant.

(7) In September 2005, in connection with a line of credit and equipment financing agreement, the registrant issued two warrants to two lenders to purchase an aggregate of 40,763 shares of the registrant’s Series B preferred stock, at an initial exercise price of $4.71 per share. The warrants are exercisable through September 2015. The warrants will become exercisable for 20,381 shares of the registrant’s common stock, at an exercise price of $9.42 per share, upon completion of this offering. In December 2005, in connection with this line of credit and equipment financing agreement, the registrant issued two additional warrants to the lenders to purchase an aggregate of 49,607 shares of the registrant’s Series B preferred stock, at an initial exercise price of $4.71 per share. The warrants are exercisable through December 2015. These warrants will become exercisable for 24,803 shares of the registrant’s common stock, at an exercise price of $9.42 per share, upon completion of this offering.

(8) As of December 31, 2005, the registrant had outstanding options under the registrant’s 2000 equity incentive plan to purchase 1,146,686 shares of common stock (net of exercises and cancellations) to employees, directors and consultants, with a weighted average exercise price of $2.13 per share. In May 2005, the registrant also granted 70,000 shares of restricted common stock under its 2000 equity incentive plan to one of the registrant’s directors.

The offers, sales, and issuances of the securities described in paragraphs (1), (2), (3), (4), (5), and (6) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of securities to the recipients did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited or sophisticated person and had adequate access, through employment, business or other relationships, to information about us.
The offers, sales, and issuances of the securities described in paragraphs (1), (3), (4), (5), (6) and (7) were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited investor under Rule 501 of Regulation D.
The offers, sales and issuances of the securities described in paragraph (8) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of such securities were our employees, directors or bona fide consultants and received the securities under our 2000 equity incentive plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16.	Exhibits and Financial Statement Schedules.
(a) Exhibits.

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement.
3.1		Registrant’s Amended and Restated Certificate of Incorporation, as amended and as currently in effect.
3	.2(1)	Form of Registrant’s Amended and Restated Certificate of Incorporation to become effective upon completion of this offering.
3	.3(1)	Registrant’s Bylaws, as currently in effect.
3	.4(1)	Form of Registrant’s Amended and Restated Bylaws to become effective upon completion of this offering.
4.1		Form of Common Stock Certificate of Registrant.
4	.2(1)	Form of Warrant to Purchase Common Stock issued by Registrant in July 2005 to Timothy Harris and Linda Grais.
4.3		Form of Warrants issued by Registrant in July 2002 to GATX Ventures, Inc.
4	.4(3)	Amended and Restated Warrant issued by Registrant in January 2005 to Oxford Finance Corporation.
4.5		Warrant issued by Registrant in July 2002 to Silicon Valley Bank.
4	.6(1)	Amended and Restated Convertible Promissory Note dated December 16, 2004 between Registrant and Millennium Pharmaceuticals, Inc.
4	.7(1)	Amended and Restated Investor Rights Agreement dated April 21, 2005 between Registrant and certain of its stockholders.

Exhibit
Number		Description of Document

4	.8(2)	Form of Warrant issued by Registrant in September and December 2005 to Oxford Finance Corporation and Silicon Valley Bank. Reference is made to Exhibit 10.34.
5.1		Opinion of Cooley Godward LLP.
10	.1+(1)	Form of Indemnity Agreement by and between Registrant and its directors and executive officers.
10	.2+	2000 Equity Incentive Plan and Form of Option Agreement and Form of Stock Option Grant Notice thereunder.
10	.3+	2005 Equity Incentive Plan and Form of Stock Option Agreement and Form of Stock Option Grant Notice thereunder.
10	.4+	2005 Employee Stock Purchase Plan and Form of Offering Document thereunder.
10	.5+	2005 Non-Employee Directors’ Stock Option Plan and Form of Stock Option Agreement and Form of Stock Option Grant Notice thereunder.
10	.6+(1)	Amended and Restated Executive Employment Agreement dated January 1, 2005 between Registrant and Michael Grey.
10	.7+(1)	Executive Employment Agreement dated January 1, 2002 between Registrant and Stephen Burley, M.D., D.Phil. and related relocation loan agreement dated July 29, 2002.
10	.8+(1)	Separation Letter Agreement dated November 12, 2004 between Registrant and Tim Harris, Ph.D.
10	.9+(1)	Offer Letter Agreement dated June 3, 2005 between Registrant and James A. Rotherham.
10	.10+(1)	Separation Agreement dated June 14, 2005 between Registrant and Neill Giese.
10	.11+(1)	Chairmanship Letter Agreement dated January 16, 2004 between Registrant and Christopher Henney, Ph.D., DSc.
10	.12+(1)	Non-Employee Director Compensation Letter Agreement dated April 13, 2001 between Registrant and Stelios Papadopoulos, Ph.D., as amended.
10	.13(1)	Lease Agreement dated September 20, 1999 between Registrant and ARE-10505 Roselle Street, LLC, as amended.
10	.14(1)	Lease Agreement dated May 18, 2000 between Registrant and ARE-3770 Tansy Street, LLC.
10	.15(1)	Lease Agreement dated June 1, 2001 between Registrant and BRS Torrey I, LLC.
10	.16*	Patent and Know How License dated July 23, 2004 between Registrant, Shire Biochem Inc., Tanaud Ireland Inc. and Tanaud International B.V., as amended, and related novation agreements.
10	.17*(3)	Collaboration and License Agreement dated April 14, 2003 between Registrant and Eli Lilly and Company.
10	.18*(3)	Amendment to Agreement dated July 1, 2003 between Registrant and Eli Lilly and Company.
10	.19*(1)	Amendment to Agreement dated January 30, 2004 between Registrant and Eli Lilly and Company.
10	.20*(3)	Amendment to Agreement dated November 11, 2004 between Registrant and Eli Lilly and Company.
10	.21*(1)	Amendment to Agreement dated March 31, 2005 between Registrant and Eli Lilly and Company.
10	.22*(3)	Collaboration Agreement dated August 20, 2004 between Registrant, F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc.

Exhibit
Number		Description of Document

10	.23*(3)	Collaboration Agreement dated August 1, 2003 between Registrant and OSI Pharmaceuticals, Inc.
10	.24(1)	Amendment to Agreement dated January 11, 2004 between Registrant and OSI Pharmaceuticals, Inc.
10	.25*(3)	Amendment to Agreement dated February 1, 2005 between Registrant and OSI Pharmaceuticals, Inc.
10	.26*(3)	Collaboration Agreement dated March 18, 2004 between Registrant and Serono International SA.
10	.27*(3)	Collaboration Agreement dated December 1, 2003 between Registrant and UroGene, S.A. (which was acquired by Pierre Fabre Médicament in July 2005).
10	.28*(1)	Amendment to Agreement dated December 16, 2004 between Registrant and UroGene, S.A. (predecessor-in-interest to Pierre Fabre Médicament) and related assignment agreements.
10	.29*	Drug Discovery Agreement dated July 1, 2005 between Registrant and Cystic Fibrosis Foundation Therapeutics, Inc.
10	.30(1)	Memorandum of Understanding dated July 26, 2000 between the Advanced Photon Source and the Structural GenomiX Collaborative Access Team and related Collaborative Access Team User Agreement dated May 15, 2001 between Registrant, The University of Chicago and United States Department of Energy.
10	.31(1)	Master Loan and Security Agreement No. 2081008 dated August 28, 2002 between Registrant and Oxford Finance Corporation, as amended.
10	.32(2)	First Amendment to Lease Agreement dated August 30, 2005 between Registrant and ARE-3770 Tansy Street, LLC.
10	.33(2)	Third Amendment to Lease Agreement dated August 30, 2005 between Registrant and ARE-10505 Roselle Street, LLC.
10	.34(2)	Loan and Security Agreement dated September 16, 2005 among Registrant, Oxford Finance Corporation and Silicon Valley Bank.
10	.35*(3)	Amendment to Agreement effective as of October 1, 2005 between Registrant, F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc.
10	.36*(3)	Amendment to Agreement dated October 28, 2005 between Registrant and Serono International SA.
10	.37+	Offer Letter Agreement dated November 16, 2005 between Registrant and William Todd Myers.
10	.38+	Offer Letter Agreement dated December 13, 2005 between Registrant and Siegfried Reich, Ph.D.
10	.39+	Separation Agreement dated November 18, 2005 between Registrant and James Rotherham.
23.1		Consent of Independent Registered Public Accounting Firm.
23.2		Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24	.1(1)	Power of Attorney.

†	To be filed by amendment.

+	Indicates management contract or compensatory plan.

*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(1)	Filed with the Registrant’s Registration Statement on Form S-1 on September 2, 2005.

(2)	Filed with Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 on October 14, 2005.

(3)	Filed with Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 on November 14, 2005.

(b) Financial Statement Schedules.
No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 4 to Registration Statement on Form S-1 (No. 333-128059) to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 4th day of January 2006.

SGX PHARMACEUTICALS, INC.

By:	/s/ Michael Grey

Michael Grey

Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement on Form S-1 (No. 333-128059) has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Michael Grey Michael Grey		President, Chief Executive Officer and Member of the Board of Directors (Principal Executive Officer)	January 4, 2006

/s/ W. Todd Myers W. Todd Myers, C.P.A.		Chief Financial Officer (Principal Financial and Accounting Officer)	January 4, 2006

/s/ Christopher S. Henney Christopher S. Henney, Ph.D., D.Sc.		Chairman of the Board of Directors	January 4, 2006

/s/ Louis C. Bock Louis C. Bock		Member of the Board of Directors	January 4, 2006

/s/ Karin Eastham Karin Eastham, C.P.A.		Member of the Board of Directors	January 4, 2006

/s/ Jean-Francois Formela Jean-Francois Formela, M.D.		Member of the Board of Directors	January 4, 2006

* Vijay K. Lathi		Member of the Board of Directors	January 4, 2006

/s/ Stelios Papadopoulos Stelios Papadopoulos, Ph.D.		Member of the Board of Directors	January 4, 2006

*By:	/s/ Michael Grey Michael Grey Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement.
3.1		Registrant’s Amended and Restated Certificate of Incorporation, as amended and as currently in effect.
3	.2(1)	Form of Registrant’s Amended and Restated Certificate of Incorporation to become effective upon completion of this offering.
3	.3(1)	Registrant’s Bylaws, as currently in effect.
3	.4(1)	Form of Registrant’s Amended and Restated Bylaws to become effective upon completion of this offering.
4.1		Form of Common Stock Certificate of Registrant.
4	.2(1)	Form of Warrant to Purchase Common Stock issued by Registrant in July 2005 to Timothy Harris and Linda Grais.
4.3		Form of Warrants issued by Registrant in July 2002 to GATX Ventures, Inc.
4	.4(3)	Amended and Restated Warrant issued by Registrant in January 2005 to Oxford Finance Corporation.
4.5		Warrant issued by Registrant in July 2002 to Silicon Valley Bank.
4	.6(1)	Amended and Restated Convertible Promissory Note dated December 16, 2004 between Registrant and Millennium Pharmaceuticals, Inc.
4	.7(1)	Amended and Restated Investor Rights Agreement dated April 21, 2005 between Registrant and certain of its stockholders.
4	.8(2)	Form of Warrant issued by Registrant in September and December 2005 to Oxford Finance Corporation and Silicon Valley Bank. Reference is made to Exhibit 10.34.
5.1		Opinion of Cooley Godward LLP.
10	.1+(1)	Form of Indemnity Agreement by and between Registrant and its directors and executive officers.
10	.2+	2000 Equity Incentive Plan and Form of Option Agreement and Form of Stock Option Grant Notice thereunder.
10	.3+	2005 Equity Incentive Plan and Form of Stock Option Agreement and Form of Stock Option Grant Notice thereunder.
10	.4+	2005 Employee Stock Purchase Plan and Form of Offering Document thereunder.
10	.5+	2005 Non-Employee Directors’ Stock Option Plan and Form of Stock Option Agreement and Form of Stock Option Grant Notice thereunder.
10	.6+(1)	Amended and Restated Executive Employment Agreement dated January 1, 2005 between Registrant and Michael Grey.
10	.7+(1)	Executive Employment Agreement dated January 1, 2002 between Registrant and Stephen Burley, M.D., D.Phil. and related relocation loan agreement dated July 29, 2002.
10	.8+(1)	Separation Letter Agreement dated November 12, 2004 between Registrant and Tim Harris, Ph.D.
10	.9+(1)	Offer Letter Agreement dated June 3, 2005 between Registrant and James A. Rotherham.
10	.10+(1)	Separation Agreement dated June 14, 2005 between Registrant and Neill Giese.
10	.11+(1)	Chairmanship Letter Agreement dated January 16, 2004 between Registrant and Christopher Henney, Ph.D., DSc.
10	.12+(1)	Non-Employee Director Compensation Letter Agreement dated April 13, 2001 between Registrant and Stelios Papadopoulos, Ph.D., as amended.

Exhibit
Number		Description of Document

10	.13(1)	Lease Agreement dated September 20, 1999 between Registrant and ARE-10505 Roselle Street, LLC, as amended.
10	.14(1)	Lease Agreement dated May 18, 2000 between Registrant and ARE-3770 Tansy Street, LLC.
10	.15(1)	Lease Agreement dated June 1, 2001 between Registrant and BRS Torrey I, LLC.
10	.16*	Patent and Know How License dated July 23, 2004 between Registrant, Shire Biochem Inc., Tanaud Ireland Inc. and Tanaud International B.V., as amended, and related novation agreements.
10	.17*(3)	Collaboration and License Agreement dated April 14, 2003 between Registrant and Eli Lilly and Company.
10	.18*(3)	Amendment to Agreement dated July 1, 2003 between Registrant and Eli Lilly and Company.
10	.19*(1)	Amendment to Agreement dated January 30, 2004 between Registrant and Eli Lilly and Company.
10	.20*(3)	Amendment to Agreement dated November 11, 2004 between Registrant and Eli Lilly and Company.
10	.21*(1)	Amendment to Agreement dated March 31, 2005 between Registrant and Eli Lilly and Company.
10	.22*(3)	Collaboration Agreement dated August 20, 2004 between Registrant, F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc.
10	.23*(3)	Collaboration Agreement dated August 1, 2003 between Registrant and OSI Pharmaceuticals, Inc.
10	.24(1)	Amendment to Agreement dated January 11, 2004 between Registrant and OSI Pharmaceuticals, Inc.
10	.25*(3)	Amendment to Agreement dated February 1, 2005 between Registrant and OSI Pharmaceuticals, Inc.
10	.26*(3)	Collaboration Agreement dated March 18, 2004 between Registrant and Serono International SA.
10	.27*(3)	Collaboration Agreement dated December 1, 2003 between Registrant and UroGene, S.A. (which was acquired by Pierre Fabre Médicament in July 2005).
10	.28*(1)	Amendment to Agreement dated December 16, 2004 between Registrant and UroGene, S.A. (predecessor-in-interest to Pierre Fabre Médicament) and related assignment agreements.
10	.29*	Drug Discovery Agreement dated July 1, 2005 between Registrant and Cystic Fibrosis Foundation Therapeutics, Inc.
10	.30(1)	Memorandum of Understanding dated July 26, 2000 between the Advanced Photon Source and the Structural GenomiX Collaborative Access Team and related Collaborative Access Team User Agreement dated May 15, 2001 between Registrant, The University of Chicago and United States Department of Energy.
10	.31(1)	Master Loan and Security Agreement No. 2081008 dated August 28, 2002 between Registrant and Oxford Finance Corporation, as amended.
10	.32(2)	First Amendment to Lease Agreement dated August 30, 2005 between Registrant and ARE-3770 Tansy Street, LLC.
10	.33(2)	Third Amendment to Lease Agreement dated August 30, 2005 between Registrant and ARE-10505 Roselle Street, LLC.
10	.34(2)	Loan and Security Agreement dated September 16, 2005 among Registrant, Oxford Finance Corporation and Silicon Valley Bank.

Exhibit
Number		Description of Document

10	.35*(3)	Amendment to Agreement effective as of October 1, 2005 between Registrant, F. Hoffmann-La Roche Ltd. and Hoffmann-La Roche Inc.
10	.36*(3)	Amendment to Agreement dated October 28, 2005 between Registrant and Serono International SA.
10	.37+	Offer Letter Agreement dated November 16, 2005 between Registrant and William Todd Myers.
10	.38+	Offer Letter Agreement dated December 13, 2005 between Registrant and Siegfried Reich, Ph.D.
10	.39+	Separation Agreement dated November 18, 2005 between Registrant and James Rotherham.
23.1		Consent of Independent Registered Public Accounting Firm.
23.2		Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.
24	.1(1)	Power of Attorney.

†	To be filed by amendment.
+	Indicates management contract or compensatory plan.
*	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
(1)	Filed with the Registrant’s Registration Statement on Form S-1 on September 2, 2005.
(2)	Filed with Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 on October 14, 2005.

(3)	Filed with Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 on November 14, 2005.